Exhibit 99.2

CANOPY GROWTH CORPORATION

and

ACREAGE HOLDINGS, INC.

ARRANGEMENT AGREEMENT

April 18, 2019

Schedule A:	Plan of Arrangement
Schedule B:	Arrangement Resolution
Schedule C:	Purchaser Shareholder Resolution
Schedule D:	Representations and Warranties of the Company
Schedule E:	Representations and Warranties of the Purchaser
Schedule F:	Form of Voting Support Agreement
Schedule G:	Trademark and Technology License Agreement
Schedule H:	Form of Lock-Up and Incentive Agreement

Exhibit 1:	High Street Operating Agreement - Amending Terms
Exhibit 2:	Tax Receivables Agreement - Amending Terms

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 18th day of April, 2019

BETWEEN:

Canopy Growth Corporation, a corporation existing under the laws of Canada;

(the “Purchaser”)

- and -

Acreage Holdings, Inc., a corporation existing under the laws of the Province of British Columbia;

(the “Company”).

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Tax Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the U.S. Tax Code.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1            Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (i) that is entered into in accordance with Section 5.1(6)(d) hereof; and (ii) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, including, without limitation, a standstill provision that only permits the third party to, either alone or jointly with others, make an Acquisition Proposal to the Company Board that is not publicly announced.

“Acquisition” means the acquisition by the Purchaser of the issued and outstanding Company Shares following the exercise or deemed exercise of the Purchaser Call Option, pursuant to and in accordance with the Arrangement.

“Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Acquisition Closing Outside Date” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Acquisition Date” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Acquisition Effective Time” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by this Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement.

“Acquisition Regulatory Approvals” means all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Acquisition, including, but not limited to:

(a)	any filings required by the HSR Act and any applicable foreign investment and competition law approvals in Canada, the United States and elsewhere;

(b)	the approval from the stock exchange(s) on which the Consideration Shares are listed to permit the Purchaser to acquire all of the issued and outstanding Company Shares; and

(c)

the approval from the stock exchange(s) on which the Consideration Shares are listed, for the listing of the Consideration Shares, and any Purchaser Shares issuable upon the exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Aggregate Option Premium” means US$300,000,000.

“Agreement” means this arrangement agreement, as the same may be amended, supplemented or restated.

“Alternate Consideration” has the meaning specified in Section 2.15(1).

“Alternative Transaction” has the meaning specified in Section 4.2(5).

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Arrangement Regulatory Approvals” means:

(a)	the grant of the Interim Order and the Final Order;

(b)	in relation to the Company, the approval of the CSE in respect of the Arrangement; and

(c)	HSR Approval.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B hereto, with such amendments or variations as the Court may direct in the Interim Order with the consent of the Company and the Purchaser, each acting reasonably.

“associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person necessary to carry on its business as now being conducted.

“BCBCA” means the Business Corporations Act (British Columbia).

“Breaching Party” has the meaning specified in Section 4.8(3).

“Business Contact Data” means any information that is used for the purpose of communicating or facilitating communication with an individual in relation to their employment, business or professional such as the individual’s name, position name or title, work address, work telephone number, work fax number or work electronic address.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires.

“CBG” means CBG Holdings LLC, a limited liability company existing under the laws of the State of Delaware.

“CBG Group” means, collectively, CBG and GCILP.

“CBG Group Agreements” means, collectively, the CBG Group Consent Agreement and the CBG Group Investor Rights Agreement.

“CBG Group Warrants ” means the common share purchase warrants of the Purchaser, consisting of 88,472,861 Tranche A warrants and 51,272,592 Tranche B warrants to be amended concurrently with the Effective Date pursuant and subject to the terms and conditions of the certificates evidencing such purchase warrants, substantially in the form of the Exhibits attached to the CBG Group Consent Agreement.

“CBG Group Consent Agreement” means the Consent Agreement dated as of the date of this Agreement between CBG and the Purchaser.

“CBG Group Investor Rights Agreement” means the Second Amended and Restated Investor Rights Agreement entered into between CBG, GCILP and the Purchaser on the date hereof.

“CBG Group Top-Up Shares” means the number of Purchaser Shares that CBG and/or GCILP has the right to subscribe for under the terms of the CBG Group Investor Rights Agreement, based on the number of Purchaser Shares to be issued under the Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Class B Non-Voting Common Shares” means the Class B non-voting common shares in the capital of Acreage Holdings WC, Inc. outstanding from time to time.

“Collective Agreement” means a collective bargaining agreement or union agreement.

“Common Membership Units” means the common membership units in the capital of High Street outstanding from time to time, other than common membership units held by Acreage Holdings America, Inc. and USCo2.

“Company” means has the meaning specified in the preamble.

“Company Acquisition Closing Conditions” has the meaning specified in Section 6.3(2).

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2)(d).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Compensation Options” means the outstanding compensation options to purchase Company Shares, as set forth in Section 1.1 of the Company Disclosure Letter and the warrants entitling the holders thereof to acquire Company Shares.

“Company Compensation Option Holders” means the holders of Company Compensation Options.

“Company Data” means all data contained in the Company Systems and all other information and data compilations used by the Company or any of its Subsidiaries, whether or not in electronic form.

“Company Data Room” means the material contained in the virtual data room as of 12:00 a.m. (Toronto time) on the date of this Agreement, the index of documents of which is appended to the Company Disclosure Letter.

“Company Debt” means,

(a)	all items that would, at the relevant time, be classified as liabilities on the Company’s consolidated balance sheet; and

(b)

without duplication, any item that is: (i) an obligation in respect of borrowed money or that is evidenced by a note, bond, debenture, or any other similar instrument; (ii) a transfer with recourse or with an obligation to repurchase; (iii) an obligation secured by any Lien; (iv) a lease that would be capitalized under GAAP (except for any obligation under a lease for Real Property); (v) an obligation arising in connection with an acceptance facility or letter of credit or letter of guarantee; (vi) the aggregate amount at which any Company Securities that are redeemable or retractable at the option of the holder of those shares (except where the holder is the Company or its Subsidiaries) may be redeemed or retracted; or (vii) any other obligation arising under arrangements or agreements that, in substance, provide financing; provided, however, that there will not be included for the purpose of this definition any item that is on account of

(i)	issued share capital or surplus, subject to paragraph (vii) above;

(ii)	reserves for deferred income taxes or general contingencies;

(iii)	minority interests in Subsidiaries;

(iv)

trade accounts payable and accrued liabilities (including deferred revenues and income taxes payable) incurred in the Ordinary Course, unless any of the trade accounts payable or accrued liabilities under this paragraph remain unpaid more than 120 days after the date on which they were incurred; or

(v)	intercompany and affiliate payables/notes to the extent they are offset by intercompany and affiliate receivables/notes.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the employees of the Company and its Subsidiaries.

“Company Equity” means, for the Company at the Acquisition Effective Time, the product of (a) the closing price of the Company Subordinate Voting Shares on the Business Day prior to the Acquisition Date on the CSE, or such other recognized exchange as the Company Subordinate Voting Shares are listed on the Business Day prior to the Acquisition Date if the Company Subordinate Voting Shares are not listed for trading on the CSE, multiplied by (b) the sum of: (i) the total number of issued and outstanding Company Subordinate Voting Shares on a Converted Basis; (ii) the total number of High Street Units; and (iii) the total number of USCo2 Class B Shares.

“Company Equity Incentive Plan” means the Company’s omnibus equity plan, last approved by Company Shareholders on November 6, 2018 and as proposed to be amended at the Company’s May 7, 2019 shareholders’ meeting.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018.

“Company Locked-up Shareholders” means all of the directors, senior officers and principal shareholders of the Company.

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, but shall not include any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)

any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which the Company or its Subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to the Company;

(e)	any natural disaster;

(f)

the failure by the Company to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)

the announcement or disclosure of this Agreement, including any drop in the market price of the Company Subordinate Voting Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or its Subsidiaries with the Company’s employees, customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has business relations;

(h)	compliance with this Agreement and any action taken (or omitted to be taken) by the Company that is consented to by the Purchaser expressly in writing;

(i)	any matter which has been disclosed by the Company in the Company Disclosure Letter;

(j)	any actions taken (or omitted to be taken) upon the written request of the Purchaser; or

(k)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred),

provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Multiple Voting Shares” means the shares in the capital of the Company designated as Multiple Voting Shares, each exchangeable for one Company Subordinate Voting Shares and each entitling the holder thereof to 3,000 votes per share at shareholder meetings of the Company, and for greater certainty includes such Multiple Voting Shares following the amendment of the rights and restrictions of the existing Company Multiple Voting Shares pursuant to Section 3.1(e) of the Plan of Arrangement.

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means the outstanding options to purchase Company Subordinate Voting Shares issued pursuant to the Company Equity Incentive Plan.

“Company Proportionate Voting Shares” means the shares in the capital of the Company designated as Class B proportionate voting shares, each currently entitling the holder thereof to 40 votes per share at shareholder meetings of the Company, and for greater certainty includes such proportionate voting shares following the alteration of the rights and restrictions of the existing Company Proportionate Voting Shares pursuant to Section 3.1(e) of the Plan of Arrangement.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSUs” means the outstanding restricted share units of the Company issued pursuant to the Company Equity Incentive Plan.

“Company Reports” means a summary of information and materials provided to the Company Board in connection with meetings of the Company Board.

“Company Securities” means Company Shares, Company Options, Company RSUs and Company Compensation Options.

“Company Securityholders ” means the Company Shareholders, the Company Optionholders, the Company RSU Holders and the Company Compensation Option Holders.

“Company Shareholder” means a registered or beneficial holder of one or more of the Company Shares, as the context requires.

“Company Shares” means the Company Subordinate Voting Shares, the Company Proportionate Voting Shares and the Company Multiple Voting Shares.

“Company Special Committee” means the special committee of independent members of the Company Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Company Subordinate Voting Shares” means the shares in the capital of the Company designated as Class A subordinate voting shares, each entitling the holder thereof to one vote per share at shareholder meetings of the Company, and for greater certainty includes such subordinate voting shares following the alteration of the rights and restrictions of the existing Company Subordinate Voting Shares pursuant to Section 3.1(e) of the Plan of Arrangement.

“Company Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of the Company or any of its Subsidiaries.

“Confidentiality Agreement” means the confidentiality agreement dated as of March 19, 2019 between the Company and the Purchaser.

“Consideration” means, collectively, the Option Premium and Consideration Shares which Company Shareholders, High Street Holders and USCo2 Class B Holders are entitled to receive in connection with or pursuant to, and subject to the terms and conditions of, the Arrangement.

“Consideration Shares” means (i) Purchaser Shares to be received by holders of Company Shares (other than the Purchaser, any affiliate of the Purchaser and any Dissenting Company Shareholder) pursuant to the Plan of Arrangement, or (ii) following a Purchaser Change of Control, such other securities comprising the Alternate Consideration that holders of Company Shares are entitled to receive in accordance with the provisions of Section 2.14.

“Constating Documents” means the notice of articles, articles, articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its respective Subsidiaries is a party or by which it or any of its respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Converted Basis” means the aggregate number of Company Subordinate Voting Shares assuming the conversion of the Company Proportionate Voting Shares and the Company Multiple Voting Shares.

“Court” means the Supreme Court of British Columbia.

“CSE” means Canadian Securities Exchange.

“Debt-to-Equity Ratio” means, in respect of the Company, on a consolidated basis, at any time, the amount determined in accordance with the formula D/EQ where

(a)	“D” means Company Debt, and

(b)	“EQ” means Company Equity.

“Debt Coverage Ratio” means the Pro-Forma Adjusted EBITDA divided by the Company Debt service costs.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Dissenting Company Shareholder” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval system.

“Effective Date” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Effective Time” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Effective Time Company Shareholder” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Effective Time High Street Holder” means a Person who is a High Street Holder immediately prior to the Effective Time.

“Effective Time Outside Date” means August 31, 2019 or such later date as may be agreed to in writing by the Parties; provided that if the Parties receive a Request for Additional Information and Documentary Materials pursuant to the HSR Act, then such date shall be automatically extended to December 31, 2019.

“Effective Time USCo2 Class B Holder” means a Person who is a USCo2 Class B Holder immediately prior to the Effective Time.

“Eligible Company Canadian Shareholder” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its Subsidiaries, which are maintained by or binding upon such Party or any of its Subsidiaries or in respect of which such Party or any of its Subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health, the discharge, emission or release of Hazardous Substances, or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Ratio” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Exchange Ratio Adjustment Event” has the meaning specified in Section 2.14.

“Expense Reimbursement Fee” means US$4,000,000.

“Fairness Opinions” means, collectively, the opinion of the Financial Advisor and the opinion of the Independent Financial Advisor to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders (other than the Purchaser and/or its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than the Purchaser and/or its affiliates).

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Canaccord Genuity Corp.

“GAAP” means: (i) generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis; and (ii) means U.S. GAAP for an entity that, in accordance with applicable corporate and securities Laws, prepares its financial statements in accordance with U.S. GAAP.

“GCILP” means Greenstar Canada Investment Limited Partnership, a limited partnership existing under the laws of the Province of British Columbia.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Hazardous Substances” means any pollutant, contaminant, material, chemical, waste, compound, constituent, or substance subject to regulation or which can give rise to liability under Environmental Laws.

“High Street” means High Street Capital Partners, LLC.

“High Street Holder” means any holder of Common Membership Units or vested Profit Interests.

“High Street Operating Agreement” means that certain Third Amended and Restated Operating Agreement of High Street, d/b/a Acreage Holdings LLC, a Delaware limited liability company, dated November 14, 2018, by and among High Street and the Members signatory thereto, as may be revised in accordance with the terms set forth in Exhibit 1 hereto in order to carry out the intentions of the Parties.

“High Street Units” means Common Membership Units and Profit Interests.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, supplemented or restated from time to time and any successor to such statute and the rules and regulations promulgated thereunder.

“HSR Approval” means all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods shall have expired or been terminated.

“Independent Financial Advisor” means INFOR Financial Inc.

“Indemnified Persons” has the meaning specified in Section 4.9(3).

“Insolvency Event” means in respect of the Company or the Purchaser, as applicable, the occurrence of any one or more of the following events: (A) the Company or the Purchaser, as applicable, ceases to carry on its business, commences any proceeding under Insolvency Legislation including a proposal or an assignment in bankruptcy, petitions or applies to any tribunal for, or consents to, the appointment of any receiver, trustee or similar liquidator in respect of all or a substantial part of its property, admits the material allegations of a petition or application filed with respect to it in any proceeding commenced in respect of it under Insolvency Legislation, or takes any corporate action for the purpose of effecting any of the foregoing; or (B) any proceeding or filing is commenced against the Company or the Purchaser, as applicable, seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any Insolvency Legislation, or seeking the appointment of a receiver, trustee, custodian or other similar official for it or any of its property or assets; unless (i) the Company or the Purchaser, as applicable, is diligently defending such proceeding in good faith and on reasonable grounds as determined by the Purchaser, acting reasonably and (ii) such proceeding does not in the reasonably held opinion of the other Party materially adversely affect the ability of the Company or the Purchaser, as applicable, to carry on its business and to perform and satisfy all of its obligations hereunder.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada).

“Intellectual Property” means domestic, foreign and worldwide: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non- public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Intended Tax Treatment” has the meaning specified in Section 2.16.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2, after being informed of the intention of the Parties to rely upon the exemption from registration under U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Arrangement Issued Securities issued pursuant to the Arrangement in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Interim Period” means the period commencing on the date of the Arrangement Agreement and ending immediately prior to the Acquisition Effective Time.

“Key Individuals” means Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson MacDonald.

“Key Subsidiaries” means High Street, Acreage Holdings WC, Inc. and Acreage Holdings America, Inc.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, official guidance, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“LIBOR” means:

(a)

the rate of interest set by ICE Benchmark Administration Limited (or any successor to, or substitute for, such service), providing rate quotations comparable to those currently provided by ICE Benchmark Administration Limited applicable to U.S. dollar deposits in the London interbank market (as published by any service selected by the Company that has been nominated by ICE Benchmark Administration Limited (or any successor thereto) as an authorized information vendor for the purpose of displaying such rates); or

(b)

in the event that no such rate is available, then LIBOR shall be the rate per annum determined by the Purchaser, acting reasonably, to be the rate at which deposits in U.S. dollars would be offered to the Company by major banks in the London interbank market, provided that, in no event shall LIBOR be less than 0% per annum.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Lock-Up and Incentive Agreement” means each agreement to be entered into between each of the Key Individuals, the Company and the Purchaser at or prior to the Effective Time, substantially in the form attached hereto as Schedule H.

“Matching Period” has the meaning specified in Section 5.1(7)(e).

“Material Contract” means any Contract of either the Company or any of its Subsidiaries, as applicable:

(a)	relating directly or indirectly to the guarantee of any material liabilities or material obligations or to indebtedness for borrowed money;

(b)

restricting the incurrence of indebtedness (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets, or restricting the payment of dividends, in each case, in any material respect;

(c)	relating to the purchase of materials, supplies, equipment or services involving payments, individually or in the aggregate, in excess of, $500,000 over the life of such Contract;

(d)

providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the Party’s business or of any Subsidiary;

(e)	with a Governmental Entity for a value in excess of $100,000;

(f)	that contains any material exclusivity or non-solicitation obligations of the Party or any Subsidiary;

(g)	providing for severance or change in control payments;

(h)

providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1,000,000;

(i)

that limits or restricts in any material respect (i) the ability of the Party or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom the Party or any of its Subsidiaries may sell products or deliver services;

(j)

that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, that Party’s products or services (or licenses to that Party’s products or services) for a fixed aggregate price at no additional charge, or under which that Party grants most-favored customer pricing, rights of first refusal or similar rights or terms to any Person;

(k)

pertains to the acquisition, licensing, or disposition of any Intellectual Property material to the Party or its Subsidiaries (excluding “click-through” or “shrink-wrap” licenses of generally commercially available software entered into in the Ordinary Course) or that includes a grant to or from the Party or its Subsidiaries of any exclusive rights under any Intellectual Property; or

(l)

that is otherwise material to the current or future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liability of the Party and its Subsidiaries, taken as a whole.

“material fact” has the meaning specified in the Securities Act (Ontario).

“Material Representations” means the representations and warranties of the Company contained in Sections (b), (c), (d), (e), (f), (g), (r), (u)(i), (u)(ii), (u)(iii), (u)(iv), (w)(i), (w)(v), (x)(i), (x)(iii), (z), (aa)(i), (aa)(iii), (aa)(iv), (aa)(x), (bb), (cc), (hh), and (mm) of Schedule D hereto.

“Merger” means the transactions described in Subsection 3.1 of the Plan of Arrangement.

“MD&A” means management’s discussion and analysis.

“MI 61-101 ” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NYSE” means the New York Stock Exchange.

“officer” has the meaning specified in the Securities Act (Ontario).

“Option Premium” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party (and in the case of the Company, since November 14, 2018) and is taken in the ordinary course of the normal day-to-day operations of the business of such Party but excludes non-arm’s length transactions.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as the Company may appoint to act as payment agent with the approval of the Purchaser, acting reasonably, for the purpose of, among other things, paying the Option Premium to Company Shareholders in connection with the Arrangement.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)

inchoate Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in the Company Owned Real Property (as defined in Schedule D) or the Company Leased Property (as defined in Schedule D) that in each case do not materially detract from or adversely affect the value or materially or adversely interfere with the use of the Company Owned Real Property or the Company Leased Property subject thereto;

(d)

zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from or adversely affect the value or materially or adversely interfere with the use of the Company Owned Real Property or the Company Leased Property subject thereto; or

(e)	Liens disclosed in the Company Disclosure Schedule.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Data” means any information that, alone or in combination with other information, allows the identification of an individual, including name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, IP address, and any persistent identifier or any other information that is otherwise considered personal information, personal data, protected health information, or other personally identifiable information under applicable Law, and excludes Business Contact Data.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, subject to any amendments or variations to such plan made in accordance with Section 8.1 hereof, Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.5(1).

“Privacy and Information Security Requirements” means (i) all Laws that govern Processing of Personal Data, data privacy or information security in the United States and Canada; (ii) all Laws applicable to the information security of Company Systems; (iii) all Contracts that relate to the Processing of Personal Data and/or protecting the security or privacy of personally identifiable information or personal data as such terms are defined under applicable Laws; (iv) all Privacy Notices; (v) all requirements of the Personal

Information Protection and Electronic Documents Act (Canada); and (vi) the Payment Card Information Data Security Standards.

“Privacy Notices” means any notices, policies, disclosures, or public representations by the Company or any of its Subsidiaries in respect of the Company or the respective Subsidiary’s Processing of Personal Data or privacy practices.

“Process” or “Processing” means the collection, use, storage, processing, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Profit Interests” means the Class C-1 units in the capital of High Street outstanding from time to time.

“Pro-Forma Adjusted EBITDA” means earnings before interest, income taxes, depreciation and amortization of the Company, on a consolidated basis, together with that of (A) each entity with which the Company has a management services agreement in place, and (B) each entity acquired by the Company during the applicable financial year for the period from January 1 of such year through to the date of completion of the applicable acquisition, in each case adjusted to exclude (i) income from investments, (ii) equity-based compensation, (iii) non-recurring expenses associated with public listing, and (iv) fair value adjustments on biological assets and derivative liabilities.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Acquisition Closing Conditions” has the meaning specified in Section 6.2(2).

“Purchaser Approved Share Threshold” means 58,000,000 Company Shares, including for greater certainty any securities issued by the Company or High Street that are convertible, exchangeable, redeemable, retractable or exercisable for or into Company Shares but excluding for greater certainty: (i) 51,519,116 Company Subordinate Voting Shares which are issued and outstanding as of the date of this Agreement; (ii) 72,494,566 Company Subordinate Voting Shares which may be issued by the Company upon the conversion, exchange or exercise of Company Proportionate Voting Shares, Company Multiple Voting Shares, High Street Units, Company Options, Company Compensation Options, Company RSUs and USCo2 Class B Shares, which are issued and outstanding as of the date of this Agreement; (iii) an aggregate of up to 5,221,905 Company Subordinate Voting Shares in respect of certain potential acquisitions as set out in Schedule (f)(ii) of the Company Disclosure Schedule; and (iv) an aggregate of up to 1,000,000 Company RSUs issuable to holders of unvested Company Options, unvested Company RSUs and unvested Profit Interests.

“Purchaser Call Option” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Purchaser Call Option Exercise Notice” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Purchaser Change of Control” means any business consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Purchaser, or a sale or conveyance of all or substantially all of the assets of the Purchaser to any other body corporate, trust, partnership or other entity, but excluding, for greater certainty, any transactions involving the Purchaser and one or more of its Subsidiaries.

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on SEDAR since January 1, 2018.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)

any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which the Company or its Subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to the Purchaser;

(e)	any natural disaster;

(f)

the failure by the Purchaser to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)

the announcement or disclosure of this Agreement, including any drop in the market price of the Purchaser Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or its Subsidiaries with the Purchaser’s employees, customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has business relations;

(h)	compliance with this Agreement and any action taken (or omitted to be taken) by the Purchaser that is consented to by the Company expressly in writing;

(i)	any actions taken (or omitted to be taken) upon the written request of the Company; or

(j)

any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which the Purchaser and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held to consider the Purchaser Shareholder Resolution.

“Purchaser Shareholders” means the registered or beneficial holders of Purchaser Shares.

“Purchaser Shareholder Approval” means the approval by the Purchaser Shareholders of the Purchaser Shareholder Resolution at the Purchaser Meeting.

“Purchaser Shareholder Resolution” means the ordinary resolutions to be considered at the Purchaser Meeting approving (i) the issuance by the Purchaser of the Purchaser Shares pursuant to the Plan of Arrangement, (ii) the amendments to the CBG Group Warrants pursuant to the terms of the CBG Group Consent Agreement, and (iii) the issuance by the Purchaser of the CBG Group Top-Up Shares, pursuant to the terms of the CBG Group Investor Rights Agreement, all in connection with the Arrangement and substantially in the form set forth in Schedule C hereto.

“Purchaser Shares” means common shares in the capital of the Purchaser.

“Real Property” means all land, together with all buildings, structures, improvements, and fixtures located therein or thereon, together with all easements, privileges, rights-of-way, benefits, hereditaments and all other rights and interests pertaining, benefiting or appurtenant to them (including air, oil, gas, mineral, and water rights).

“recognized stock exchange” means a recognized stock exchange for the purposes of the Tax Act.

“Registrar” means the person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective.

“Replacement Compensation Option” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Replacement Option” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Replacement RSU” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“Representatives” means a Party’s directors, officers, employees and advisors.

“Required Company Shareholder Approval” has the meaning specified in Section 2.2(1)(b).

“Required Purchaser Shareholder Approval” has the meaning specified in Section 2.5(5).

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Subject Securities” has the meaning specified in Section 2.2(2).

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of this Agreement and includes, for greater certainty, the Key Subsidiaries, whether or not the Key Subsidiaries meet the definition of “Subsidiary” specified in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a third party or parties, made after the date of this Agreement, to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of this Agreement or any other agreement between the Person making the Acquisition Proposal and the Company;

(b)

is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)

is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Company Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition;

(e)

in respect of which the Company Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Company Shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.1(8)); and

(f)

in the event that the Company does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the Person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning specified in Section 5.1(7)(c).

“Support and Voting Agreements” means, collectively, the support and voting agreements dated the date hereof between the Purchaser and each of the Company Locked-up Shareholders, substantially in the form of Schedule F hereto, setting forth the terms and conditions upon which the Company Locked-up Shareholders have agreed, among other things, to vote their Company Shares in favour of the Arrangement.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Receivable Agreement” means the tax receivable agreement dated November 14, 2018 between Acreage Holdings America, Inc., High Street and certain executive employees of the Company, and includes the Tax Receivable Bonus Plan, as may be revised in accordance with the terms set forth in Exhibit 1 hereto in order to carry out the intentions of the Parties.

“Tax Receivable Bonus Plan” means the tax receivable bonus plan dated November 14, 2018 established by Acreage Holdings America, Inc. in accordance with the Tax Receivable Agreement, as may be revised to carry out the intentions of the Parties to this Agreement.

“Tax Receivable Bonus Plan 2” means the tax receivable bonus plan to be dated as of the Effective Date established by Acreage Holdings America, Inc., in accordance with the Tax Receivable Agreement, as may be revised to carry out the intentions of the Parties to this Agreement.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity (excluding stock exchange fees and charges), whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Fee” has the meaning specified in Section 8.2.

“Termination Fee Event” has the meaning specified in Section 8.2.

“Termination Notice” has the meaning specified in Section 4.8(3).

“Trademark and Technology License” means the non-exclusive, non-transferrable, royalty-free license to be entered into between the Company and the Purchaser at or prior to the Effective Time, whereby the Purchaser shall grant the Company the right to use certain Intellectual Property of the Purchaser and its affiliates in the United States, substantially in the form attached as Schedule G hereto.

“Triggering Event Date” means the date federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana (as defined in 21 U.S.C 802) or to remove the regulation of such activities from the federal laws of the United States.

“Triggering Event Notice” has the meaning specified in Section 1.1 of the Plan of Arrangement.

“TSX” means the Toronto Stock Exchange.

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“USCo2” means Acreage Holdings WC, Inc. a Subsidiary of the Company.

“USCo2 Class B Holders” means holders of USCo2 Class B Shares.

“USCo2 Class B Shares ” means Class B non-voting common shares in the capital of USCo2 outstanding as of the date of this Agreement.

“USCo2 Constating Documents” means the constating documents of USCo2, as may be revised in accordance with the terms set forth in Exhibit 1 hereto in order to carry out the intentions of the Parties.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, applied on a consistent basis.

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Section 1.2            Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The terms “made available to the Purchaser” and “made available to the Company” mean copies of the subject materials were included in the Company Data Room, or otherwise provided in writing in the manner expressly set forth in the Company Disclosure Letter.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of the Chief Executive Officer of the Company and Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson MacDonald after due and diligent inquiry. Where any representation or warranty is expressly qualified by reference to the knowledge of the

Purchaser, it is deemed to refer to the knowledge of Bruce Linton, Mark Zekulin and Tim Saunders after due and diligent inquiry.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)	Time References. References to time are to local time, Toronto, Ontario, unless otherwise indicated.

(11)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision shall be construed as a covenant by the Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.3            Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1            Arrangement.

The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with, and subject to the terms and conditions of, this Agreement and the Plan of Arrangement. The Arrangement shall become effective in accordance with the Plan of Arrangement at the times specified in the Plan of Arrangement. The Company agrees to file, or cause to be filed, the Arrangement Filings to implement the Plan of Arrangement in accordance with, and subject to the terms and conditions of, this Agreement. From and after the Effective Time, the Company and the Purchaser shall each effect and carry out the steps, actions or transactions to be carried out by them pursuant to the Plan of Arrangement.

Section 2.2            Interim Order.

(1)

As soon as reasonably practicable after the date of this Agreement, but in any event at a time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(a), and the Purchaser Meeting to be held on or before the date specified in Section 2.5(1), the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 291(b) of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)      for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)      that the required level of approval (the “Required Company Shareholder Approval”) for the Arrangement Resolution shall be not less than (i) 66 2/3% of the votes cast on the Arrangement Resolution by holders of Company Subordinate Voting Shares present in person or represented by proxy and entitled to vote at the Company Meeting, voting separately as a class; (ii) 66 2/3% of the votes cast on the Arrangement Resolution by holders of Company Proportionate Voting Shares present in person or represented by proxy and entitled to vote at the Company Meeting, voting separately as a class; (iii) 66 2/3% of the votes cast on the Arrangement Resolution by holders of Company Multiple Voting Shares present in person or represented by proxy and entitled to vote at the Company Meeting, voting separately as a class; and (iv) if required by applicable Law, a simple majority of the votes cast on the Arrangement Resolution excluding the votes for Company Shares held by “related parties” and “interested parties” as defined under MI 61-101;

(c)      that the terms, restrictions and conditions of the Company’s Constating Documents relating to the holding of a meeting of Company Shareholders, including quorum requirements and all other matters, shall, unless varied by the Interim Order, apply in respect of the Company Meeting;

(d)      for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(e)      for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)      that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)      confirmation of the record date for the purposes of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h)      that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws; and

(i)       for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

(2)

In seeking the Interim Order, the Company shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities to be issued pursuant to the Arrangement based and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to holders of Company Securities to whom will be issued Arrangement Issued Securities pursuant to the Arrangement (such Company Securities, the “Subject Securities”), following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

Section 2.3            The Company Meeting.

The Company shall:

(a)      convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law, including the policies of the CSE, as soon as practical and, in any event but subject to compliance by the Purchaser with its obligations in Section 2.4, on or before June 28, 2019 (or such later date as may be agreed to by the Parties in writing or required as a result of a delay by the Purchaser in providing the information required pursuant to Section 2.4(4)) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	in the case of an adjournment, as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled); or

(ii)	as otherwise permitted under this Agreement.

(b)      subject to compliance by the directors and officers of the Company with their fiduciary duties and the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with or seeks (without the Purchaser’s consent) to hinder or delay the Arrangement and the completion of the transactions contemplated by this Agreement, including, at the Company’s discretion or if so requested by the Purchaser, acting reasonably, and at the Purchaser’s sole expense, subject to the Company’s mutual agreement, using the services of dealers and proxy solicitation services, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser’s recommendation with respect to any such agent, and (i) permit the Purchaser to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Purchaser with all information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions;

(c)      provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm retained by the Company, as reasonably requested in writing from time to time by the Purchaser;

(d)      consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)      promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)      promptly advise the Purchaser of any communication (written or oral) from any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and provide the Purchaser with a reasonable opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(g)      not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser;

(h)      not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, unless required by Law or with the Purchaser’s consent; and

(i)      at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company Compensation Options and Company

RSUs), and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares.

Section 2.4      The Company Circular.

(1)

The Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by applicable Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)

The Company shall ensure that the Company Circular complies in material respects with the Interim Order and applicable Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Company Circular) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include:

(a)	a copy of the Fairness Opinions;

(b)	a statement that the Company Special Committee and the Company Board has received the Fairness Opinions;

(c)	a statement that the Company Special Committee and has unanimously determined, after receiving legal and financial advice:

(i)	that the Arrangement is fair to the Company Shareholders;

(ii)	the Arrangement and the entering into of this Agreement is in the best interests of the Company; and

(iii)	that the Company Special Committee recommends that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation;

(d)

a statement (the “Company Board Recommendation”) that the Company Board unanimously determined (with directors abstaining or recusing themselves as required), after receiving legal and financial advice:

(i)	that the Arrangement is fair to the Company Shareholders;

(ii)	the Arrangement and the entering into of this Agreement is in the best interests of the Company; and

(iii)

that the Company Board (with directors abstaining or recusing themselves as required) recommends that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation, and

(e)

a statement that each of the Company Locked-up Shareholders have entered into Support and Voting Agreements pursuant to which they intend to vote all of their Company Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent therewith.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser for inclusion in the Company Circular and any information describing the Purchaser, the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Shareholders.

(4)

The Purchaser shall as soon as reasonably practicable after the date hereof, and in any event within 30 days of the date hereof, provide the Company with all information regarding the Purchaser, its affiliates and the Purchaser Shares, including any pro forma financial statements, as required by applicable Law and requested by the Company in writing for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not include any Misrepresentation concerning the Purchaser, its affiliates and the Consideration.

(5)

Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.4, cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall, in a manner provided in the Interim Order, promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5            Purchaser Meeting.

(1)

The Purchaser shall convene and conduct the Purchaser Meeting for the purpose of obtaining approval of the Purchaser Shareholder Resolution in accordance with the Purchaser’s Constating Documents, the terms of the CBG Group Agreements and applicable Law, including the policies of the TSX, and will use commercially reasonable efforts to schedule the Purchaser Meeting on the same day as the Company Meeting and, in any event no later than the date of the Company Meeting (or such later date as may be agreed to by the Parties in writing or required as a result of a delay by the Company in providing any information required to be included in the Purchaser Circular), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company, except in the case of an adjournment, as required for quorum purposes (in which case the Purchaser Meeting shall be adjourned and not cancelled), or as otherwise permitted under this Agreement.

(2)

The Purchaser shall, subject to compliance by the directors and officers of the Purchaser with their fiduciary duties and the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the Purchaser Shareholder Resolution and against any resolution submitted by any Person that is inconsistent with or seeks (without the Company’s consent) to hinder or delay the implementation of the matters dealt with the in the Purchaser Shareholder Resolution and the completion of the transactions contemplated by this Agreement, including at the Purchaser’s discretion, and at the Purchaser’s sole expense, using the services of dealers and proxy solicitation services.

(3)

The Purchaser shall promptly prepare and complete the Purchaser Circular together with any other documents required by applicable Law in connection with the Purchaser Meeting and the issuance of the Consideration Shares, and the Purchaser shall cause the Purchaser Circular and such other documents to be filed and sent to each Purchaser Shareholder and other Person as required by applicable Law.

(4)

The Purchaser shall ensure that the Purchaser Circular complies in material respects with applicable Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Company that is furnished in writing by or on behalf of the Company for inclusion in the Purchaser Circular) and provides the Purchaser Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before them at the Purchaser Meeting.

(5)

The required level of approval (the “Required Purchaser Shareholder Approval”) for the Purchaser Shareholder Resolution shall be not less than a majority of the votes cast on the Purchaser Shareholder Resolution by holders of Purchaser Shares present in person or represented by proxy and entitled to vote at the Purchaser Meeting, and, if required by applicable Law, a simple majority of the votes cast on the Purchaser Shareholder Resolution by disinterested holders of Purchaser Shares.

Section 2.6            Final Order.

Following approval of the Arrangement Resolution at the Company Meeting and the Purchaser Shareholder Resolution at the Purchaser Meeting, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than two Business Days after the later of when the Arrangement Resolution and Purchaser Shareholder Resolution has received the Required Company Shareholder Approval at the Company Meeting and the Required Purchaser Shareholder Approval at the Purchaser Meeting, respectively, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

Section 2.7        Court Proceedings.

The Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required by applicable Law to be supplied by the Purchaser in connection therewith as requested by the Company in writing. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)       diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)       provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)       provide the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)       ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)       not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser shall not be required to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(f)       oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to the Purchaser, and affording the Purchaser an opportunity to consult regarding same which is reasonable in the circumstances; and

(g)       not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final

Order as such counsel considers appropriate, provided that the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.8            Other Securities.

The Parties acknowledge and agree that all Company Options, Company Compensation Options and Company RSUs that are not exercised, whether conditionally or otherwise, and all High Street Units and USCo2 Class B Shares that are not exchanged for Company Shares, prior to the Acquisition Effective Time and that remain outstanding immediately prior to the Acquisition Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company and the Purchaser shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.9            Arrangement Filings and Effective Date.

(1)

Subject to obtaining the Final Order and to the satisfaction or, where not prohibited, the waiver (subject to applicable Laws) by the Party or Parties in whose favour the condition is, of each of the conditions set out in Article 6 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver by the Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, any Arrangement Filings required to be filed prior to the Effective Date shall be filed by the Company with the Registrar not later than one Business Day after receipt of the Final Order, provided, however, that no Arrangement Filings shall be sent to the Registrar, for endorsement and filing by the Registrar, except as contemplated hereby or with the Purchaser’s prior written consent.

(2)

The closing of the Arrangement will take place at the offices of DLA Piper (Canada) LLP, Suite 6000, 1 First Canadian Place, PO Box 367, 100 King St W, Toronto, Ontario M5X 1E2, or at such other location as may be agreed upon by the Parties.

Section 2.10            Delivery of Option Premium/Consideration Shares by Purchaser.

The Purchaser will, (i) following receipt of the Final Order and prior to filing the Arrangement Filings with the Registrar, deliver or cause to be delivered to the Payment Agent in escrow pending the Effective Time (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably), sufficient cash to pay the Aggregate Option Premium payable to Effective Time Company Shareholders under the Arrangement, (ii) not less than two Business Days prior to the Acquisition Date, deliver or cause to be delivered to the Depositary in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) that number of Consideration Shares that holders of Company Shares are entitled to receive under the Plan of Arrangement, along with any treasury directions addressed to Purchaser’s transfer agent as may be necessary; (iii) reserve and authorize for issuance such number of additional Purchaser Shares as shall be necessary to issue to High Street Holders and USCo2 Class B Holders upon the exchange or redemption of their High Street Units and USCo2 Class B Shares, respectively, for Company Subordinate Voting Shares at the Exchange Ratio, in

accordance with the terms thereof; and (iv) reserve and authorize for issuance such number of additional Purchaser Shares as shall be necessary to issue to holders of Replacement RSUs, Replacement Options and Replacement Compensation Options issued by the Company or High Street upon exercise, exchange or conversion of any such Convertible Securities. The Option Premium payable to the High Street Holders and USCo2 Class B Holders shall be treated as payment for the right to acquire the Common Membership Units and the Profit Interests of the High Street Holders and the USCo2 Class B Shares of the USCo2 Class B Holders pursuant to Exhibit 1.

Section 2.11            Dissenting Company Shareholders

The Company will give the Purchaser prompt notice of receipt of any written notice of any dissent or purported exercise by any Company Shareholder of Dissent Rights, any withdrawal of such a notice, and any other instruments served pursuant to Dissent Rights and received by the Company. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument unless the Purchaser, acting reasonably, shall have given its written consent.

Section 2.12            Withholding Taxes.

Subject to compliance with Section 5.3(b) of the Plan of Arrangement, the Payment Agent, the Depositary, the Purchaser and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Company Securityholder such amounts as the Purchaser, the Payment Agent, the Depositary and the Company (as applicable) are required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent necessary, such deductions and withholdings may be effected by selling any Consideration Shares to which any such Person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the Person entitled thereto as soon as reasonably practicable

Section 2.13            U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out with the intention that all Arrangement Issued Securities will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)       pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(b)      prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by applicable Law in connection with the Company Meeting;

(c)      the Court will be requested to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Subject Securities;

(d)      the Company will ensure that each Company Shareholder and any other Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)      all Persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be advised that such Arrangement Issued Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser;

(f)      the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement;

(g)      the Interim Order approving the Company Meeting will specify that each Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(h)      holders of Company Options entitled to receive Replacement Options, holders of Company Compensation Options entitled to receive Replacement Compensation Options and holders of Company RSUs entitled to receive Replacement RSUs pursuant to the Arrangement will be advised that the Replacement Options, the Replacement Compensation Options and the Replacement RSUs, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by the Purchaser in reliance on the exemption provided under Section 3(a)(10) of the U.S.

Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options, Replacement Compensation Options and the vesting of Replacement RSUs; therefore, the Purchaser Shares issuable upon exercise of the Replacement Options, the Replacement Compensation Options and the vesting of the Replacement RSUs cannot be issued in the U.S. or to a Person in the U.S. in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options, the Replacement Compensation Options and the Replacement RSUs may only be exercised and the underlying Purchaser Shares issued pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(i)      each holder of Subject Securities will be advised that with respect to Arrangement Issued Securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. securities Laws, including Rule 144 under the U.S. Securities Act;

(j)      the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(k)      the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the offer and sale of securities of the Purchaser pursuant to the Plan of Arrangement.”

Section 2.14            Exchange Ratio Adjustment Event.

Notwithstanding any restriction or any other matter in this Agreement to the contrary, if, between the date of this Agreement and the Acquisition Effective Time, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any reclassification, split, consolidation, stock dividend or distribution upon the issued and outstanding Purchaser Shares, or the Purchaser shall make any rights offering to the holders of the issued and outstanding Purchaser Shares, or similar event (each, an “Exchange Ratio Adjustment Event”), then the Exchange Ratio specified in the Plan of Arrangement shall be adjusted in such a manner and to such an extent so as to ensure that, under the Arrangement, Company Shareholders receive the same economic proportionate ownership interest in the Purchaser following such Exchange Ratio Adjustment Event as they would otherwise have received under the Arrangement had such Exchange Ratio Adjustment Event not occurred, and the number of Purchaser Shares to be issued to Company Shareholders pursuant to the Arrangement shall be adjusted accordingly. For the purposes of this Section 2.14 the term “Purchaser Shares” shall, following a Purchaser Change of Control, be deemed to include any securities that are included in any Alternate Consideration.

Section 2.15        Purchaser Change of Control Adjustment.

(1)

If a Purchaser Change of Control occurs prior to the Acquisition Date, the Purchaser shall, effective from the effective time of such Purchaser Change of Control, cause the Purchaser Call Option, High Street Operating Agreement and USCo2 Constating Documents to be amended so that, instead of receiving Purchaser Shares (or any Alternate Consideration that a Company Shareholder is otherwise entitled to receive pursuant to this Section 2.15 as a result of a prior Purchaser Change of Control) in exchange for Company Shares upon the exercise or deemed exercise of the Purchaser Call Option in accordance with the Plan of Arrangement, each Company Shareholder shall instead be entitled to receive on the Acquisition Date, and shall accept, the number of shares or other securities or property (including cash) that such Company Shareholder would have been entitled to receive on such Purchaser Change of Control (the “Alternate Consideration”), if, at the effective time of such Purchaser Change of Control, the Company Shareholder had been the registered holder of that number of Purchaser Shares which is equal to the number of Purchaser Shares which it would otherwise have been entitled to receive in exchange for its Company Shares pursuant to the Arrangement if the Acquisition Date and the steps referred to in Section 3.1 of the Plan of Arrangement had been completed effective immediately prior to the effective time of the Purchaser Change of Control.

(2)

If, in connection with a Purchaser Change of Control, a holder of a Purchaser Share may elect a form of consideration (including, without limitation, shares, other securities, cash or other property) from options made available, then for purposes of this Section 2.15 (including, for the avoidance of doubt, the definition of “Alternate Consideration”) all Company Shareholders shall be deemed to have elected to receive an equal percentage of each of the different types of consideration offered.

(3)

For the purposes of this Section 2.15, the term “Purchaser Shares” shall, following the occurrence of a Purchaser Change of Control, be deemed to include any securities that are included in any Alternate Consideration. For the avoidance of doubt, any adjustments pursuant to this Section 2.15 shall apply sequentially to each Purchaser Change of Control that occurs during the Interim Period.

(4)

Upon the occurrence of each adjustment pursuant to this Section 2.15, the Purchaser shall promptly compute such adjustment in accordance with the terms hereof and provide the Depositary (with a copy to the Company) with a certificate setting forth such adjustment, including in detail the facts upon which such adjustment is based, and setting forth the Alternate Consideration that a Company Shareholder will be entitled to receive for their Company Shares pursuant to the Plan of Arrangement upon the exercise or deemed exercise of the Purchaser Call Option. The Company shall, upon the written request at any time of any Company Shareholder, furnish or cause to be furnished to such Company Shareholder a copy of such certificate.

Section 2.16            Income Tax Treatment.

It is intended by the Parties that (a) the transactions included in the Merger shall be treated as a single integrated transaction for U.S. federal income tax purposes, (b) for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Tax Code, not subject to gain recognition under Section 367 of the U.S. Tax Code, and (c) for Canadian federal income tax purposes, the Merger shall qualify as an amalgamation as defined in subsection 87(9) of the Tax Act. Except as otherwise required by applicable Law, in any Tax filing or proceeding the Parties shall not take any position inconsistent with the intended U.S. and Canadian federal income tax treatment of the Merger that is described in the immediately preceding sentence (the “Intended Tax Treatment”). In the event the Parties determine that the Acquisition should not qualify for the Intended Tax Treatment, they shall cooperate in good faith to restructure the transaction on substantially equivalent economic terms to the extent reasonably possible to cause the Acquisition to so qualify; provided, however, that if the Parties cannot agree on any such modification then the transaction shall be consummated in accordance with the terms and conditions of the Arrangement Agreement and Plan of Arrangement notwithstanding that it may not qualify for the Intended Tax Treatment.

Section 2.17            Section 85 Election.

The Purchaser shall make joint elections with Eligible Company Canadian Shareholders in respect of the disposition of their Company Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time and other limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Company Canadian Shareholder in his or her sole discretion within the limits set out in the Tax Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Company.

(1)

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule D hereto and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Company contained in this agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, except for the Material Representations, which shall survive the completion of the Arrangement and shall not expire and be terminated when this Agreement is terminated in accordance with its terms.

Section 3.2            Representations and Warranties of the Purchaser.

(1)

The Purchaser represents and warrants to the Company as set forth in Schedule E hereto and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1            Conduct of Business of the Company.

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed; (ii) as expressly required or permitted by this Agreement; (iii) as required by applicable Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with, in all material respects, all applicable Laws, with the exception of the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser; (ii) as expressly required or permitted by this Agreement; (iii) as required by applicable Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of the Key Subsidiaries to, directly or indirectly:

(a)      amend its Constating Documents or, in the case of any Key Subsidiary which is not a corporation, its similar organizational documents, except as permitted or required pursuant to the Plan of Arrangement;

(b)      split, combine or reclassify any Company Shares or any other securities of the Company or any of the Key Subsidiaries;

(c)      redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, Company Shares or any other securities of the Company or any of the Key Subsidiaries, other than redemptions, repurchases or other acquisitions of Company Shares made pursuant to rights of exchange or conversion attached to securities of the Company, High Street or USCo2 issued and outstanding as of the date of this Agreement;

(d)      amend the terms of any of the securities of the Company or any Key Subsidiary, except as permitted or required pursuant to the Plan of Arrangement;

(e)      reduce the stated capital of any class or series of the Company Shares;

(f)      reorganize, amalgamate or merge the Company or any Key Subsidiary;

(g)      undertake any voluntary dissolution, liquidation or winding-up of the Company or any Key Subsidiary or any other distribution of assets of the Company or any Key Subsidiary for the purpose of winding-up its affairs;

(h)      adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of the Key Subsidiaries; or

(i)      pledge or otherwise encumber, or authorize the pledge or other encumbrance of any Company Shares or any other securities of the Company or any of the Key Subsidiaries, or any options, warrants, restricted share units or similar rights exercisable or exchangeable for or convertible into Company Shares or any other securities of the Company or any of the Key Subsidiaries, or other rights that are linked to the price or the value of Company Shares or any other securities of the Company or any of the Key Subsidiaries.

(3)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser not to be unreasonably conditioned, withheld or delayed; (ii) as expressly required or permitted by this Agreement; (iii) as required by applicable Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)      declare, set aside or pay any dividend or other distribution of any kind or nature (whether in cash, stock or property or any combination thereof) in respect of any securities, other than dividends between two wholly-owned Subsidiaries and tax distributions from High Street to the extent permitted in the Tax Receivable Agreement and/or the High Street Operating Agreement;

(b)      make any bonus or profit sharing distribution or similar payment of any kind to any officer, director, Company Employee or consultant that is materially inconsistent with the bonus or profit sharing distribution or similar payments of any kind that are made by the Purchaser to its officers, directors, employees or consultants except to the extent that any such bonus, profit sharing, distribution or similar payment is made pursuant to the Company Equity Incentive Plan or policy approved by the Company Board in the Ordinary Course;

(c)      use commercially reasonable efforts to retain the services of each of the Key Individuals, unless such Key Individual materially breaches his or her employment agreement with the Company, and the Company will promptly provide written notice to the Purchaser of the resignation or termination of any Key Individual;

(d)      except as required by applicable Law:

(i)

increase any severance, change of control, termination pay (or improvements to notice or pay in lieu of notice) or benefits payable under any existing severance or termination pay policies to (or amend any existing arrangement with) any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries;

(ii)

other than as disclosed in the Company Disclosure Letter, provide for any severance, change of control, termination pay (or improvements to notice or pay in lieu of notice) or benefits payable under any existing severance or termination pay policies to (or amend any existing arrangement with) any current, former or future Company Employee or any current, former or future director of the Company or any of its Subsidiaries that would be triggered by the Arrangement;

(iii)

increase compensation, bonus levels or other benefits payable to any current, former or future Company Employee or any current, former or future director of the Company or any of its Subsidiaries that would be materially inconsistent with the compensation, bonus levels or other benefits payable under employment agreements of the Purchaser;

(iv)

enter into any deferred compensation or other similar agreement (or amend any such existing agreement) with any current, former or future Company Employee or any current, former or future director of the Company or any of its Subsidiaries;

(v)

adopt any new Employee Plan or any amendment or modification of an existing Employee Plan that would be materially inconsistent with existing Employee Plans of the Company, provided; however, that the Company may be able to increase the number of securities available for issuance under the Company Equity Incentive Plan to a rolling 15% of the securities outstanding from time to time, in the manner determined under such plan;

(vi)	approve or take any action to accelerate the vesting of any compensation securities;

(vii)	increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; or

(viii)	terminate, dismiss, demote or otherwise materially decrease the job requirements or the employment of the Key Individuals;

(e)      make any loan to any officer, director, Company Employee or consultant of the Company or any of its Subsidiaries;

(f)      sell all or substantially all of the assets of the Company or any of the Subsidiaries.

(g)      acquire any asset or property from any officer, director, Company Employee or consultant of the Company or its Subsidiaries, unless the value of the consideration paid by the Company or any of its Subsidiaries is equal to the fair market value of such assets or property acquired and provided that any such transaction is publicly disclosed by the Company in a material change report as required by MI 61-101;

(h)      dispose of any asset or property to any officer, director, Company Employee or consultant of the Company or any of its Subsidiaries, unless (except with respect to any such dispositions of Company Intellectual Property Rights) the value of the consideration received by the Company or its Subsidiaries is equal to the fair market value of such assets or property disposed of and provided that any such transaction is publicly disclosed by the Company in a material change report as required by MI 61-101;

(i)      enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto or any Subsidiary, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(j)      enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(k)      enter into any Contract for Company Debt if such Contract would:

(i)	be materially inconsistent with market standards for companies operating in the United States cannabis industry;

(ii)	provide for an event of default, repayment or acceleration on the Effective Date, the Triggering Event Date or the Acquisition Date; or

(iii)	provide for a stated annual interest rate that is more than LIBOR plus 8.0%;

(l)      incur, in the aggregate, Company Debt equal to the greater of (i) $750,000,000; or (ii) such amount of Company Debt as when issued, would result in a Debt Coverage Ratio exceeding 1.25:1;

(m)      knowingly take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted that would cause a Company Material Adverse Effect, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations as would have a Company Material Adverse Effect;

(n)      abandon or fail to diligently pursue any application for any licences, permits, Authorizations or registrations that would cause a Company Material Adverse Effect;

(o)      grant or commit to grant a licence or otherwise transfer abandon, or permit to become abandoned any Intellectual Property or exclusive rights in or in respect thereof that would reasonably be expected to have a Company Material Adverse Effect;

(p)      materially change its business or regulatory strategy, including, without limitation, engaging in any new business, enterprise or other activity that is materially different from the Ordinary Course of the existing businesses of the Company; or

(q)      authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Notwithstanding any other provision hereof, nothing contained in this Agreement shall preclude the Company and its Subsidiaries from completing the sale of Real Property to arm’s length Persons as may be determined by the Company from time to time, provided that no such sale of Real Property shall be made for less than the fair market value of such Real Property.

(4)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of the Purchaser, which consent shall not to be unreasonably withheld, conditioned or delayed, to:

(a)      not merge or amalgamate with any other third-party where the Company is not the surviving entity;

(b)      use commercially reasonable efforts to preserve its listing on a recognized stock exchange; and

(c)      use commercially reasonable efforts to preserve its status as a reporting issuer not in default in the Province of Ontario.

(5)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of the Purchaser, the Company shall, and shall cause the Key Subsidiaries to:

(a)      do or cause to be done all things necessary to preserve and maintain the existence of the Company and the Key Subsidiaries;

(b)      not issue additional Company Shares or securities convertible, exchangeable or exercisable for or into Company Shares, including any Company Securities or High Street Units, in excess of the Purchaser Approved Share Threshold;

(c)      not issue additional USCo2 Class B Shares or securities convertible, exchangeable or exercisable for or into USCo2 Class B Shares;

(d)      not issue additional High Street Units or securities convertible, exchangeable or exercisable for or into High Street Units for cash proceeds;

(e)      not issue additional Company Shares prior to the Company’s receipt of the Required Company Shareholder Approval, provided that the Company shall be permitted to issue Company Shares prior to the Company’s receipt of the Required Company Shareholder Approval, subject to the restrictions in Section 4.1(5)(b), if the acquirer of such Company Shares enters into a voting support agreement with the Purchaser in such form as the Purchaser may request; and

(f)      ensure that any options, warrants or other convertible securities (the “Convertible Securities”) issued by the Company or High Street shall include customary change of control provisions such that, following the Acquisition Date, upon exercise, exchange or conversion of any Convertible Securities, holders of Convertible Securities shall only be entitled to receive, in lieu of Company Shares such number of Purchaser Shares as each holder would have been entitled to receive had the holder of the Convertible Security exercised, exchanged or convert such Convertible Security prior to the Acquisition Date.

(6)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall, and shall cause its Subsidiaries, to prepare and file when due all Tax Returns required to be filed by the Company and its Subsidiaries (except for any Tax Return for which an extension has been granted as permitted hereunder), and pay, or cause the Company or its Subsidiaries to pay, all Taxes (including estimated Taxes) due on such Tax Return (or due with respect to Tax Returns for which an extension has been granted as permitted hereunder) or which are otherwise required to be paid, except where the failure to file such Tax Returns or pay such Taxes would not individually or in the aggregate have a Company Material Adverse Effect.

(7)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, it shall:

(a)      immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of any “material change” (as defined in the Securities Act (Ontario)) in relation to the Company on a consolidated basis;

(b)      notify the Purchaser at least five Business Days prior to entering into any Contract with respect to the disposition of any Real Property with a value of $20,000,000 or more;

(c)      notify the Purchaser at least five Business Days prior to entering into any Contract with respect to any business combination, merger or acquisition of assets with a value of $20,000,000 or more; and

(d)      provide the Purchaser with a Company Report promptly and, in any event not later than five Business Days following the end of a fiscal quarter during which the subject matter of the Company Report was addressed; provided, however, that the Company shall not be required to provide any information (including a Company Report) to the Purchaser if, and to the extent that, such disclosure (i) would breach solicitor-client privilege, (ii) would breach contractual confidentiality obligations of the Company or any of its Subsidiaries, or (iii) relates to this Agreement, the transactions contemplated herein or any agreement or prospective agreement with, or relating to, or in any way conflicting with, the Purchaser or any its Affiliates or their related parties.

(8)

The Company covenants and agrees that, during the period from the date a Purchaser Call Option Exercise Notice or Triggering Event Notice, as the case may be, is delivered to the Depositary pursuant to the Purchaser Call Option, until the earliest of the (i) Acquisition Effective Time, (ii) Acquisition Closing Outside Date, and (iii) termination of this Agreement in accordance with its terms, it shall not issue any securities.

(9)	The Company shall not, as part of the Arrangement or at any time following the Effective Date, require or permit holders of Company Shares, High Street Units or USCo2 Class B

Shares to contribute to the Company or any Subsidiary the Option Premium received from the Purchaser pursuant to the Arrangement. The Company shall ensure that any subscription agreement or similar agreement, if any, for the sale of securities of the Company or any Subsidiary entered into at any time following the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms contains a representation from the subscriber of such securities that such subscriber is not using, directly or indirectly, any of the Option Premium received from the Purchaser pursuant to the Arrangement to pay the purchase price for such securities.

(10)

For the purposes of maintaining the business and operations of the Company in the Ordinary Course prior to the Acquisition Date, the Company shall not, and shall not permit any of its Subsidiaries to operate outside of the United States. For greater certainty, operations shall include the sale of any cannabis, cannabis accessory or other product.

Section 4.2            Covenants Regarding the Arrangement.

(1)

Subject to Section 4.3, each of the Company and the Purchaser shall (and shall cause its affiliates to) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under applicable Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and the Plan of Arrangement, including using commercially reasonable efforts to:

(a)      satisfy, or cause the satisfaction of, all conditions precedent to be fulfilled by it in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)      as soon as practicable following execution of this Agreement, obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are:

(i)	necessary to be obtained under the Material Contracts or the Company Lease Documents, as applicable, in connection with the Arrangement or this Agreement; or

(ii)	required in order to maintain the Material Contracts or Company Lease Documents, as applicable, in full force and effect following completion of the Arrangement;

in each case, on terms reasonably satisfactory to the Purchaser;

(c)      at any time following the date of this Agreement and, in any event, not later than as soon as practicable following the exercise or deemed exercise of the Purchaser Call Option, obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are:

(i)	necessary to be obtained under the Material Contracts or the Company Lease Documents, as applicable, in connection with the Acquisition; or

(ii)	required in order to maintain the Material Contracts or the Company Lease Documents, as applicable, in full force and effect following completion of the Acquisition,

in each case, on terms reasonably satisfactory to the Purchaser;

(d)      oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement or the Acquisition, as applicable, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)      revise the High Street Operating Agreement as mutually agreed between the Company and the Purchaser in accordance with the principal terms set forth in Exhibit 1 hereto;

(f)      revise the USCo2 Constating Documents as mutually agreed between the Company and the Purchaser in accordance with the principal terms set forth in Exhibit 1 hereto;

(g)      revise the Tax Receivable Agreement as mutually agreed between the Company and the Purchaser in accordance with the principal terms set forth in Exhibit 2 hereto;

(h)      not taking any action, or refrain from taking any action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the Acquisition, as applicable, or the transactions contemplated by this Agreement; and

(i)      at any time following the date of this Agreement and, in any event, not later than following the exercise or deemed exercise of the Purchaser Call Option, satisfy, or cause the satisfaction of, all of the Acquisition Closing Conditions.

(2)	The Company shall promptly notify the Purchaser of:

(a)      any Company Material Adverse Effect;

(b)      any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)      any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)      any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(e)      any notice or other communication from any Person indicating that a Permitted Lien held by such Person may or will be exercised;

(f)      any notice or other communication from any Governmental Entity regarding the revocation or threatened revocation of any material Regulatory Approval; or

(g)      any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries.

(3)

The Company will, in all material respects, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of an existing confidentiality obligation owed to a third party for which a waiver could not be obtained. The Company will use commercially reasonable efforts to ensure that all confidentiality obligations owed to third parties following the date hereof include an exception permitting the Company to disclose information to the Purchaser on a confidential basis. The Purchaser covenants and agrees with the Company that any such information disclosed by the Company to the Purchaser will be held and used by the Purchaser according to the terms of the Confidentiality Agreement.

(4)

The Purchaser shall promptly notify the Company in writing of any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement.

(5)

In the event that the Purchaser, acting reasonably, concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby the Purchaser or its affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on the same economic terms, including without limitation a share exchange ratio being no less than the Exchange Ratio, and other terms and conditions (including tax treatment) and having consequences to the Company and its securityholders, including the High Street Holders and the USCo2 Class B Holders, which are substantially equivalent to or better than those contemplated by the Arrangement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In particular but without limitation, the Company agrees that it will negotiate in good faith as to the “initial deposit period” in respect of any such Alternative Transaction, which shall be 35 days unless a longer period is requested by the Purchaser. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement or Plan of Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to the Acquisition Effective Time herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

(6)

So long as any Company Shareholder remains subject to a “gain recognition agreement” pursuant to Section 367 of the U.S. Tax Code and the applicable Treasury Regulations thereunder, the Purchaser and its affiliates will use commercially reasonable efforts to not knowingly take any action which would trigger any gain recognition by any such Company Shareholder, provided that such actions will not materially impact the business or activities of the Purchaser. Notwithstanding anything herein to the contrary, this provision shall survive the Acquisition by the Purchaser.

Section 4.3            Regulatory Approvals

(1)

As soon as reasonably practicable after the date hereof, each Party, or where appropriate, both Parties jointly, shall (A) seek to obtain the Arrangement Regulatory Approvals in advance of the Effective Time, and (B) following the Effective Time and in advance of the Acquisition Effective Time, at such time and as agreed between the Parties, make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use best efforts to obtain and maintain, the Acquisition Regulatory Approvals and any other Regulatory Approvals deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under this Agreement in connection with the completion of the Acquisition (including, but not limited to, the Regulatory Approvals listed on Schedule (e) of the Company Disclosure Letter).

(2)

The Parties shall cooperate with one another in connection with obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals required or desirable in connection with the Arrangement including by providing or submitting on a timely basis all documentation and information that is required, or in the reasonably held opinion of the Purchaser, advisable, in connection with obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any such other Regulatory Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)

The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, the Acquisition or this Agreement.

(4)

The Company shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it affords the Purchaser a reasonable opportunity to consult with it in advance and, to the extent not precluded by such Governmental Entity, gives the Purchaser the reasonable opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings.

(5)

Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for any Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval contains a Misrepresentation, or (ii) any Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company or the Purchaser, as applicable shall, in consultation with and subject to the prior approval of the other Party, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(6)

The Parties shall request that the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals or other Regulatory Approvals.

(7)

If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow (i) the Effective Time to occur on or prior to the Effective Time Outside Date, and (ii) the Acquisition Date to occur on or prior to the Acquisition Closing Outside Date. Notwithstanding the foregoing, neither Party nor any of their affiliates shall be required to proffer or consent to a governmental order consenting to any restriction, prohibition or limitation that materially limits the Party’s business in order to remedy any concerns that any Governmental Entity may have.

(8)

If a Party becomes aware that an Acquisition Regulatory Approval will not be granted and in respect of which the failure to obtain same would result the failure to satisfy an Acquisition Closing Condition, the Party becoming so aware shall promptly notify the other Party and, subject to Section 4.3(7), hereof, forthwith notify the other Party hereto of its termination of this Agreement pursuant to Section 7.2(3) hereof.

Section 4.4            Access to Information; Confidentiality.

(1)

The Company shall give the Purchaser and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise, including, for greater certainty, tax and financial documentation), (iii) Contracts and Leases, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company as the Purchaser may from time to time reasonably request.

(2)	The Company shall provide the Purchaser and its Representatives access to the Company Data Room.

(3)

Investigations made by or on behalf of a Party, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement, unless such Party had knowledge that such representation and warranty was not true and correct.

(4)

Without limiting the generality of the provisions of the Confidentiality Agreement, each of the Purchaser and the Company acknowledges that all information provided to it under this Section 4.4, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

Section 4.5            Pre-Acquisition Reorganization.

(1)

The Company agrees that, upon written request of the Purchaser delivered after exercise or deemed exercise of the Purchaser Call Option, and at the Purchaser’s sole expense, the Company shall: (i) effect such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	Neither the Company nor its affiliates will be obligated to participate in any Pre-Acquisition Reorganization under Section 4.5(1) unless such Pre-Acquisition Reorganization:

(a)      can be implemented following the delivery of a Purchaser Call Option Exercise Notice or Triggering Event Notice, as the case may be, to the Depositary pursuant to the Purchaser Call Option and prior to the Acquisition Date;

(b)      is not prejudicial to the Company, its affiliates, the Company Shareholders or the holders of High Street Units, as a whole, in any material respect;

(c)      does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries;

(d)      does not result in (i) any material breach by the Company of any existing Contract or commitment of the Company; or (ii) a breach of any Law;

(e)      does not require the approval of the Company Shareholders;

(f)      would not reasonably be expected to impede or delay the completion of the Acquisition on the Acquisition Date in any material respect; and

(g)      would not result in any Taxes being imposed on, or any adverse Tax or other adverse consequences to, any Company Securityholder or any holder of High Street Units or USCo2 Class B Shares incrementally greater than the Taxes or other consequences to such party in connection with the Arrangement in the absence of any Pre-Acquisition Reorganization, unless the Purchaser reimburses the Company Securityholder or any direct or indirect holder of High Street Units or USCo2 Class B Shares for all such Taxes or consequences (including Taxes on such reimbursement).

(3)

The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 30 days prior to the Acquisition Date. Upon receipt of such notice, if the conditions in Section 4.5(2) are satisfied the Company and the Purchaser shall work cooperatively and use commercially reasonable efforts to prepare prior to the Acquisition Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Acquisition Date (but after the Purchaser has confirmed in writing that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied, or waived those conditions set forth in Section 6.1 and Section 6.2 which it has not confirmed in writing have been satisfied, and that it is prepared to promptly without condition proceed to effect the Acquisition).

(4)

The Purchaser agrees that it will be solely responsible for all costs and expenses (including professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request and that any Pre-Acquisition

Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or if a condition for the benefit of the Purchaser has been satisfied.

(5)

The Purchaser shall indemnify the Company, its affiliates and Subsidiaries and their respective officers, directors and employees (to the extent that such Persons are assessed with statutory liability thereto) for all direct and indirect costs or losses, liabilities, damages, claims, costs, expenses, interest awards, judgments and penalties, including any material adverse Tax consequences, out-of-pocket costs and expenses, including out-of-pocket legal fees and disbursements, suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or the unwinding of any Pre-Acquisition Reorganization.

Section 4.6            Interim Covenants of the Purchaser.

(1)

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of the Company, it shall not, and shall not permit any of its Subsidiaries, to operate within the United States in violation of applicable Laws as they apply to marijuana unless and until the Purchaser has waived the Triggering Event Date in accordance with the Plan of Arrangement and delivered the Purchaser Call Option Exercise Notice to the Depositary. For the purposes of this provision, the Parties agree that activities involving cannabinoids derived from hemp (hemp as defined in U.S. federal law) shall not trigger this section, nor shall licensing arrangements related to use of product-based intellectual property such as vape-filling or beverage-based IP. The Company acknowledges that (a) any U.S. hemp operations conducted by the Purchaser or its Subsidiaries; and (b) lack of regulation, shall each be deemed to be in compliance with applicable Laws.

(2)

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of the Company, it shall not, and shall not permit any of its Subsidiaries, to conditionally acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other Person with operations in more than one state of the United States unless the operations of such Person are in material compliance with applicable Laws, as determined by the Purchaser, acting reasonably (including, for greater certainty, the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana).

(3)

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Acquisition Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the prior written consent of the Company not to be unreasonably withheld or delayed, it shall not, and shall not permit any of its Subsidiaries, to directly or indirectly acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other Person with operations in a single state of the United States unless the operations of such Person are in material compliance with applicable Laws, as determined by the Purchaser, acting reasonably (including, for greater certainty, the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana).

(4)

In the event that the Company has breached any material term of this Agreement, as determined by the Purchaser, acting reasonably, and the Company fails to cure such breach within 30 days after written notice from the Purchaser, the covenants in Section 4.6(1), Section 4.6(2) and Section 4.6(3) shall terminate.

(5)

In the event that the Purchaser has breached any material term of Section 4.6(1), Section 4.6(2) or Section 4.6(3), and the Purchaser fails to cure such breach within 30 days after written notice from the Company, the Purchaser shall remedy such breach to the satisfaction of the Company, acting reasonably.

Section 4.7            Public Communications.

(1)

Subject to compliance with applicable Securities Laws, immediately after the execution of this Agreement, or such later time prior to the next opening of markets in Toronto or New York as is agreed to by the Company and the Purchaser, the Company and the Purchaser shall issue a news release announcing the entering into of this Agreement, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release, a corresponding material change report in prescribed form and this Agreement in accordance with applicable Securities Laws.

(2)

No Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Entity (except as contemplated by this Article 4) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice (and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing) and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(3)

The Company and the Purchaser agree to cooperate in the preparation of formal presentations, if any, to any Company Shareholders or other securityholders of the Company or the analyst community regarding the Arrangement, and the Company agrees to consult with the Purchaser in connection with any formal meeting with analysts that it may have, provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company is required to make any such disclosure, it shall use its commercially reasonable efforts to give the Purchaser a reasonable opportunity to review and comment thereon prior to its dissemination.

Section 4.8            Notice and Cure Provisions.

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)      cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or to the Acquisition Effective Time, as applicable; or

(b)      result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) or Section 7.2(1)(d)(iii) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) or Section 7.2(1)(c)(iii), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Effective Time Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Effective Time Outside Date, and (b) if such matter has not been cured by the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) ten Business Days prior to the Effective Time Outside Date and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9            Insurance and Indemnification.

(1)

Prior to the Acquisition Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the delivery of a Purchaser Call

Option Exercise Notice or Triggering Event Notice, as the case may be, to the Depositary, provided that such policies are not materially inconsistent with market standard protections, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Acquisition Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Acquisition Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Acquisition Effective Time and provided further that the cost of such policies shall not exceed market standards.

(2)

The Purchaser shall, from and after the Acquisition Effective Time, honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of all present and former employees and officers and directors of the Company and its Subsidiaries to the extent that they are contained in the Constating Documents of the Company or its Subsidiaries or disclosed in Section (gg) of the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Company Disclosure Letter, shall survive unamended from the Acquisition Effective Time and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Acquisition Date.

(3)

This Section 4.9 shall survive the consummation of the Acquisition and is intended to be for the benefit of, and shall be enforceable by, all present and former directors and officers of the Company, its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the “Indemnified Persons”) and shall be binding on the Purchaser, the Company, its Subsidiaries and their respective successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

Section 4.10            Stock Exchange Matters.

Subject to applicable Laws, the Purchaser and the Company shall use their commercially reasonable best efforts promptly following the Acquisition Effective Time to cause the Company Shares to be de-listed from the CSE and the Consideration Shares, together with such other Purchaser Shares issuable (i) upon exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options issued pursuant to Section 2.8 hereof and the Plan of Arrangement; and (ii) Purchaser Shares issuable upon exchange or redemption of High Street Units and USCo2 Class B Shares, to be listed on the TSX and the NYSE, or such other recognized stock exchange(s) on which the Purchaser Shares are listed, with effect promptly following the Acquisition Effective Time.

Section 4.11            Board of Directors and Officers.

Prior to the Acquisition Effective Time, the Company shall use its best efforts to cause, and it shall cause each of its Subsidiaries to use their respective best efforts to cause, all directors and officers of the Company and its Subsidiaries to provide resignations and mutual releases or failing which the Company shall terminate, or cause the Subsidiaries to terminate, such officers effective as at the Acquisition Effective Time. The Purchaser agrees that the Company, its

Subsidiaries and any successor to the Company (including any surviving corporation) shall honour and comply with the terms of the indemnity provisions in the Company’s Articles and the constating documents of the Subsidiaries as of the date of this Agreement (and the Purchaser agrees that it shall not take any action to amend such provisions, insofar as they relate to such officers and directors) and all of the severance payment obligations of the Company or its Subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its Subsidiaries that were in effect prior to the Acquisition Effective Time, provided such indemnity provisions and severance payments were not adopted or entered into by the Company or its Subsidiaries in violation of this Agreement. All such obligations to make payments under such indemnity and severance provisions shall be fully and completely disclosed by the Company to the Purchaser in writing as they become determinable up until the Acquisition Effective Time. The Company will use commercially reasonable efforts to cause the parties receiving severance payments to execute full and final mutual releases releasing each of such party and the Company and its Subsidiaries from all liability and obligations owed to one another, including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

Section 4.12            Acquisition Closing Conditions.

Following the earlier of the delivery of the Purchaser Call Option Exercise Notice or a Triggering Event Date, the Parties shall take all commercially reasonable efforts to promptly satisfy the Acquisition Closing Conditions and complete any Pre-Acquisition Reorganization.

Section 4.13            Lockup and Incentive Agreements

The Company shall use its commercially reasonable best efforts to facilitate the negotiation and entry into of the Lock-Up and Incentive Agreements prior to the Effective Date on the terms approved by the Company Board in connection with the approval of this Arrangement Agreement, or on such other terms as the Key Individuals and the Purchaser may agree upon, provided; however, that changes to the terms approved by the Company Board as of the date hereof shall, unless otherwise agreed to by the Company Board, only become effective concurrently with the consummation of the Acquisition.

Section 4.14            Dissent Rights Payments.

The Purchaser hereby agrees that, to the extent that the Company is required to make any payment on account of Dissent Rights, it shall immediately, upon the transfer of such Company Shares held by a Dissenting Company Shareholder to the Company, make all such payments in respect of Dissent Rights, on behalf of the Company, to the Dissenting Company Shareholders when due and payable by the Company in accordance with Section 3.1(a) and Section 4.1 of the Plan of Arrangement.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1            Company Non-Solicitation.

(1)

On and after the date of this Agreement, except as expressly provided in this Agreement, the Company and its Subsidiaries shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a)      solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding), any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)      enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

(c)      make or propose publicly to make a Change in Recommendation;

provided, however, that nothing contained in this Section 5.1(1) or any other provision of this Agreement shall prevent the Company from, and the Company shall be permitted to: (i) engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal after the date hereof and prior to the Company Meeting, that did not result from a breach of this Section 5.1 and, subject to the Company’s compliance with Section 5.1(4), that the Company Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or (ii) provide information and access to properties, facilities, books or records of the Company pursuant to Section 5.1(6) to any Person where the requirements of Section 5.1(6) are met.

(2)

The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith the Company shall:

(a)      discontinue access to and disclosure of all information, including the Company Data Room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)      within two Business Days of the date hereof, to the extent it is permitted to do so, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any

Subsidiary provided to any such Person other than the Purchaser; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party relating to an Acquisition Proposal, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives will, without the prior written consent of the Purchaser (which consent may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is a party, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement or restriction as a result of the entering into and announcement of this Agreement by the Company pursuant to the express terms of any such agreement or restriction, shall not be a violation of this Section 5.1 and that the Company shall not be prohibited from considering a Superior Proposal from a party whose obligations so terminated automatically upon the entering into and announcement of this Agreement.

(4)

If after the date of this Agreement, the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company: (a) shall promptly notify the Purchaser, at first orally, and then, and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to lead to, a Superior Proposal.

(5)

The Company shall keep the Purchaser promptly and fully informed on a current basis of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

(6)

If at any time, prior to obtaining the Required Company Shareholder Approval, the Company receives an unsolicited written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)      the Company Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the fiduciary duties of such directors under applicable Law;

(b)      such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(c)      the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by the Company of this Section 5.1;

(d)      the Company enters into an Acceptable Confidentiality Agreement; and

(e)      the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.1(6)(d); and

(iii)	any non-public information concerning the Company and its Subsidiaries requested by and provided to such other Person which was not previously provided to the Purchaser or its Representatives.

provided, however, that the Company may only provide the Person making the Acquisition Proposal with access to and disclosure of information, including the Company Data Room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary for a period of ten Business Days after such Person is first afforded access to the books, records and personnel of the Company. For greater certainty, on the tenth Business Day after such Person is first afforded access to the books, records and personnel of the Company, the Company shall discontinue access to and disclosure of all information, including the Company Data Room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary.

(7)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Company Shareholder Approval, the Company Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)      the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, business purpose or similar restriction;

(b)      the Acquisition Proposal, inquiry, proposal, offer or request did not arise, directly or indirectly, as a result of a violation by the Company of this Article 5;

(c)      the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to make a Change in Recommendation and/or enter into such definitive agreement promptly following the making of such determination (the “Superior Proposal Notice”);

(d)      the Company or its Representatives has provided the Purchaser with a copy of the proposed definitive agreement for the Superior Proposal;

(e)      at least five full Business Days (the “Matching Period”) have elapsed from the date on which the Purchaser has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)      during any Matching Period, the Purchaser has been afforded the opportunity, in accordance with Section 5.1(8), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)      after the Matching Period, the Company Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, as compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.1(8);

(h)      the Company Board has determined, in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal as compared to the Arrangement as proposed to be amended by the Purchaser and that it is necessary for the Company Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to the Company;

(i)      the Company concurrently terminates this Agreement pursuant to Section 7.2(1)(c)(ii); and

(j)      the Company has previously, or concurrently will have, paid to the Purchaser the Termination Fee.

(8)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.1(7)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any Person (including without limitation, the Person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(9)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.1, and the Purchaser shall be afforded a new five Business Day Matching Period from the date on which the Purchaser has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(10)

The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced, or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.1(8) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and will give reasonable consideration to all comments made by the Purchaser and its counsel.

(11)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Company Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than ten Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Effective Time Outside Date.

(12)

Nothing contained in this Section 5.1 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(13)

Nothing contained in this Agreement shall prevent the Company Board from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal.

(14)

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Section 5.1 by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 5.1 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1            Mutual Conditions Precedent.

(1)

The Parties shall not be required to file, and shall not file, the Arrangement Filings giving effect to the Arrangement unless each of the following conditions is satisfied or waived, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)      Arrangement Resolution. The Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Law.

(b)      Interim and Final Order. Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)      Stock Exchange Approvals. The necessary approvals, subject only to customary typical listing conditions, as the case may be, of each of the TSX, NYSE and the CSE shall have been obtained, to permit the (i) listing of the Consideration Shares, the Purchaser Shares issuable upon conversion, exercise, exchange or redemption, as applicable, of High Street Units, USCo2 Class B Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options; (ii) the issuance of the Replacement Options, Replacement RSUs and Replacement Compensation Options; and (iii) the filing of the Arrangement Filings.

(d)      Illegality. No Law shall be in effect or proceeding shall have otherwise been taken that makes the consummation of the Arrangement illegal or otherwise, directly or indirectly, prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, with the exception of the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana.

(e)      US Securities Law Matters. The Arrangement Issued Securities to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws, provided, however, that the Company shall be not entitled to the benefit of the conditions in this Section 6.1(1)(e), and shall be deemed to have waived such condition, in the event that the Company fails to: (A) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement; or (B) comply with the requirements set forth in Section 2.13.

(f)      Trademark and Technology License. The Company and the Purchaser shall have entered into the Trademark and Technology License.

(g)      Termination. This Agreement has not been terminated in accordance with its terms.

Section 6.2            Additional Conditions Precedent to the Obligations of the Purchaser.

(1)

The Company shall not file, and the Purchaser shall not be required to file, the Arrangement Filings giving effect to the Arrangement unless each of the following conditions is satisfied or waived, which conditions are for the exclusive benefit of the Purchaser, and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)      Representations and Warranties. The representations and warranties of the Company set forth in Section (b) (Organization and Qualification), Section (c) (Authority Relative to this Agreement), Section (f) (Capitalization), Section (w) (Authorizations), and Section (ff) (Brokers) of Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, excepting de minimis inaccuracies, and all other representations and warranties of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such times would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (disregarding any materiality or “Company Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)      Performance of Covenants. The Company shall have fulfilled or complied in all material respects with each of the obligations and covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)      No Legal Action. As of the Effective Date, there shall be no action or proceeding (whether, for greater certainty, by a Governmental Entity or any Person other than the Purchaser or its Subsidiary) pending or threatened in any jurisdiction to:

(i)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares, with the exception of prohibitions or restrictions contained in the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana;

(ii)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser or its Subsidiaries of a material portion of the business or assets of the Purchaser and its Subsidiaries, the Company or any of its Subsidiaries, or compel the Purchaser or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Purchaser and its Subsidiaries or the Company and its Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement, with the exception of prohibitions or restrictions contained in the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana; or

(iii)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

(d)      Regulatory or Other Approvals. All Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably, and all waiting periods thereunder shall have expired or terminated.

(e)      Purchaser Shareholder Approval. The Purchaser Shareholder Resolution shall have been approved and adopted by the Purchaser Shareholders at the Purchaser Meeting in accordance with applicable Law and the CBG Group Agreements.

(f)      Company Material Adverse Effect. From the date of this Agreement until the Effective Time, there shall have not occurred a Company Material Adverse Effect, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(g)      Distributions. No cash distributions on the Company Shares, High Street Units (other than tax distributions with respect to High Street to the extent permitted in the Tax Receivable Agreement and/or the High Street Operating Agreement) or USCo2 Class B Shares, employee compensation adjustments or any grant of equity interests or other share-based compensation (including Company Options, Compensation Stock Options and/or Company RSUs) shall have been made by the Company after the date hereof prior to the Effective Date other than as contemplated in this Agreement.

(h)      Lock-Up and Incentive Agreements. Kevin Murphy shall have entered into a Lock-Up and Incentive Agreements with the Purchaser.

(i)      Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 5.0% of the issued and outstanding Company Shares (assuming all securities convertible, exchangeable or exercisable into Company Shares, including the High Street Units, USCo2 Class B Shares, Company Compensation Options, Company Options and Company RSUs have been converted, exchanged or exercised).

(j)      High Street Operating Agreement. The High Street Operating Agreement shall have been amended as mutually agreed between the Company and the Purchaser, each acting reasonably, in accordance with the principal terms set forth in Exhibit 1 hereto.

(k)      USCo2 Constating Documents. The USCo2 Constating Documents shall have been amended as mutually agreed between the Company and the Purchaser, each acting reasonably, in accordance with the principal terms set forth in Exhibit 1 hereto.

(l)      Tax Receivable Agreement. The Tax Receivable Agreement shall have been revised as mutually agreed between the Company and the Purchaser, each acting reasonably, in accordance with the principal terms set forth in Exhibit 2 hereto.

(2)

Following the Effective Date, the Purchaser shall be required to exercise the Purchaser Call Option after the Triggering Event Date and complete the Acquisition unless any of the following conditions (the “Purchaser Acquisition Closing Conditions”) is not satisfied or waived, which conditions are for the exclusive benefit of the Purchaser, and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)      Representations and Warranties. The Material Representations shall have been true and correct as of the date of this Agreement and the Effective Time, except where any failure or failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (disregarding any materiality or “Company Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect), and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Acquisition Date.

(b)      Approvals. All material Acquisition Regulatory Approvals shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably.

(c)      Illegality. No Law shall be in effect and no proceeding shall otherwise have been taken that makes the consummation of the Acquisition illegal or otherwise, prohibits or enjoins the Company or the Purchaser from consummating the Acquisition.

(d)      Compliance with Laws. The Company and each of its Subsidiaries shall be in compliance with all applicable Laws, in all material respects in each jurisdiction in which it carries on business, provided that the Company and each of its Subsidiaries shall be in compliance with all applicable Laws with respect to marijuana, except where any non-compliance would not have a material and adverse effect on the Company or any of its Subsidiaries, and except that if the Purchaser has waived the Triggering Event Date to exercise the Purchaser Call Option, the Company and each of its Subsidiaries shall not be required to be in compliance with the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana.

(e)      Licenses. Subject to Section 4.5, the Company shall have completed such Pre-Acquisition Reorganizations as may have been requested by the Purchaser in accordance with Section 4.5 so as to ensure that, as a result of the Acquisition, the Company will not be in default, or subject to the revocation, of Authorizations that have been issued to the Company which would otherwise cause a Company Material Adverse Effect.

(f)      Solvency. The Company shall not have been subject to an Insolvency Event during the Interim Period which remains uncured as at the Acquisition Effective Time.

(g)      Debt. The Company’s Debt-to-Equity Ratio at the Acquisition Effective Time shall be 0.5:1.0 or less.

(h)      Performance of Covenants. The Company shall have fulfilled or complied with each of the obligations and covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Acquisition Effective Time, except where any failure to perform any such obligations or covenants would not, individually or in the aggregate, be reasonably expected to have a material adverse impact on the Company, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Acquisition Date.

(3)

If at any time between the Effective Time and the Acquisition Effective Time the Purchaser becomes aware of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure results in the failure of the ability of the Company to satisfy any condition set forth in Section 6.2(2), the Purchaser must promptly notify the Company of such occurrence, or failure to occur in accordance with Section 4.8, which notification must specify in reasonable detail such event or state of facts.

Section 6.3            Additional Conditions Precedent to the Obligations of the Company.

(1)

The Company shall not be required to file, and the Purchaser shall not file, the Arrangement Filings giving effect to the Arrangement unless each of the following conditions are satisfied or waived, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)      Representations and Warranties. The representations and warranties of the Purchaser shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time, in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect (disregarding any materiality or “Purchaser Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Purchaser Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(b)      Performance of Covenants. The Purchaser shall have fulfilled or complied in all material respects with each of the obligations and covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and shall have delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c)      Approvals. All Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings shall have been obtained or received on terms that are acceptable to the Company, acting reasonably.

(d)      Purchaser Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Purchaser Material Adverse Effect and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(e)      Deposit of Option Premium. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Payment Agent in escrow, the Aggregate Option Premium to be paid pursuant to the Arrangement.

(2)

Following the Effective Date, neither the Company nor the Company Shareholders shall be required to complete the Acquisition unless each of the following conditions (the “Company Acquisition Closing Conditions”) is satisfied or waived, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)      Approvals. All Acquisition Regulatory Approvals, the failure of which to obtain would, individually or in the aggregate, be reasonably expected to have a

Purchaser Material Adverse Effect or would be reasonably expected to be material and adverse to the Company Securityholders, shall have been obtained or received on terms that are acceptable to the Company, acting reasonably.

(b)      Deposit of Consideration. Following receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be, and prior to the Acquisition Date, the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow, the consideration to be issued pursuant to the Acquisition.

(c)      Solvency. The Purchaser shall not have been subject to an Insolvency Event during the Interim Period which remains uncured as at the Acquisition Effective Time.

(d)      Performance of Covenants. The Purchaser shall have fulfilled or complied in all material respects with the covenants of the Purchaser contained in Section 4.6(1), Section 4.6(2) and Section 4.6(3), and shall have delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Acquisition Date.

(e)      Consideration. Any (i) Consideration Shares; (ii) Purchaser Shares issuable upon exchange or redemption of High Street Units and USCo2 Class B Shares; and (iii) Purchaser Shares issuable upon exercise of Replacement Compensation Options, Replacement RSUs and Replacement Options, as applicable, or to the extent applicable, any shares or securities to be issued as consideration in accordance with the provisions hereof, to be issued pursuant to the Acquisition, shall be approved for listing on a recognized stock exchange, subject only to the satisfaction of the customary listing conditions of such stock exchange, and not subject to resale restrictions in Canada by the recipients thereof.

(3)

If at any time between the Effective Time and the Acquisition Effective Time the Company becomes aware of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure results in the failure of the ability of the Purchaser to satisfy any condition set forth in Section 6.3(2), the Company must promptly notify the Purchaser of such occurrence, or failure to occur in accordance with Section 4.8, which notification must specify in reasonable detail such event or state of facts.

ARTICLE 7

TERM AND TERMINATION

Section 7.1            Term.

This Agreement shall be effective from the date hereof until the earliest of (i) the Acquisition Date, (ii) the Acquisition Closing Outside Date, and (iii) the termination of this Agreement in accordance with its terms.

Section 7.2            Termination.

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser:

(i)

if the Required Company Shareholder Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Company Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)

if the Required Purchaser Shareholder Approval is not obtained at the Purchaser Meeting in accordance with applicable Law, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if the failure to obtain the Required Purchaser Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)

if, after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) has used its commercially reasonable efforts to, as applicable, appeal, overturn or otherwise render such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)

if the Effective Time does not occur on or prior to the Effective Time Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(1)(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Effective Time Outside Date in accordance with the terms of Section 4.8(3); provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(2)(a) or Section 6.2(1)(a) not to be satisfied;

(ii)

the Company Board approves and authorizes the Company to enter into a binding written agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(6)(d)), subject to compliance with Section 5.1(7) in all material respects and provided, however, that no termination under this Section 7.2(1)(c)(ii) shall be effective unless and until the Company shall have paid to the Purchaser the amount required to be paid pursuant to Section 8.2(2)(b); or

(iii)	since the date of this Agreement, there has occurred and is continuing a Purchaser Material Adverse Effect;

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(2)(a) or Section 6.2(1)(a) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Effective Time Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) (Purchaser Representations and Warranties Condition) or Section 6.3(1)(b) (Purchaser Covenants Condition) not to be satisfied;

(ii)

the Company Board or any committee of the Company Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days, (C) accepts, approves, endorses, recommends or executes or enters into (other than an

Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1) or publicly proposes to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (D) the Company or the Company Board publicly proposed or announces its intention to do any of the foregoing, (collectively, a “Change in Recommendation”); or

(iii)	since the date of this Agreement, there has occurred and is continuing a Company Material Adverse Effect.

(2)	This Agreement may be terminated between the Effective Time and the Acquisition Effective Time by the mutual written agreement of the Parties.

(3)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3            Effect of Termination/Survival.

If this Agreement is terminated or is no longer in effective pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination or lapse of the effectiveness of the Agreement, Section 4.9 shall survive for a period of six years following such termination or lapse of effectiveness; and (b) this Section 7.3 and Section 8.2 through to and including Section 8.15 and Section 4.4 shall survive; and provided further that no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination or lapse of effectiveness hereof pursuant to Section 7.1.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1            Amendments.

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Acquisition Effective Time, be amended, subject to the Plan of Arrangement, the Interim Order and the Final Order, by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)      change the time for performance of any of the obligations or acts of the Parties;

(b)      waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)      waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)      waive compliance with or modify any mutual conditions contained in this Agreement.

Section 8.2            Termination Fees.

(1)	For the purposes of this Agreement, “Termination Fee” means US$150,000,000.

(2)	“Termination Fee Event” means the termination of this Agreement:

(a)      by the Purchaser, pursuant to Section 7.2(1)(d)(ii);

(b)      by the Company pursuant to Section 7.2(1)(c)(ii);

(c)      by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) or Section 7.2(1)(b)(iv) or by the Purchaser pursuant to Section 7.2(1)(d)(i) if:

(i)

prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)

within 12 months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated by the Company, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50% or more.

(3)

The Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)      a termination of this Agreement described in Section 8.2(2)(b) concurrently with the termination of this Agreement;

(b)      a termination of this Agreement described in Section 8.2(2)(a), within two Business Days of the occurrence of such Termination Fee Event; and

(c)      a termination of this Agreement described in Section 8.2(2)(c), on or prior to consummation of the Acquisition Proposal of the Company referred to in Section 8.2(2)(c).

(4)

Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Parties will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)

Subject to Section 7.3, the Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full within the prescribed time period, the Purchaser shall be precluded from any other remedy against the Company or its Subsidiaries and shall not seek to obtain any recovery, judgment or damages of any kind against the Company or its Subsidiaries in connection with this Agreement.

Section 8.3            Expenses and Expense Reimbursement.

(1)

Subject to this Section 8.3, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)

If this Agreement is terminated by the Company pursuant to Section 7.2(1)(c)(i), then the Purchaser shall, within two Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds, the Expense Reimbursement Fee.

(3)

If this Agreement is terminated by the Purchaser pursuant to Section 7.2(d)(i), then the Company shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser by wire of immediately available funds, the Expense Reimbursement Fee.

(4)	If this Agreement is terminated by either Party pursuant to Section 7.2(1)(b)(ii), then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Expense Reimbursement Fee.

(5)

The payment of the Expense Reimbursement Fee pursuant to this Section 8.3 shall not preclude the Company, or the Purchaser, as applicable, from seeking damages and pursuing any and all other remedies that it may have in respect of losses incurred or suffered by it as a result of breach by the Company or the Purchaser, as applicable, of any representation or warranty, or failure by the Company or the Purchaser, as applicable, to perform any covenant or satisfy any condition.

(6)

The Company confirms that other than the fees disclosed in Section (ff) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4            Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or electronic mail) and addressed:

(a)       to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, Ontario K7A 0A8

Attention:    Bruce Linton

Email:         [REDACTED]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:    Jonathan Sherman

Email:         jsherman@casselsbrock.com

(b)       to the Company at:

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor

New York, New York 10017

Attention:    Kevin Murphy, Chief Executive Officer

Email:         [REDACTED]

with copies (which shall not constitute notice) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

Toronto, Ontario M5X 1E2

Attention:    Robert Fonn

Email:         robert.fonn@dlapiper.com

and

Attention:    Russel W. Drew

Email:         russel.drew@dlapiper.com

and

Cozen O’Connor

One Liberty Place, 1650 Market Street Suite 2800

Philadelphia, Pennsylvania 19103

Attention:    Joseph C. Bedwick

Email:         JBedwick@cozen.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5            Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6            Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7            Third Party Beneficiaries.

(1)

Except as provided in Section 4.9 which, without limiting its terms, is intended as stipulations for the benefit of the Indemnified Persons, the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind such rights by mutual agreement at any time and in any way whatsoever, without notice to or consent of any Person, including any Indemnified Person.

Section 8.8            Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9            Entire Agreement.

This Agreement, including the Schedules hereto, the Company Disclosure Letter, the Confidentiality Agreement and the Trademark and Technology License constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, the Confidentiality Agreement and the Trademark and Technology License. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement other than the Confidentiality Agreement and the Trademark and Technology License.

Section 8.10          Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11          Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12          Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13          Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.14          No Personal Liability.

No director or officer of the Purchaser or any of its Subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or any of its Subsidiaries. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15          Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16          Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CANOPY GROWTH CORPORATION

Per:	“Bruce Linton”
Authorized Signing Officer I have authority to bind the company.

ACREAGE HOLDINGS, INC.

Per:	“Kevin Murphy”
Authorized Signing Officer I have authority to bind the company.

A-1

SCHEDULE A

PLAN OF ARRANGEMENT

- see attached -

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1      Certain Rules of Interpretation.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition” means the acquisition by the Purchaser of the issued and outstanding Company Shares following the exercise or deemed exercise of the Purchaser Call Option, pursuant to and in accordance with the Arrangement.

“Acquisition Closing Conditions” means the Company Acquisition Closing Conditions and the Purchaser Acquisition Closing Conditions.

“Acquisition Closing Outside Date” means the Purchaser Call Option Expiry Date, or, if (i) the Purchaser Call Option is exercised, or (ii) a Triggering Event Date occurs prior to the Purchaser Call Option Expiry Date, the date that is 12 months following such exercise of the Purchaser Call Option or Triggering Event Date, as applicable; provided that:

(a)

if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Regulatory Approvals included in the Acquisition Closing Conditions (which, for certainty, does not include those Regulatory Approvals, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Arrangement Agreement)) have not been satisfied or waived and, at such Acquisition Closing Outside Date, the Party responsible for obtaining such outstanding Regulatory Approvals is continuing to use good faith reasonable commercial efforts to obtain such Regulatory Approvals and there is a reasonable prospect that such Regulatory Approvals will be received, then the Acquisition Closing Outside Date shall automatically be extended to the date that is two Business Days following the date all such outstanding Regulatory Approvals are received or waived; or

(b)

if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Purchaser Acquisition Closing Conditions included in the Acquisition Closing Conditions have not been satisfied or waived, then the Acquisition Closing Outside Date shall automatically be extended to the date that is the earliest of (i) two Business Days following the date all such outstanding Purchaser Acquisition Closing Conditions are satisfied or waived, or (ii) the date on which the Purchaser, acting reasonably, determines that there is no longer a reasonable prospect that such outstanding Purchaser Acquisition Closing Conditions will be satisfied or waived.

“Acquisition Date” means the date specified in a Purchaser Call Option Exercise Notice or Triggering Event Notice delivered in accordance with the terms of the Purchaser Call Option on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur; provided that notwithstanding the foregoing, if the Acquisition Closing Conditions are not satisfied or waived prior to such date, the Acquisition Date shall automatically be extended, without any further action by any Person, to the date that is two Business Days following the satisfaction or waiver of the Acquisition Closing Conditions; provided further that under no circumstances shall the Acquisition Date be a date that is after the Acquisition Closing Outside Date.

“Acquisition Effective Time” means 12:01 a.m. (Vancouver time) on the Acquisition Date, or such other time on the Acquisition Date as the Parties agree to in writing before the Acquisition Date.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Aggregate Option Premium” means US$300,000,000.

“Alternate Consideration” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2019 between the Purchaser and the Company, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” means all securities (other than Mergeco Subordinate Voting Shares) to be issued pursuant to the Arrangement, including, for the avoidance of doubt, Company Subordinate Voting Shares issued pursuant to Sections 3.1(h)(i) and 3.1(h)(iii), all Purchaser Shares issued pursuant to Sections 3.1(h)(v) and 3.1(h)(vii)(F), Replacement Options, Replacement RSUs and Replacement Compensation Options.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement, with such amendments or variations as the Court may direct in the Interim Order with the consent of the Company and the Purchaser, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver, British Columbia or New York, New York, as the context requires.

“Call Option Grant Date” means the date on which a Person grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(b) or Section 3.1(d).

“Call Option Grantor ” means a Person who grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(b) or Section 3.1(d).

“Common Membership Units” means the common membership units in the capital of High Street outstanding from time to time, other than common membership units held by Acreage Holdings America, Inc. and USCo2.

“Company” means Acreage Holdings, Inc., a corporation organized under the BCBCA and treated as a “domestic corporation” for U.S. federal income tax purposes.

“Company Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Company Canadian Shareholder” means a Person (other than the Purchaser or an affiliate of the Purchaser) who is a Company Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal (or in such other document or form, or in such other manner, as may be specified in the Company Circular) that the Company Shareholder is (i) resident in Canada for purposes of the Tax Act, or (ii) a “Canadian partnership” as defined in the Tax Act.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Equity Incentive Plan” means the Company’s omnibus equity plan, last approved by Company Shareholders on November 6, 2018 and as proposed to be amended at the Company’s May 7, 2019 shareholders’ meeting.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the

Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Multiple Voting Shares” means the shares in the capital of the Company designated as Class C multiple voting shares, each exchangeable for one Company Subordinate Voting Share and each entitling the holder thereof to 3,000 votes per share at shareholder meetings of the Company, and for greater certainty includes such Multiple Voting Shares following the alteration of the rights and restrictions of the existing Company Multiple Voting Shares pursuant to Section 3.1(e).

“Company Non-Canadian Shareholder” means a Company Shareholder (other than the Purchaser or an affiliate of the Purchaser) who is not a Company Canadian Shareholder.

“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, determined immediately before the Acquisition Effective Time, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Option, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

“Company Optionholder” means a holder of Company Options.

“Company Options” means the options to purchase Company Subordinate Voting Shares issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company Proportionate Voting Shares” means the shares in the capital of the Company designated as Class B proportionate voting shares, each exchangeable for 40 Company Subordinate Voting Shares and each entitling the holder thereof to 40 votes per share at shareholder meetings of the Company, and for greater certainty includes such Proportionate Voting Shares following the alteration of the rights and restrictions of the existing Company Proportionate Voting Shares pursuant to Section 3.1(e).

“Company RSUs” means the restricted share units of the Company issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSU In-The-Money Amount” in respect of a Company RSU means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on conversion of the Company RSUs, determined immediately before the Acquisition Effective Time, exceeds the aggregate acquisition price to acquire such Company Subordinate Voting Shares at that time.

“Company Securities” means, collectively, Company Shares, Company Options, Company RSUs and Company Compensation Options.

“Company Share” means a share in the capital of the Company, and includes the Company Subordinate Voting Shares, the Company Proportionate Voting Shares and the Company Multiple Voting Shares.

“Company Shareholder” means a registered or beneficial holder of one or more Company Shares, as the context requires.

“Company Subordinate Voting Shares” means the shares in the capital of the Company designated as Class A subordinate voting shares, each entitling the holder thereof to one vote per share at shareholder meetings of the Company, and for greater certainty includes such Subordinate Voting Shares following the alteration of the rights and restrictions of the existing Company Subordinate Voting Shares pursuant to Section 3.1(e).

“Company Compensation Option Holder” means a holder of one or more Company Compensation Options.

“Company Compensation Option In-The-Money Amount” in respect of a Company Compensation Option means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Compensation Option, determined immediately before the Acquisition Effective Time, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

“Company Compensation Options” means the compensation options to purchase Company Subordinate Voting Shares, and the warrants entitling the holders thereof to acquire Company Shares, which are outstanding as of the Acquisition Effective Time.

“Consideration Shares” means Purchaser Shares to be received by Company Shareholders (other than the Purchaser and its affiliates) pursuant to Sections 3.1(h)(v) or 3.1(h)(vii).

“Court” means the Supreme Court of British Columbia.

“CSE” means Canadian Securities Exchange.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Company Shareholder” means a registered holder of Company Shares who has properly exercised its Dissent Rights in respect of the Arrangement Resolution in accordance with Section 4.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares.

“Dissenting Shares” means the Company Shares held by Dissenting Company Shareholders in respect of which such Dissenting Company Shareholders have given Notice of Dissent.

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Effective Time Company Shareholder” means a Person who is a Company Shareholder (other than an Excluded Company Shareholder) immediately prior to the Effective Time.

“Effective Time High Street Holder” means a Person who is a High Street Holder immediately prior to the Effective Time.

“Effective Time USCo2 Class B Holder” means a Person who is a USCo2 Class B Holder immediately prior to the Effective Time.

“Eligible Company Canadian Shareholder” means a Company Canadian Shareholder who is not a Tax Exempt Person.

“Exchange Ratio” means 0.5818 of a Purchaser Share to be issued by the Purchaser for each one Company Subordinate Voting Share exchanged pursuant to the Arrangement, provided that, if the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time is greater than 188,235,587 Company Subordinate Voting Shares on a Fully Diluted Basis, and the Purchaser has not provided written approval for the issuance of such additional Company Securities, the Exchange Ratio shall be the fraction, calculated to six decimal places, determined by the formula A x B/C, where:

“A”       equals 0.5818,

“B”       equals the current number of Company Subordinate Voting Shares on a Fully-Diluted Basis as increased for the issuance of Company Securities in accordance with the Purchaser Approved Share Threshold, and

“C”       equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time,

in each case subject to adjustment in accordance with Section 2.14 of the Arrangement Agreement; provided that in the event of a Payout, the Exchange Ratio shall be decreased and the two references to 0.5818 above shall instead refer to the number determined by the formula (D – E) / (F x G), where:

“D”       equal 0.5818 x F x G

“E”       equals the Payout, and

“F”       equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time

“G”       the Fair Market Value of the Purchaser Shares immediately prior to the Acquisition Effective Time,

“Excluded Company Shareholder” means the Purchaser, any affiliate of the Purchaser and any Dissenting Company Shareholder.

“Fair Market Value” means the volume weighted average trading price of the Company Subordinate Voting Shares on the CSE (or other recognized stock exchange on which the Company Subordinate Voting Shares are primarily traded) for the five trading day period immediately prior to the Acquisition Date.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Fully-Diluted Basis” means the aggregate number of Company Subordinate Voting Shares assuming the conversion, exercise or exchange, as applicable, of the Company Proportionate Voting Shares, the Company Multiple Voting Shares and any warrants, options or other securities, including the Common Membership Units and USCo2 Class B Shares, convertible into or exercisable or exchangeable for Company Subordinate Voting Shares (assuming the conversion of any underlying Company Proportionate Voting Shares or Company Multiple Voting Shares).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“High Street” means High Street Capital Partners, LLC.

“High Street Holders” means the holders of Common Membership Units and vested Class C-1 Membership Units as defined in the Third Amended and Restated Limited Liability Company Agreement of High Street.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention of the Parties to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Arrangement Issued Securities issued pursuant to the

Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Interim Period” means the period commencing on the date of the Arrangement Agreement and ending immediately prior to the Acquisition Effective Time.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, official guidance, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal to be sent by the Depositary to Company Shareholders following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or Triggering Event Notice, as the case may be.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Mergeco” has the meaning specified in Section 3.1(h)(vii).

“Mergeco Subordinate Voting Shares” means the Subordinate Voting Shares in the capital of Mergeco.

“Merger” has the meaning specified in Section 3.1(h)(vii).

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4.

“Option Premium” means an amount, in US$, calculated to six decimal places, determined when (a) the Aggregate Option Premium, is divided by (b) the sum of (i) the number of Company Subordinate Voting Shares outstanding immediately prior to the Effective Time (excluding any such shares held by any Excluded Company Shareholder), (ii) the number of Company Proportionate Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), multiplied by 40; (iii) the number of Company Multiple Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), (iv) the number of Company Subordinate Voting Shares which the Effective Time High Street Holders are entitled to receive upon exchange of their Common Membership Units, and (v) the number of Company Subordinate Voting Shares which the Effective Time USCo2 Class B Holders are entitled to receive upon exchange of their USCo2 Class B Shares.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as the Company may appoint to act as payment agent with the approval of the Purchaser, acting reasonably, for the purpose of, among other things, paying the Option Premium to the Company Shareholders in connection with the Arrangement.

“Payout” means any amount paid by the Company or any of its Subsidiaries over US$20,000,000 in order to either (i) settle; (ii) satisfy a judgement; or (iii) acquire the disputed minority non-controlling interest; in connection with the claim set forth in Section (r)(4) of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Per Share Consideration” means (i) the Purchaser Share Consideration, or (ii) following a Purchaser Change of Control, the Purchaser Share Consideration or such Alternate Consideration that holders of Company Shares are entitled to receive in accordance with Section 2.15 of the Arrangement Agreement.

“Per Share Option Premium” means:

(a)	for each Company Subordinate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(b), the Option Premium;

(b)	for each Company Proportionate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(b), the Option Premium multiplied by 40;

(c)	for each Company Multiple Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(b), the Option Premium;

(d)	for each Company Subordinate Voting Share which may be obtained upon exchange of Common Membership Units by Effective Time High Street Holders, the Option Premium; and

(e)	for each Company Subordinate Voting Share which may be obtained upon exchange of USCo2 Class B Shares by Effective Time USCo2 Class B holders, the Option Premium.

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Canopy Growth Corporation, a corporation organized under the laws of Canada.

“Purchaser Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Purchaser Call Option” means the options granted by each Call Option Grantor to the Purchaser pursuant to Section 3.1(b) and Section 3.1(d) to acquire all of such Call Option Grantor’s Company Shares; all on the terms and conditions set forth on Exhibit B.

“Purchaser Call Option Exercise Notice” means a notice in writing, substantially in the form attached hereto as Exhibit C, delivered by the Purchaser to the Depositary (with a copy to the Company) stating that the Purchaser is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares, and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Purchaser Call Option Exercise Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions.

“Purchaser Call Option Expiry Date” means the date that is 90 months following the Effective Date.

“Purchaser Call Option Share” means a Company Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(b) or Section 3.1(d).

“Purchaser Equity Incentive Plan” means the Amended and Restated Omnibus Incentive Plan of the Purchaser as approved by shareholders of the Purchaser on July 30, 2018, as the same may be amended, supplemented or restated in accordance therewith, prior to the Acquisition Effective Time.

“Purchaser Share Consideration ” means that number of Purchaser Shares issuable per Company Subordinate Voting Share in accordance with Sections 3.1(h)(v) and 3.1(h)(vii)(F) and based on the Exchange Ratio in effect immediately prior to the Acquisition Effective Time.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Subco” means a wholly-owned direct subsidiary of the Purchaser to be incorporated under the BCBCA for the purposes of completing the Merger.

“Purchaser Subco Shares” means the common shares in the capital of Purchaser Subco.

“PVS Conversion Ratio” means 40:1, as such conversion ratio may be adjusted from time to time in accordance with the rights and restrictions attached to the Company Proportionate Voting Shares.

“PVS Exchange Ratio” means the product obtained when the number of Company Subordinate Voting Shares issuable under the PVS Conversion Ratio is multiplied by the Exchange Ratio.

“Registrar” means the person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in exchange for Company Options on the basis set forth in Section 3.1(h)(viii).

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, determined immediately after the exchange in Section 3.1(h)(viii), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement RSU” means a restricted share unit to acquire Purchaser Shares granted by the Purchaser in exchange for the Company RSUs on the basis set forth in Section 3.1(h)(x).

“Replacement RSU In-The-Money Amount” means, in respect of a Replacement RSU, the amount, if any, determined immediately after the exchange in Section 3.1(h)(x), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on conversion of the Replacement RSU exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement Compensation Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Company Compensation Options on the basis set forth in Section 3.1(h)(ix).

“Replacement Compensation Option In-The-Money Amount” means, in respect of a Replacement Compensation Option, the amount, if any, determined immediately after the exchange in Section 3.1(h)(ix), by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Compensation Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Triggering Event Date” means the date federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana (as defined in 21 U.S.C 802) or to remove the regulation of such activities from the federal laws of the United States.

“Triggering Event Notice” means a notice in writing, substantially in the form attached hereto as Exhibit D, stating that the Triggering Event Date has occurred and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Triggering Event Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver of the Acquisition Closing Conditions.

“TSX” means the Toronto Stock Exchange.

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“US$” means the lawful currency of the United States.

“USCo2” means Acreage Holdings WC Inc., a subsidiary of the Company.

“USCo2 Class B Holders” means the holders of USCo2 Class B Shares.

“USCo2 Class B Shares ” means Class B non-voting common shares in the capital of USCo2 outstanding as of the date of the Arrangement Agreement.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations ” means the regulations promulgated under the U.S. Tax Code by the United States Department of the Treasury.

1.2      Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario, unless otherwise indicated.

ARTICLE 2

ARRANGEMENT AGREEMENT AND BINDING EFFECT

2.1      Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the transactions and events comprising the Arrangement, which shall occur in the order set forth herein.

2.2      Binding Effect.

As of and from the Effective Time, this Plan of Arrangement will be binding on: (i) the Company, (ii) the Purchaser, (iii) Purchaser Subco, (iv) the Depositary, (v) all registered and beneficial Company Shareholders (including Dissenting Company Shareholders and including, for the avoidance of doubt, Persons who acquire Company Shares after the Effective Time), (vi) all High Street Holders and USCo2 Class B Holders, and (vii) all holders of Company Options, Company RSUs and Company Compensation Options (including, for the avoidance of doubt, Persons who acquire Company Options, Company RSUs or Company Compensation Options after the Effective Time), in each case without any further act or formality required on the part of any Person.

2.3      Effective Time of Arrangement.

The exchanges, issuances and cancellations provided for in Section 3.1 shall be deemed to occur at the time and in the order specified in Section 3.1, notwithstanding that certain of the procedures related thereto are not completed until after such time.

2.4      No Impairment.

No rights of creditors against the property and interests of the Company will be impaired by the Arrangement.

ARTICLE 3

THE ARRANGEMENT

3.1      Arrangement.

Commencing at the Effective Time, each of the transactions or events set out below shall occur and shall be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person, and in each case, unless otherwise specifically provided in this Section 3.1, effective as at two-minute intervals starting at the Effective Time:

(a)	each Company Share held by a Dissenting Company Shareholder shall be, and shall be deemed to be, transferred to the Purchaser by the holder thereof, free and clear of all Liens, and thereupon each Dissenting Company Shareholder shall cease to have any rights as a holder of such Company Shares other than a claim against the Purchaser in an amount determined and payable in accordance with Article 4 and the name of such Dissenting Company Shareholder shall be removed from the central securities register for the Company Shares;

(b)

each Effective Time Company Shareholder shall grant, and shall be deemed to have granted, to the Purchaser a Purchaser Call Option in respect of (i) each Company Share held by such Effective Time Company Shareholder at the Effective Time, (ii) all Company Shares into which any Company Share referred to in (i) of this Section 3.1(b) may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s notice of articles and articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(b) may be exchanged pursuant to Section 3.1(h)(i) or Section 3.1(h)(iii);

(c)

in consideration for the grant of the Purchaser Call Options by the Effective Time Company Shareholders to the Purchaser pursuant to Section 3.1(b), the Purchaser shall, concurrently with the grant of such Purchaser Call Options, pay to each Effective Time Company Shareholder the Per Share Option Premium in respect of each Company Share held by such Effective Time Company Shareholder at the Effective Time;

(d)

each Person (other than the Purchaser or any affiliate of the Purchaser) who, at any time after the Effective Time and prior to the earlier of the Acquisition Effective Time and the Acquisition Closing Outside Date, acquires a Company Share from the Company (other than a Company Share in respect of which the Person has already granted to the Purchaser a Purchaser Call Option pursuant to Section 3.1(b)) or from any other Person, shall, concurrently with the acquisition of such Company Share, grant and shall be deemed to have granted to the Purchaser a Purchaser Call Option in respect of (i) such Company Share, (ii) all Company Shares into which such Company Share may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s Notice of Articles and Articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(d) may be exchanged pursuant to Section 3.1(h)(i) or Section 3.1(h)(iii); provided, that the Purchaser shall not be required to pay, nor shall such Person be entitled to receive from the Purchaser or from any Effective Time Company Shareholder, any payment on account of, as compensation for, or in relation to, the Option Premium in respect of any Purchaser Call Option granted pursuant to this Section 3.1(d);

(e)	the Notice of Articles and Articles of the Company, as applicable, shall be altered to:

(i)	alter the rights and restrictions of the existing classes of Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares and

to provide for the special rights and restrictions attaching to the Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares, respectively, set out in the attached Exhibit A, which special rights and restrictions shall specifically refer to and include the Purchaser Call Option granted pursuant to this Plan of Arrangement; and

(ii)

in connection with the foregoing, Articles 26, 27 and 28 of the existing articles of the Company shall be deleted in their entirety and replaced with Articles 26, 27 and 28 as set out in the attached Exhibit A;

(f)

upon the Triggering Event Date prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, exercise, and shall be deemed to have exercised, effective at the end of the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares;

(g)

upon the exercise or deemed exercise of the Purchaser Call Option by the Purchaser prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, acquire from each Call Option Grantor, and each Call Option Grantor shall be required to transfer to the Purchaser, all of the Purchaser Call Option Shares that are held by such Call Option Grantor on the Acquisition Date immediately following the exchange referred to in Section 3.1(h)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(h)(i)), which acquisition and transfer shall occur on the Acquisition Date in accordance with Section 3.1(h)(v) or Section 3.1(h)(vii)(F), as applicable;

(h)

on the Acquisition Date, each of the transactions or events set out below in this Section 3.1(h) shall occur, and shall be deemed to occur, in the following sequence, in each case without any further authorization, act or formality on the part of any Person, effective as at two minute intervals starting at the Acquisition Effective Time:

(i)

each Company Proportionate Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for that number of Company Subordinate Voting Shares equal to the PVS Conversion Ratio in effect immediately prior to the Acquisition Effective Time, and upon such exchange:

(A)

each such exchanged Company Proportionate Voting Share shall be cancelled, and the holders of such exchanged Company Proportionate Voting Shares shall be removed from the Company’s securities register for the Company Proportionate Voting Shares; and

(B)

each holder of such exchanged Company Proportionate Voting Shares shall be entered in the Company’s securities register for the Company Subordinate Voting Shares in respect of the Company Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(h)(i);

(ii)

concurrently with the exchange of Company Proportionate Voting Shares pursuant to Section 3.1(h)(i), the capital of the Company Proportionate Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(h)(i), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Proportionate Voting Shares immediately prior to the Acquisition Effective Time;

(iii)	each Company Multiple Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for one Company Subordinate Voting Share, and upon such exchange:

(A)

each such exchanged Company Multiple Voting Share shall be cancelled, and the holders of such exchanged Company Multiple Voting Shares shall be removed from the Company’s central securities register for the Company Multiple Voting Shares; and

(B)

each holder of such exchanged Company Multiple Voting Shares shall be entered in the Company’s securities register for the Company Subordinate Voting Shares in respect of the Company Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(h)(iii);

(iv)

concurrently with the exchange of Company Multiple Voting Shares pursuant to Section 3.1(h)(iii), the capital of the Company Multiple Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(h)(iii), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Multiple Voting Shares immediately prior to the Acquisition Effective Time;

(v)

in accordance with the terms of the Purchaser Call Option, each Company Subordinate Voting Share held by a Company Canadian Shareholder immediately following the exchange in Section 3.1(h)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(h)(i)) shall be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and upon such transfer:

(A)	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s securities register for the Company Subordinate Voting Shares;

(B)	the Purchaser shall be entered in the Company’s central securities register for the Company Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(C)

each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1(h)(v), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(vi)

each Eligible Company Canadian Shareholder shall be entitled to make a tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). The Purchaser shall make available on the Purchaser’s website tax election forms required under the Tax Act within 60 days of the Acquisition Date. Any Eligible Company Canadian Shareholder who wants to make such election and otherwise qualifies to make such election may do so by providing to the Purchaser two signed copies of the necessary election forms within 120 days following the Acquisition Date, duly completed with the details of the number of Company Subordinate Voting Shares transferred and the applicable agreed amount or amounts for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial or territorial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Company Canadian Shareholder by ordinary mail within 30 days after the receipt thereof by the Purchaser for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). The Purchaser will not be responsible for the proper completion of any election form and, except for the obligation of the Purchaser to so sign and return duly completed election forms which are received by the Purchaser within 120 days following the Acquisition Date. The Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Company Canadian Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by it more than 120 days following the Acquisition Date, but the Purchaser will have no obligation to do so;

(vii)

Purchaser Subco shall merge with and into the Company (the “Merger”) and be one corporate entity with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the legal existence of the Company shall not cease and the Company shall survive the Merger (the Company, as such surviving entity (“Mergeco”), notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number to Mergeco. The Merger, together with the transactions described in this Section 3.1(h)(i) through (h)(x) is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Tax Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(9) of the Tax Act, and upon the Merger becoming effective:

(A)	without limiting the generality of the foregoing, the Company shall survive the Merger as Mergeco;

(B)

the properties, rights and interests and obligations of the Company shall continue to be the properties, rights and interests and obligations of Mergeco, and the Merger shall not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of the Company to Mergeco;

(C)

the separate legal existence of Purchaser Subco shall cease without Purchaser Subco being liquidated or wound up, and the property, rights and interests and obligations of Purchaser Subco shall become the property, rights and interests and obligations of Mergeco;

(D)	Mergeco shall continue to be liable for the obligations of each of the Company and Purchaser Subco;

(E)	the Notice of Articles and Articles of Mergeco shall be the same as the Notice of Articles and Articles of the Company, as altered in accordance with Section 3.1(e);

(F)

each Company Subordinate Voting Share held by a Company Non-Canadian Shareholder immediately following the exchange in Section 3.1(h)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(h)(i)) shall, in accordance with the Purchaser Call Option, be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and each such former holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Subordinate Voting Shares in accordance with this Section 3.1(h)(vii)(F), and upon such transfer:

(I).	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s central securities register for the Company Subordinate Voting Shares;

(II).	the Purchaser shall be entered in Mergeco’s central securities register for the Mergeco Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(III).

each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1(h)(vii)(F), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(G)

each Purchaser Subco Share outstanding immediately prior to the Merger shall be exchanged for Mergeco Subordinate Voting Shares on the basis of one Mergeco Subordinate Voting Share for each Purchaser Subco Share;

(H)

in consideration for the Purchaser issuing Consideration Shares to the Company Non-Canadian Shareholders in accordance with Section 3.1(h)(vii)(F), Mergeco shall issue to the Purchaser one Mergeco Subordinate Voting Share for each Purchaser Share issued by the Purchaser to the Company Non-Canadian Shareholders pursuant to Section 3.1(h)(vii)(F);

(I)	the board of directors of Mergeco shall be comprised of a minimum of one and a maximum of 10 directors; and

(j)

the amount added to the capital of the Purchaser Shares in respect of the Consideration Shares issued to Company Non-Canadian Shareholders pursuant to Section 3.1(h)(vii)(F) shall be equal to the product obtained when (I) the paid-up capital (within the meaning of the Tax Act) of the Company Subordinate Voting Shares immediately following the exchanges in Section 3.1(h)(i) and Section 3.1(h)(iii), is multiplied by (II) a fraction, the numerator of which is the number of Company Subordinate Voting Shares transferred pursuant to Section 3.1(h)(vii)(F), and the denominator of which is the number of Company Subordinate Voting Shares outstanding immediately following the exchanges in Section 3.1(h)(i) and Section 3.1(h)(iii);

(viii)

each Company Option shall be exchanged for a Replacement Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Options shall provide for an exercise price per Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Except as provided herein, all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Purchaser Equity Incentive Plan, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Option. It is intended that subsection 7(1.4) of Tax Act and Sections 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations, as applicable, apply to such exchange of Company Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Company Option In-The-Money Amount of the Company Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange and so on a share-by-share basis, the ratio of the exercise price to the fair market value of the Company Options being exchanged shall not be less favourable to the optionee than the ratio of the exercise price to the fair market value of the Replacement Options immediately following the exchange;

(ix)

each Company Compensation Option shall be exchanged for a Replacement Compensation Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Compensation Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Compensation Option shall provide for an exercise price per Replacement Compensation Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Compensation Option shall thereafter evidence and be deemed to evidence such Replacement Compensation Option. Except as provided herein, all terms and conditions of a Replacement Compensation Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Compensation Option for which it was exchanged, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Compensation Option; and

(x)

each Company RSU shall be exchanged for a Replacement RSU to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon vesting of such Company RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular conversion of a Replacement RSU, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement RSU shall provide for a conversion price per Replacement RSU (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the conversion price per Company Subordinate Voting Share that would otherwise be applicable pursuant to the Company RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company RSU shall thereafter evidence and be deemed to evidence such Replacement RSU. Except as provided herein, all terms and conditions of a Replacement RSU, including the term to expiry, conditions to and manner of exercising, will be the same as the Company RSU for which it was exchanged, and the exchange shall not provide any holder with any additional benefits as compared to those under his or her original Company RSU.

3.2        Letter of Transmittal.

The Company shall cause the Depositary to send a Letter of Transmittal to each Company Shareholder within 15 Business Days following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be.

3.3        U.S. Tax Treatment.

The Company and Purchaser intend that for U.S. federal income Tax purposes (and applicable state and local Tax purposes) (i) the Option Premium paid by the Purchaser to an Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder will not be includible in income of such Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder until the earlier of: (A) (i) the sale or disposition of such Effective Time Company Shareholder’s Company Shares to any person other than the Purchaser, (ii) the sale or disposition of such Effective Time High Street Holder’s Common Membership Units to any person other than the Purchaser; (iii) the sale or disposition of such Effective Time USCo2 Class B Shareholder Shares to any person other than the Purchaser, (B) (i) the acquisition of such Effective Time Company Shareholder’s Company Shares, (ii) the acquisition of such Effective Time High Street Holder’s Common Membership Units; (iii) the acquisition of such Effective Time USCo2 Class B Holder’s USCo2 Class B Shares; or (C) the lapse or termination of the Purchaser Call Option, and (ii) the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(E) of the U.S. Tax Code. Subject to applicable Law, upon the occurrence of such transaction, the Purchaser and the Company will file all Tax Returns pursuant to the Purchaser Call Option in a manner consistent with such intent.

3.4        Canadian Tax Treatment.

The Company and the Purchaser intend that for Canadian federal income Tax purposes (and applicable provincial Tax purposes) the Merger will qualify as an amalgamation as defined in subsection 87(9) of the Tax Act.

3.5        No Fractional Purchaser Shares.

No fractional Purchaser Shares will be issued to any Person in connection with this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, then the aggregate number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and no compensation shall be payable to such Company Shareholder in lieu of any such fractional Purchaser Share.

ARTICLE 4

RIGHTS OF DISSENT

4.1        Rights of Dissent.

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Company Meeting. Company Shareholders who validly exercise such rights of dissent and who:

(a)

are ultimately determined to be entitled to be paid fair value by the Purchaser, for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably transferred such Dissenting Shares to the Purchaser pursuant to Section 3.1(a) in consideration of such fair value, and in no case will the Company or the Purchaser or any other Person be required to recognize such holders as holders of Company Shares after the Effective Time, and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Company Shareholder has exercised Dissent Rights and the securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as at and from the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights.

In addition to any other restrictions set forth in the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) Company Optionholders (with respect to any Company Options); (ii) Company RSU Holders (with respect to any Company RSUs); (iii) Company Compensation Option Holders (with respect to any Company Compensation Options); and (iv) Company Shareholders who vote in favour of, or who have instructed a proxyholder to vote in favour of, the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1        Payment and Delivery of Consideration.

(a)

Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver, or cause to be delivered, to the Payment Agent, by wire transfer in immediately available funds, an amount sufficient to pay the

Aggregate Option Premium payable by the Purchaser to: (i) the Effective Time Company Shareholders in accordance with Section 3.1(c); and (ii) the Effective Time High Street Holders and Effective Time USCo2 Class B Shareholders in accordance with the terms of the Arrangement Agreement.

(b)

Following receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be, and prior to the Acquisition Date, the Purchaser shall deliver, or cause to be delivered, to the Depositary a sufficient number of Purchaser Shares (or, to the extent applicable, any Alternate Consideration) to satisfy the Purchaser’s obligation to issue Consideration Shares (or, to the extent applicable, any Alternate Consideration) to Company Shareholders in accordance with Sections 3.1(h)(v) and 3.1(h)(vii)(F).

(c)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Acquisition Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder(s), a certificate representing the Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) which such holder is entitled to receive, which Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal; or (B) made available for pick up at the office of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and any certificate representing Company Shares so surrendered shall forthwith thereafter be cancelled.

(d)

Until surrendered as contemplated by Section 5.1(c), each certificate that immediately prior to the Acquisition Effective Time represented Company Shares shall be deemed after the Acquisition Effective Time to represent only the right to receive upon such surrender the Consideration Shares (or, to the extent applicable, any Alternate Consideration) in lieu of such certificate as contemplated in Section 5.1(c), less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Acquisition Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, all Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)	No dividends or other distributions declared or made after the Acquisition Date with respect to Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) with a record date on or after the Acquisition Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Company Shares which, immediately prior to the Acquisition Date, represented outstanding Company Subordinate Voting Shares (or Company Shares that were exchanged for Company Subordinate Voting Shares), until the surrender of such certificates to the Depositary. Subject to applicable Law and to Section 5.3, at the time of such surrender, there shall, in addition to the delivery of the Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Acquisition Effective Time theretofore paid with respect to such Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration).

(f)

No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares in connection with the transactions or events contemplated by this Plan of Arrangement other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement.

5.2        Lost Certificates.

In the event any certificate which immediately prior to the Acquisition Effective Time represented one or more outstanding Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares (or, to the extent applicable, any Alternate Consideration) that such Shareholder has the right to receive in accordance with the Acquisition and such Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration Shares (or, to the extent applicable, any Alternate Consideration) are to be delivered shall as a condition precedent to the delivery of such Consideration Shares (or, to the extent applicable, any Alternate Consideration), give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3        Withholding Rights.

(a)

The Purchaser, the Company, the Payment Agent or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement and the Acquisition (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as the Purchaser, the Company, the Payment Agent or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

(b)

Not later than 10 Business Days prior to the Acquisition Date, the Purchaser shall give written notice to the Company of any deduction or withholding set forth in Section 5.3(a) that the Purchaser intends to make or that it anticipates the Payment Agent or Depositary making and afford the Company a reasonable opportunity to dispute any such deduction or withholding.

(c)

Each of the Company, the Purchaser, the Payment Agent and the Depositary is hereby authorized to sell or otherwise dispose of such portion of any Purchaser Shares payable to any Company Shareholder pursuant to this Plan of Arrangement as is necessary to provide sufficient funds to the Company, the Purchaser, the Payment Agent or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Purchaser, the Payment Agent or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.4        No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement, including the surrender of Company Shares by Dissenting Company Shareholders, shall be free and clear of any Liens or other claims of third parties of any kind.

5.5        Paramountcy.

From and after the Effective Time this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs and Company Compensation Options issued or outstanding at or following the Effective Time.

ARTICLE 6

AMENDMENTS

6.1        Amendments to Plan of Arrangement.

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting and the Purchaser Meeting (provided that the Purchaser or the Company, subject to the Arrangement Agreement, have each consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting and the Purchaser Meeting, respectively (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date and prior to the Acquisition Date by the Purchaser and the Company, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Company Shareholder, High Street Holder or USCo2 Class B Shareholder.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

EXHIBIT A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHING TO THE COMPANY SHARES

SUBORDINATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class A subordinate voting shares (“Subordinate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

26.1        Voting

The holders of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2        Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

26.3        Purchaser Call Option

Each issued and outstanding Subordinate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Subordinate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)

“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)

“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares.

26.4        Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Subordinate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 40; and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

26.5        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by 40; and (ii) the amount of such distribution per Multiple Voting Share.

26.6        Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

PROPORTIONATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class B proportionate voting shares (“Proportionate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

27.1        Voting

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.3 and 27.4, each Proportionate Voting Share shall entitle the holder to 40 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 40 and rounding the product down to the nearest whole number, at each such meeting.

27.2        Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

27.3        Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares and Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one vote and each fraction of a Proportional Voting Share and Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

27.4        Purchaser Call Option

Each issued and outstanding Proportionate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Proportionate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)

“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)

“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Proportionate Voting Shares.

27.5        Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Proportionate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the PVS Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 40; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by 40.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

27.6        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by 40; and (ii) the amount of such distribution per Multiple Voting Share multiplied by 40; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.7        Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.8        Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.8, holders of Proportionate Voting Shares and Multiple Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)

Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by 40. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

(b)

Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one. Fractions of Multiple Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

(c)

Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(d)

Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares pursuant to this Article 27.8 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares or Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed 40% (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed 50%, and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e)

Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares or Multiple Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares or Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares or Multiple Voting Shares, the Company will provide each holder of Proportionate Voting Shares or Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be prorated among each holder of Proportionate Voting Shares or Multiple Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 27.8(d) and (e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f)	Disputes.

(i)

Any holder of Proportionate Voting Shares or Multiple Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares or Multiple Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within five business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within five business days of such response, then the Company and the holder shall, within one business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than five business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)

In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares or Multiple Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.8(f)(i).

(g)

Mechanics of Conversion. Before any holder of Proportionate Voting Shares or Multiple Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares or Multiple Voting Shares into Subordinate Voting Shares in accordance with Articles 27.8(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares or Multiple Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares or Multiple Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

27.9        Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 27, the Company shall require, in accordance with the Plan of Arrangement, each holder of Proportionate Voting Shares to convert all, and not less than all, of the Proportionate Voting Shares on the Acquisition Date. Each Proportionate Voting Share shall be converted into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares by 40. Fractions of Proportionate Voting Shares shall be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

MULTIPLE VOTING SHARES

The Company will be authorized to issue 168,000 Class C multiple voting shares (“Multiple Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

28.1        Voting

The holders of Multiple Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.4 and 28.5, each Multiple Voting Share shall entitle the holder to 3,000 votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 3,000 and rounding the product down to the nearest whole number, at each such meeting.

28.2        Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

28.3        Shares Superior to Multiple Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

28.4        Purchaser Call Option

Each issued and outstanding Multiple Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Multiple Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)

“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)

“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares.

28.5        Issuance

No additional Multiple Voting Shares are issuable following the date of the Arrangement Agreement.

28.6        Dividends

The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Multiple Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by 40.

Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.7        Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by 40; and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.8        Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.9        Transfer of Multiple Voting Shares

No Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of, other than: (i) in connection with the conversion of Multiple Voting Shares into Subordinate Voting Shares; (ii) to an immediate family member of the holder; or (iii) a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by the holder or immediate family members of the holder or which the holder or immediate family members of the holder are the sole beneficiaries thereof.

28.10      Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 28, the Company shall require, in accordance with the Plan of Arrangement, each holder of Multiple Voting Shares to convert all, and not less than all, of the Multiple Voting Shares on the Acquisition Date. Each Multiple Voting Share shall be converted into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by one. Fractions of Multiple Voting Shares shall be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

APPENDIX A

(TO RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHING TO THE COMPANY SHARES)

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Appendix A shall have the meaning ascribed thereto in the Plan of Arrangement (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(b) or Section 3.1(d) of the Plan of Arrangement, as applicable, and subject to the terms and conditions of the Plan of Arrangement, including Exhibit B thereto and this Appendix A, the Call Option Grantor grants to the Purchaser, on the Call Option Grant Date, an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(h)(i) and Section 3.1(h)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in the Plan of Arrangement, including Exhibit B thereto and this Exhibit A.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(d) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(d) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1(h)(iii) of the Plan of Arrangement, in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

1)

Following the exchange referred to in Section 3.1(h)(iii) of the Plan of Arrangement, Company Canadian Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(h)(v) of the Plan of Arrangement; and

2)

Following the sale by Company Canadian Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(h)(v) of the Plan of Arrangement, Company Non-Canadian Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(h)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

EXHIBIT B

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Exhibit B shall have the meaning ascribed thereto in the Plan of Arrangement to which this Exhibit B is appended (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(b) or Section 3.1(d) of the Plan of Arrangement, as applicable, and subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement, the Call Option Grantor grants to the Purchaser, on the Call Option Grant Date, an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(h)(i) and Section 3.1(h)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(d) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(d) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1(h)(iii) of the Plan of Arrangement, in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

3)

Following the exchange referred to in Section 3.1(h)(iii) of the Plan of Arrangement, Company Canadian Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(h)(v) of the Plan of Arrangement; and

4)

Following the sale by Company Canadian Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(h)(v) of the Plan of Arrangement, Company Non-Canadian Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(h)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

EXHIBIT C

PURCHASE CALL OPTION EXERCISE NOTICE

CANOPY GROWTH CORPORATION

PURCHASER CALL OPTION EXERCISE NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)
AND TO:	Acreage Holdings, Inc. (the “Company”)

Reference is made to the arrangement agreement between Canopy Growth Corporation (the “Purchaser”) and the Company dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Purchaser hereby gives notice that it is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on ________________, 20__ (the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the _____ day of ____________________, 20__.

CANOPY GROWTH CORPORATION

Per:
Authorized Signatory I have authority to bind the Purchaser.

EXHIBIT D

TRIGGERING EVENT NOTICE

ACREAGE HOLDINGS, INC.

TRIGGERING EVENT NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)
AND TO:	Canopy Growth Corporation. (the “Purchaser”)

Reference is made to the arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Company hereby gives notice that the Triggering Event Date has occurred, and that the Purchaser is therefore deemed to have exercised its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on ________________, 20__ (the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the _____ day of ____________________, 20__.

ACREAGE HOLDINGS, INC.

Per:
Authorized Signatory I have authority to bind the Company.

B-20

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Acreage Holdings, Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated ●, 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (as it may be amended, the “Arrangement Agreement”) made as of April 18, 2019 between the Company and Canopy Growth Corporation) is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with its terms and the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix ● to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Director under the BCBCA in accordance with the Arrangement Agreement for filing.

7.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be

B-21

performed all such other acts and things as such Person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

C-1

SCHEDULE C

PURCHASER SHAREHOLDER RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1)

Canopy Growth Corporation (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding subordinate voting shares, assuming conversion of the issued and outstanding proportionate voting shares and multiple voting shares of Acreage Holdings, Inc. (“Acreage”) pursuant to a plan of arrangement (the “Arrangement”) in accordance with an arrangement agreement between the Company and Acreage (the “Arrangement Agreement”), as more particularly described in the management information circular of the Company (the “Company Circular”) (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Acreage and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement;

(2)

the Company is hereby authorized to issue up to such number of Common Shares to CBG Holdings LLC (“CBG”) and/or Greenstar Canada Investment Limited Partnership (“GCILP”) as is necessary to satisfy the top-up right held by CBG and GCILP pursuant to the terms of the second amended and restated investor rights agreement dated as of April 18, 2019 between CBG, GCILP and the Company, as more particularly described in the Company Circular;

(3)

the Company is hereby authorized to amend the terms of the 88,472,861 issued and outstanding Tranche A warrants and the 51,272,592 issued and outstanding Tranche B warrants of the Company held by CBG, collectively exercisable to acquire up to an aggregate of 139,745,453 Common Shares, in accordance with the terms and conditions of the certificates evidencing such warrants and pursuant to the terms and conditions of the consent agreement dated as of April 18, 2019 between CBG and the Company, as more particularly described in the Company Circular; and

(4)

notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company;

(5)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)	Fairness Opinions and Directors’ Approvals. As of the date hereof:

(i)

each of the Financial Advisor and the Independent Financial Advisor has delivered an oral opinion to the Company Special Committee and the Company Board to the effect that as of the date hereof, subject to the assumptions and limitations set out therein, the Consideration to be received under the Arrangement is fair from a financial point of view to the Company Shareholders other than the Purchaser and/or its affiliates;

(ii)

the Company has been authorized by each of the Financial Advisor and Independent Financial Advisor to permit inclusion of the Fairness Opinions and references thereto and summaries thereof in the Company Circular; and the Company Board has unanimously (A) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders, (B) resolved to recommend to the Company Shareholders that they vote in favour of the Arrangement Resolution and (C) approved: (i) the Arrangement pursuant to the Plan of Arrangement; and (ii) the execution and performance of this Agreement.

(b)

Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary. No proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of the Company or any of its Subsidiaries, and no board approvals have been given to commence any such proceedings.

(c)

Authority Relative to this Agreement. The Company has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement and (subject to obtaining the Required Company Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein) to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and, except for obtaining the Required Company Shareholder Approval, the approval of the CSE in respect of the Arrangement, the Interim Order and the Final Order in the manner contemplated herein and filing of the Arrangement Filings with the Registrar, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Company Circular and other matters relating thereto, the approval of the Company Board. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are within the discretion of a court.

(d)

No Violation. Other than as set forth in Section (d) of the Company Disclosure Letter, neither the authorization, execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by the Company with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	its Notice of Articles or Articles;

(ii)	any Authorization or Contract to which the Company is a party or to which it or any of its properties or assets are bound; or

(iii)

any Laws (assuming compliance with the matters referred to in Section (e) below), regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, with the exception of the Controlled Substances Act 21 USC 801 et seq., as it applies to marijuana;

except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate have a Company Material Adverse Effect.

(e)

Governmental Approvals. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filing of the Arrangement Filings with the Registrar; (iv) compliance with any applicable Securities Laws and stock exchange rules and regulations; (v) any approvals required by any United States Governmental Entity outlined in Section (e) of the Company Disclosure Letter; and (vi) any actions, filings or notifications the absence of which would not materially delay or prevent the completion of the Arrangement or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)	Capitalization.

(i)

The authorized share capital of the Company consists of an unlimited number of Company Subordinate Voting Shares, an unlimited number of Company Proportionate Voting Shares and an unlimited number of Company Multiple Voting Shares. As of the date hereof, there were issued and outstanding: (i) 46,073,518 Company Subordinate Voting Shares (ii) 865,585.4851 Company Proportionate Voting Shares; and (iii) 168,000 Company Multiple Voting Shares.

(ii)

As of the date hereof an aggregate of up to: (A) 4,902,200 Company Subordinate Voting Shares are issuable upon the exercise of Company Options; (B) 157,512 Company Subordinate Voting Shares are issuable upon the exercise of Company Compensation Options; (C) 1,926,600 Company Subordinate Voting Shares issuable upon the vesting of outstanding Company RSUs; (D) 2,100,604 Company Subordinate Voting Shares issuable upon the exercise of warrants issued by the Company; (E) 21,215,646 Company Subordinate Voting Shares have been reserved for issuance upon the redemption of exchange, as applicable of the Common Membership Units; (F) 5,990,000 Company Subordinate Voting Shares have been reserved for issuance upon the redemption of exchange, as applicable of the Profit Interests; (G) 1,410,585 Company Subordinate Voting Shares have been reserved for issuance upon the redemption of exchange, as applicable of the Class B Non-Voting Common Shares; and (H) 160,000 Company Subordinate Voting Shares issuable in connection with a definitive agreement entered into with Blue Tire Holdings, LLC (collectively, the “Company Reserved Shares”). The exercise and conversion prices, expiration dates and other material terms of which (including the vesting schedules) are set forth in Section (f)(i) of the Company Disclosure Letter. The Company has included in the Company Data Room a true and complete copy of the stock option and incentive plan governing the Company Options and Company RSUs and the form of certificates in respect of the Company Compensation Options.

(iii)

Other than as disclosed in Section (f)(iii) of the Company Disclosure Letter, except for the Company Options, Company Compensation Options, Company RSUs and Company Reserved Shares, and, with respect to Subsidiaries of the Company, as disclosed in the Company Disclosure Letter, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Company or any of its Subsidiaries is a party or by which any of the Company or its Subsidiaries may be bound, obligating or which may obligate the Company or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(iv)

All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the conversion or exercise, as applicable, of the Company Options, Company

Compensation Options, Company RSUs and Company Reserved Shares in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre- emptive rights. All securities of the Company have been issued in compliance with all applicable Laws and Securities Laws.

(v)

Apart from the outstanding Company Shares, there are no other securities of the Company or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Company Shares on any matter. There are no outstanding contractual or other obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries, other than with respect to the Class B Non-Voting Common Shares, the Common Membership Units and the Profit Interests. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries having the right to vote with the holders of the outstanding Company Shares on any matters.

(g)	Subsidiaries.

(i)

Section (g)(i) of the Company Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as disclosed in Section (g)(i) of the Company Disclosure Letter. All of the issued and outstanding shares and other ownership interests in the Subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests of any of the Subsidiaries of the Company. Other than as disclosed in Section (g)(i) of the Company Disclosure Letter, there are no Contracts, commitments, understandings or restrictions which require any Subsidiaries of the Company to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of equity interests listed on Section (g)(i) of the Company Disclosure Letter, the Company, directly or indirectly through any of its Subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(ii)

Neither the Company nor any of its Subsidiaries has any investments, active business or commercial operations outside of the United States, other than the Company’s registered office, which is located in Vancouver, British Columbia.

(iii)	Other than as disclosed in Section (g)(iii) of the Company Disclosure Letter, the Company and its Subsidiaries are not party to any intercompany guarantees, loans, advances and/or other arrangements.

(h)

Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in Ontario. The Company is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Company Subordinate Voting Shares are listed on, and the Company is in compliance in all material respects with the rules and policies of, the CSE. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or the CSE is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken. To the knowledge of the Company, no directors or officers of the Company or any of its Subsidiaries have received any objection from the securities regulatory authorities as to their serving in any capacities as directors or officers of any reporting issuer in a jurisdiction in Canada.

(i)	U.S. Securities Matters.

(i)	The Company is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)	The Company is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(iii)

Pursuant to the multijurisdictional disclosure system, the Company is subject to periodic reporting obligations, including the requirement to annually file certain of the Company’s Canadian disclosure documents under cover of Form 40-F and the furnishing of other material information made public in Canada under the cover of Form 6-K.

(j)

Company Filings. The Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the CSE, except where failure to do so would not have any Company Material Adverse Effect. The Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations), except where failure to do so would not have any Company Material Adverse Effect. Each of the Company Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any

Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential.

(k)

Financial Statements. The (i) audited consolidated financial statements for the years ended December 31, 2017 and 2016 and related MD&A of High Street filed as part of the Company’s filing statement (the “Filing Statement”) on SEDAR dated November 14, 2018; (ii) the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and 2017 and related MD&A of High Street filed as part of the Filing Statement; (iii) the audited financial statements as of December 31, 2017, December 31, 2016 and January 1, 2016 and for the years ended December 31, 2017 and 2016 and related MD&A of D&B Wellness, LLC filed as part of the Filing Statement; (iv) the unaudited interim financial statements as of June 30, 2018 and December 31, 2017 and for the three and six months ended June 30, 2018 and 2017 and related MD&A of D&B Wellness, LLC filed as part of the Filing Statement; (v) the audited financial statements for the years ended December 31, 2017 and 2016 and related MD&A of Prime Wellness of Connecticut, LLC filed as part of the Filing Statement; (vi) the unaudited interim financial statements as of June 30, 2018 and December 31, 2017 and for the three and six months ended June 30, 2018 and June 30, 2017 and related MD&A of Prime Wellness of Connecticut, LLC filed as part of the Filing Statement; (vi) the audited financial statements for the years ended December 31, 2017 and 2016 and related MD&A of The Wellness & Pain Management Connection, LLC filed as part of the Filing Statement; (viii) the unaudited interim financial statements for the three and six months ended June 30, 2018 and 2017 and related MD&A of The Wellness & Pain Management Connection, LLC filed as part of the Filing Statement; and (ix) the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017 and related MD&A of High Street (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the applicable entity for which such Company Financial Statements were prepared for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the Company Financial Statements, since January 1, 2018.

(l)

Internal Controls and Financial Reporting. The Company has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; and (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of the Company, as of the date of this Agreement:

(i)

there are no material weaknesses in, the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii)

there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since January 1, 2017 the Company has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(m)

Books and Records; Disclosure. The financial books, records and accounts of the Company and its Subsidiaries: (i) have been maintained in accordance with applicable Laws and IFRS and/or U.S. GAAP, as applicable, on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Company and its Subsidiaries; and (iii) accurately and fairly reflect the basis for the Company Financial Statements.

(n)

Independent Auditors. The Company’s current auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the current, or to the best knowledge of the Company any predecessor, auditors of the Company during the last three years.

(o)	Minute Books.

(i)

Since November 14, 2018, the corporate minute books of the Company contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

(ii)

The corporate minute books of the Company’s Subsidiaries contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

(p)

No Undisclosed Liabilities. The Company and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Company Financial Statements, which relate to the proposed Arrangement or incurred in the Ordinary Course and which are not material since the date of the most recent Company Financial Statements.

(q)	No Material Change. Since November 14, 2018, other than as disclosed in Section (q) of the Company Disclosure Letter or the Company Filings in the form of material change reports:

(i)	the Company and its Subsidiaries have conducted its business only in the Ordinary Course, excluding matters relating to the proposed Arrangement;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Company Material Adverse Effect;

(iii)	there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets;

(iv)

there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or its Subsidiaries of any Lien or any making by the Company or its Subsidiaries of any material loan, advance or capital contribution to or investment in any other Person, except as disclosed in the Company Financial Statements;

(v)	there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares;

(vi)	the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares;

(vii)

there has not been any material increase in or modification of the compensation payable to or to become payable by the Company or its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance, change in control or termination pay or any increase or modification of any Employee Plans of the Company (including the granting of Company Options) made to, for or with any of such directors, officers, employees or consultants; and

(viii)	the Company has not removed any auditor or director or terminated any senior officer.

(r)

Litigation. Except as disclosed in Section (r) of the Company Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Company, is threatened affecting the Company or its Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Company or its Subsidiaries, has or could reasonably be expected to result in liability to the Company or its Subsidiaries in excess of $250,000 or to injunctive relief against the Company that would materially impact its business. Except as disclosed in Section (r) of the Company Disclosure Letter, neither the Company, its Subsidiaries nor any their respective assets or properties is subject to any outstanding or threatened judgment, order, writ, injunction or decree material to the Company and its Subsidiaries on a consolidated basis.

(s)	Taxes.

(i)

The Company and each of its Subsidiaries has duly and timely filed (or timely requested and were granted extensions of) all income and other material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)

The Company and each of its Subsidiaries has duly and timely paid all income and other material Taxes, including all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Entity.

(iii)

The Company and each of its Subsidiaries has duly and timely collected all material Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Entity.

(iv)

Except as disclosed in Section (s)(iv) of the Company Disclosure Letter, to the knowledge of the Company, there are no proceedings, investigations, audits or claims now pending against the Company or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Company, has threatened to assert against the Company or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith which has not yet been paid.

(v)

Other than as disclosed in Section (s)(v) of the Company Disclosure Letter, all deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the Company Financial Statements, or are being contested and an adequate reserve therefor has been established and is fully reflected in the Company Financial Statements.

(vi)

Other than duly and timely filed requests for extensions of time to file current year Tax Returns, there are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(vii)	There are no Liens for Taxes upon any property or assets of the Company and its Subsidiaries, except Liens for current Taxes not yet due.

(viii)

Except as disclosed in Section (s)(viii) of the Company Disclosure Letter: (i) the Company or its Subsidiaries are not a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes the principal purpose of which is to allocate and share Taxes; and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) (a) under Section 1.1502-6 of the U.S. Treasury Regulations (or any similar provision of state, local or foreign applicable Law); (b) as a transferee or successor; or (c) by contract or indemnity (including under any Tax sharing agreement) or otherwise.

(ix)

The Company and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees, vendors, independent contractors, creditors, shareholders, or any other Person (including any non-resident Person), the amount of all material Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity.

(x)

All employees and independent contractors of the Company and its Subsidiaries have been properly classified as such for Tax purposes as well as for employee benefit purposes and, to the knowledge of the Company, there have been no audits, controversies or adverse determinations made by any Governmental Entity in respect of whether a service provider is a treated as an employee or as an independent contractor.

(xi)	The Company is a “taxable Canadian corporation” for the purposes of the Tax Act.

(xii)	The Company is treated as a domestic corporation for U.S. federal income tax purposes.

(xiii)

Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the U.S. Tax Code.

(xiv)

Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the U.S. Treasury Regulations or Section 237.3 of the Tax Act (or a similar provision of applicable Law).

(xv)

Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any (i) change in method of accounting (or an improper use of an accounting method) for a taxable period ending on or prior to the Effective Date; (ii) “closing agreement,” as described in Section 7121 of the U.S. Tax Code (or any corresponding provision of state, local or foreign income Tax law) entered into on or prior to the Effective Date; (iii) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Section 1502 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) made on or prior to the Effective Date; (iv) instalment sale or open transaction disposition made on or prior to the Effective Date; (v) prepaid amount received on or prior to the Effective Date; (vi) income inclusion pursuant to Section 951 of the U.S. Tax Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the U.S. Tax Code) on or before the Effective Date; or (vii) any instalment of the “net tax liability” described in Section 965(h)(1) of the U.S. Tax Code after December 31, 2017.

(xvi)

The value of the consideration paid or received by the Company and Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to any Person with which it was not dealing at arm’s length at the relevant time was the fair market value of such property acquired, provided or sold or services purchased or provided. Transactions between the Company, the Subsidiaries and any such non-resident person or partnership were priced in a manner so as not to give rise to any material adjustments pursuant to Section 247 of the Tax Act.

(xvii)

Neither the Company nor its Subsidiaries has received any requirement, demand or request from any Governmental Entity pursuant to Section 224 of the Tax Act or any similar provision of an applicable Law that remains unsatisfied in any respect.

(xviii)

No written claim has ever been made by a taxing authority, in a jurisdiction where the Company or the Subsidiaries does not file Tax Returns, that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction or any of the Company’s or its Subsidiaries’ assets are or may be subject to such taxation.

(xix)	Neither the Company nor the Subsidiaries has requested, received or entered into any advance Tax rulings or advance pricing agreements with any Governmental Entity.

(xx)

There are no circumstances existing prior to the date hereof which could result in the application to the Company or any Subsidiaries of any of Sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada. Neither the Company nor any Subsidiaries has any unpaid amounts that may be required to be included in the Company or such Subsidiaries income for Canadian income tax purposes for any tax period ending on or before the Effective Date under Section 78 of the Tax Act or a corresponding provincial provision. Neither the Company nor any Subsidiaries have acquired property from a Person in circumstances that would result in the Company or Subsidiaries, as the case may be, becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or a corresponding provincial provision.

(xxi)

The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the U.S. Tax Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the U.S. Tax Code.

(xxii)	Neither the Company nor any of its Subsidiaries has taken any material Tax deduction that is not permitted under Section 280E of the U. S. Tax Code.

(t)	Data Privacy and Security.

(i)

The Company and each of its Subsidiaries complies, and during the past three years has complied, in all material respects, with all Privacy and Information Security Requirements. Neither the Company nor any of its Subsidiaries have been notified in writing of, or is the subject of, any complaint or proceeding or to the Company’s knowledge, any, regulatory investigation related to Processing of Personal Data by any Governmental Entity or payment card association, regarding any actual or possible violations of any Privacy and Information Security Requirement by or with respect to the Company or any of its Subsidiaries.

(ii)

The Company and each of its Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with all Privacy and Information Security Requirements to protect Company Data within its custody or control and requires the same of all vendors under contract with the Company that Process Company Data on its behalf. The Company and each of its Subsidiaries have provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(iii)

To the knowledge of the Company, neither the Company nor any of its Subsidiaries has suffered a security breach with respect to any of the Company Data and to the Company’s knowledge, there has been no unauthorized or illegal use of or access to any Company Data. Neither the Company nor any of its Subsidiaries has notified, or been required to notify, any Person of any information security breach involving Personal Data. To the Company’s knowledge, the Company Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Company Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither the Company nor any of its Subsidiaries have experienced within the past three years any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or the Company Systems.

(u)	Property.

(i)

The Company or its Subsidiaries is the registered and/or beneficial owner of the Real Property described in Section (u)(i) of the Company Disclosure Letter (each, a “Company Owned Real Property” and collectively, the “Company Owned Real Properties”) and has good and marketable fee simple title to such Company Owned Real Properties, free and clear of all Liens, except Permitted Liens.

(ii)

Other than the Company Owned Real Property, the Company and its Subsidiaries do not own any other Real Property. Other than the Company Leased Property, the Company and its Subsidiaries do not lease any other Real Property.

(iii)

Neither the Company nor its Subsidiaries have received any notice, and have no knowledge, of any intention of any Governmental Entity to expropriate all or any part of the Company Owned Real Property or the Company Leased Property; there are no leases in respect of the Company Owned Real Property, Company Leased Property (except those leases evidenced by the Company Lease Documents (as defined below)), or any part thereof; no Person has any right of first refusal, option, or other right to acquire the Company Owned Real Property, Company Leased Property or any part thereof; the Company and its Subsidiaries are not in default under any of their material obligations arising out of any Permitted Liens or any other matter of record beyond any applicable cure periods; all necessary permits, licenses and approvals have been obtained from the appropriate Governmental Entity in respect of the Company and its Subsidiaries’ present use of and operations on the Company Owned Real Property and the Company Leased Property and the Company owns all such licenses and all production facilities and is not operating on behalf of another license holder; the Company and its Subsidiaries have no present or future obligation to pay moneys to any Governmental Entity in connection with any on-site or off- site servicing, including off-site roads, services or utilities, save and except obligations which are expressly set forth in the Permitted Liens or are paid through realty taxes.

(iv)

Each property currently leased or subleased by the Company or its Subsidiaries from any party (collectively, the “Company Leased Properties”) is listed in Section (u)(iv) of the Company Disclosure Letter, identifying all of the documents under which such leasehold interests are held (together with any amendments, supplements, modifications, extensions, correspondence, guaranties, and other documents, each, a “Company Lease Document” and collectively, the “Company Lease Documents”) and setting forth the amounts of any security deposits or letters of credit held pursuant to any Company Lease Document. The Company has delivered to Purchaser a true and complete copy of each Company Lease Document. The Company or its Subsidiaries, as applicable, holds good and valid leasehold interests in the Company Leased Properties, free and clear of all Liens other than Permitted Liens. Each of the Company Lease Documents is valid, binding, enforceable, and in full force and effect as against the Company and its Subsidiaries, as applicable, and to the knowledge of the Company, as against the other parties thereto. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of the other parties to the Company Lease Documents, is in material breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Company Lease Documents which breach, violation or default has not been cured, and the Company and its Subsidiaries has not received or given any notice of default under any such agreement which remains uncured. Neither the Company nor any of its Subsidiaries has a defence, set-off, basis for withholding rent, claim or counterclaim against any other party to any Company Lease Document for any failure of performance of any of the terms of a Company Lease Document.

(v)

The Company Owned Real Properties and the Company Leased Properties, as applicable, are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the current operations of the Company’s and its Subsidiaries’ facilities.

(vi)	The Company’s or its applicable Subsidiary’s possession and quiet enjoyment of the Company Owned Real Properties and Company Leased Properties have not been disturbed in any material respect.

(vii)

Except as set forth in a Permitted Lien, neither the Company nor any of its Subsidiaries has leased, subleased, licensed, or otherwise granted any Person the right to use or occupy the Company Owned Real Property or Company Leased Property or any portion of it, or collaterally assigned or granted any other Lien in such Company Owned Real Property or Company Leased Property or any interest in it.

(viii)

Except as disclosed in Section (u)(viii) of the Company Disclosure Letter, neither the Landlord nor any other party to any Company Lease Document is an affiliate of, or otherwise has any economic interest in, the Company or its Subsidiaries.

(ix)

Except as disclosed in Section (u)(ix) of the Company Disclosure Letter, no Company Lease Document is subordinate to any existing Lien of any mortgage or deed of trust (each a “Mortgage”) encumbering fee or leasehold title to the Company Leased Properties or, in the event such Company Lease Document is subordinate to a Mortgage, such Company Lease Document has received an agreement from the applicable lender under the applicable Mortgage that such lender will not evict, disturb the possession or terminate the leasehold estate of the Company or its applicable Subsidiary under such Company Lease Document if there is a foreclosure of the Mortgage.

(x)

Each Company Owned Real Property and Company Leased Property is in material compliance with all applicable Laws and the Company and its Subsidiaries have obtained and currently maintain all applicable licenses and permits reasonably necessary for the use and operation of all Company Owned Real Property or Company Leased Property.

(xi)

Neither the Company nor any of its Subsidiaries have received any written notice of any existing plan or study by any Governmental Entity or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Company Owned Real Property or Company Leased Property, and to the knowledge of the Company, there is no such plan or study with respect to which it has not received written notice.

(xii)

With respect to the Company Owned Real Property and the Company Leased Property, there is no: (i) pending or, to the Company’s knowledge, threatened condemnation, eminent domain or taking proceeding; or (ii) to the Company’s knowledge, private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Company Owned Real Property or Company Leased Property, as applicable, that prohibits or materially interferes with the current use of the Company Owned Real Property or Company Leased Property, as applicable.

(xiii)

All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems, as applicable, for the Company Owned Real Property or Company Leased Property have been installed and are operational and sufficient for the operation of the Company’s or its Subsidiaries’ business as currently conducted thereon.

(xiv)

The Company or its Subsidiaries, as applicable, have obtained a title insurance policy for each Company Owned Real Property, all of which remain in full force and effect as at the date hereof. True, complete and correct copies of the title insurance policies for the Company Owned Real Property were provided in the Company Data Room.

(v)

Sufficiency of Assets. The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens. The assets and property owned, leased or licensed by the Purchaser and its Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company.

(w)	Material Contracts. With respect to the Material Contracts of the Company:

(i)

Section (w)(i) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company is a party and that are currently in force. The Company has made available to the Purchaser for inspection true and complete copies of all such Material Contracts.

(ii)

Except as would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect, all of the Material Contracts are in full force and effect, and the Company or one of its Subsidiaries is entitled to all rights and benefits which accrue to it thereunder in accordance with the terms thereof. Neither the Company nor its applicable Subsidiaries have waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of the Company or its applicable Subsidiaries, or to the knowledge of the Company, on the part of any other party thereto, and, to the Company’s knowledge, no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)

All of the Material Contracts are valid and binding obligations of the Company or one of its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)

As at the date hereof, neither the Company nor any of its Subsidiaries has received written notice that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.

(v)

Neither the entering into of this Agreement, nor the consummation of the Arrangement or the Acquisition, as applicable, will trigger any change of control or similar provisions in any of the Material Contracts, other than as set forth in Section (w)(v) of the Company Disclosure Letter.

(x)	Authorizations.

(i)

Section (x)(i) of the Company Disclosure Letter includes a complete and accurate list of all material Authorizations required by the Company and its Subsidiaries by applicable Laws with the exception of the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana, in order to conduct their current business as now being conducted. The Company has made available to the Purchaser for inspection true and complete copies of all such material Authorizations. The Company and its Subsidiaries have obtained and are in compliance in all material respects with all such material Authorizations.

(ii)	All material Authorizations of the Company and its Subsidiaries are in full force and effect, and, to the knowledge of the Company, no suspension or cancellation thereof has been threatened.

(iii)

Except as disclosed in Section (x)(iii) of the Company Disclosure Letter, no material Authorizations of the Company or any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(iv)

To the Company’s knowledge, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of the Company and its Subsidiaries as it is currently being conducted.

(y)	Environmental Matters.

(i)	The Company and each of its Subsidiaries have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws.

(ii)

Neither the Company nor any its Subsidiaries have received any order, request or written notice from any Person either alleging a violation of any Environmental Law or requiring that the Company or any of its Subsidiaries carry out any work, incur any costs or assume any liabilities, related to Environmental Laws or to any agreements with, or Authorizations from, any Governmental Entity with respect to or pursuant to Environmental Laws

(iii)

To the knowledge of the Company, there are no Hazardous Substances or other conditions that would reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the Company Owned Real Property or Company Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company or any of its Subsidiaries.

(iv)	There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries arising out of any Environmental Laws.

(v)

The Company has provided true and complete copies of all material environmental assessment reports, health and safety audits, and reports of environmental investigations with respect to the Company’s operations and the Company Owned and Company Leased Real Properties in the Company’s possession or control.

(z)	Compliance with Laws.

(i)

Each of the Company and its Subsidiaries has complied with and is not in violation, in any material respect, of any applicable Laws in each jurisdiction in which it carries on business, with the exception of the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana.

(ii)	Other than as set forth in Section (z)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws) or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Company or its Subsidiaries (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(iv)

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(v)

None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon any such person, and the Company and its Subsidiaries are not in violation of any of the Sanctions or law or executive order relating thereto, or are conducting business with any person subject to any Sanctions.

(aa)	Employment & Labour Matters.

(i)

Except as disclosed in Section (aa)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries are: (A) party to any Contract providing for termination notice, payment in lieu of termination notice, change of control payments, or severance payments to, or any employment or consulting agreement for the provision of services to the Company or its Subsidiaries with, any current or former director, officer or employee of the Company or its Subsidiaries other than such arising from any applicable Law; and (B) party to any Collective Agreement nor, to the knowledge of the Company, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a Collective Agreement nor are there any current, or to the knowledge of the Company, pending or threatened strikes or lockouts at the Company or its Subsidiaries.

(ii)	There are no labour disputes, strikes, organizing activities or work stoppages against the Company or any of its Subsidiaries pending, or to knowledge of the Company, threatened.

(iii)

The execution, delivery and performance of this Agreement and the consummation of the Arrangement, but excluding the Acquisition, will not result in the automatic acceleration of the time of payment or vesting of entitlements available to any employee, consultant or contractor of the Company or any of its Subsidiaries or otherwise under any Employee Plan of the Company or any of its Subsidiaries.

(iv)

Except as disclosed in Section (aa)(iv) of the Company Disclosure Letter, the consummation of the Acquisition will not result in the automatic acceleration of the time of payment or vesting of entitlements available to any employee, consultant or contractor of the Company or any of its Subsidiaries or otherwise under any Employee Plan of the Company or any of its Subsidiaries.

(v)

The Company and each of its Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of the Company, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to the Company, its Subsidiaries or any Employee Plan (other than routine claim for benefits).

(vi)

To the knowledge of the Company, no executive or manager of the Company or its Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides the Company or its Subsidiaries which would impede the business, be material to the performance of such employee’s employment duties, or the ability of the Company and any of its Subsidiaries, or the Purchaser and any of its Subsidiaries to conduct the business.

(vii)

There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company or its Subsidiaries pursuant to any workers’ compensation statute or regulation, and nether the Company nor any of its Subsidiaries has been reassessed in any material respect under such statute or regulation during the past three years and, to the knowledge of the Company, no audit of the Company or any its Subsidiaries is currently being performed pursuant to any workers’ compensation statute or regulation, and, to the knowledge of the Company, there are no claims or potential claims which may adversely affect the Company’s or any of its Subsidiaries’ accident cost experience in respect of the business.

(viii)

Section (aa)(viii) of the Company Disclosure Letter contains a correct and complete list of each member of management providing services to the Company and its Subsidiaries, indicating their respective location, hire date, position, salary, benefits and current status (full time, part-time, active, non- active), as applicable and whether they are subject to a written employment contract. Within 2 days of the date of this Agreement, the Company will provide Purchaser with a correct and complete list of each individual serving as an independent contractor, external consultant, or otherwise providing services to the Company and its Subsidiaries, indicating their respective location, hire date, position, and compensation, and whether they are subject to a written contract.

(ix)

Each independent contractor or consultant of the Company or any Subsidiary has been properly classified by the Company and its Subsidiaries as an independent contractor and neither the Company, nor any of its Subsidiaries has received any notice from any Governmental Entity disputing such classification.

(x)

Section (aa)(x) of the Company Disclosure Letter lists all Employee Plans of the Company and its Subsidiaries. The Company has made available to the Purchaser true, correct and complete copies of all such Employee Plans as amended.

(xi)

All Employee Plans of the Company and its Subsidiaries are and have been established, registered, funded and administered in all material respects: (x) in accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of the Company, no fact or circumstance exists which could materially adversely affect the registered status of any such Employee Plan.

(xii)

All contributions, premiums or Taxes required to be made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan of the Company and its Subsidiaries or by applicable Laws have been made in a timely fashion.

(bb)

Acceleration of Benefits; Arrangement. Except as contemplated in this Agreement, no Person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, but excluding the Acquisition, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any of its Subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding Company

Option or Company RSU or employee or director awards of the Company or any of its Subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Company or any of its Subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its Subsidiaries.

(cc)

Acceleration of Benefits; Acquisition. Except as set out in Section (cc) of the Company Disclosure Letter, no Person will, as a result of the Acquisition, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any of its Subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding Company Option or Company RSU or employee or director awards of the Company or any of its Subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Company or any of its Subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its Subsidiaries.

(dd)	Intellectual Property.

(i)

The Company and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of the Company and its Subsidiaries (collectively, the “Company Intellectual Property Rights”), provided that neither the Company nor its Subsidiaries have obtained registered Intellectual Property protection from the United States Patent and Trademark Office. All such Company Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company and its Subsidiaries, and to the knowledge of the Company, all such Company Intellectual Property Rights are valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally). The operation of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, use, and sale of the products and services of the Company and its Subsidiaries, and the use and exploitation of the Company Intellectual Property Rights do not infringe upon, misappropriate, or otherwise violate the Intellectual Property rights of any third party. To the knowledge of the Company, no third party is infringing upon, misappropriating, or otherwise violating the Company Intellectual Property Rights.

(ii)

Section (dd)(ii) of the Company Disclosure Letter sets forth an accurate and complete list of all registered or applied for trademarks, trade names, service marks, domain names, patents, and copyrights owned or purported to be owned by the Company and its Subsidiaries.

(iii)	The Company and its Subsidiaries have taken reasonable steps to maintain their rights to the Company Intellectual Property and to protect and preserve the confidentiality of, and their exclusive right to use, all of their trade secrets and confidential information and know-how, and, to the knowledge of the Company, no such trade secrets, information, or know-how have been improperly used or accessed by, or disclosed (other than under obligations of confidentiality) to any other Person.

(ee)

Related Party Transactions. Except as disclosed in Section (ee) of the Company Disclosure Letter, there are no Contracts or other transactions currently in place between the Company or any of its Subsidiaries, on the one hand, and: (i) any officer or director of the Company or any of its Subsidiaries; and (ii) any affiliate or associate of any such, officer or director. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the Arrangement or Acquisition.

(ff)

Brokers. Other than as disclosed in Section (ff) of the Company Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to the Purchaser correct and complete copies of the agreements under which the Financial Advisor and Independent Financial Advisor has agreed to provide services to the Company. Section (ff) of the Company Disclosure Letter sets out the aggregate dollar amount, or percentage, as applicable, determined to be payable to and as agreed upon with the Financial Advisor and the Independent Financial Advisor in the event the Arrangement is completed.

(gg)

Insurance. As of the date hereof, the Company and each of its Subsidiaries have such policies of insurance as are included in Section (gg) of the Company Disclosure Letter. All insurance maintained by the Company and its Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the cannabis industry.

(hh)

Restrictions on Business Activities. Other than Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its Subsidiaries or affiliates, any acquisition of property by the Company or any of its Subsidiaries or affiliates, or the conduct of business by the Company or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(ii)

Funds Available. The Company has sufficient funds available to pay: (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of the Company’s remaining forecast commitments as set out in Section (ii) of the Company Disclosure Letter, all additional remaining accounts payable and current liabilities of the Company and any of its Subsidiaries, net of current assets, as determined in accordance with IFRS at the Effective Time; and (ii) the Termination Fee.

(jj)

Arrangements with Securityholders. Other than the Support and Voting Agreements, the Confidentiality Agreement, the Lock-Up and Incentive Agreements, the Trademark and Technology License and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such Persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(kk)

Audit Committee. The responsibilities and composition of the audit committee of the Company Board comply with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such instrument applies to the Company.

(ll)

Accuracy of Information. The Company has made available to the Purchaser all material information concerning the Company and its Subsidiaries and all such information as made available is accurate, true and correct in all material respects.

(mm)

Licenses/Permits. Section (mm) of the Company Disclosure Letter includes a list of: (i) all production facility licenses and permits held by the Company and its Subsidiaries; and (ii) all retail facilities owned or operated by the Company and its Subsidiaries; in each case detailed on a state-by-state basis and including the type of operation (e.g. production, growing or retail and whether medical or recreational), the owner of such license and/or permit, the expiration date, whether the Company or a Subsidiary owns or operates the facility, the type of license held, whether the facility is operational and, if applicable, the annual throughput at such facility. The Company has provided to the Purchaser copies of all such licenses and permits held by it and its Subsidiaries and any renewals thereof.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)

Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. The Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary. No material proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of the Purchaser and no board approvals have been given to commence any such proceedings.

(b)

Authority Relative to this Agreement. The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Agreement, and, subject to obtaining the Purchaser Shareholder Approval, the Interim Order and the Final Order, to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement have been duly authorized by the board of the directors of the Purchaser and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, except for obtaining the Purchaser Shareholder Approval, the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are within the discretion of a court.

(c)

No Violation. Neither the authorization, execution and delivery of this Agreement by the Purchaser nor the completion of the transactions contemplated by this Agreement or the Arrangement (provided, for greater certainty, that the Acquisition is only completed following the Triggering Event Date) nor the performance of its obligations hereunder or thereunder, nor compliance by the Purchaser with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	its articles of incorporation or bylaws;

(ii)	any Authorization or Contract to which the Purchaser is a party or to which it or any of its properties or assets are bound; or

(iii)	any Laws, regulation, order, judgment or decree applicable to the Purchaser or any of its Subsidiaries or any of their respective properties or assets;

except for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate have a Purchaser Material Adverse Effect.

(d)

Governmental Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filing of the Arrangement Filings with the Registrar; (iv) such filings and approvals required for the issuance of the Consideration Shares as a result of the Arrangement required under applicable securities laws and the rules and policies of the TSX and NYSE, or such other recognized stock exchange(s) on which the Purchaser Shares may be listed; (v) the approvals for the amendments to the CBG Group Warrants and the issuance of the CBG Group Top-Up Shares as a result of the Arrangement and pursuant to the terms and conditions of the CBG Group Agreements, required under the rules and policies of the TSX and NYSE, or such other recognized stock exchange(s) on which the Purchaser Shares may be listed; (vi) compliance with any applicable securities laws and stock exchange rules and regulations; and (vii) any actions, filings or notifications the absence of which would not materially delay the completion of the Arrangement or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e)	Capitalization.

(i)	The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Shares. As of the date hereof, there were issued and outstanding 345,079,431 Purchaser Shares.

(ii)

As of the date hereof an aggregate of up to: (A) 12,454,620 Purchaser Shares are issuable upon the conversion of notes issued by the Purchaser; (B) 32,203,404 Purchaser Shares are issuable upon the exercise of stock options granted by the Purchaser; (C) 159,119,516 Purchaser Shares are issuable upon the exercise of warrants issued by the Purchaser or its Subsidiaries; and (D) 135,764 Purchaser Shares issuable upon the vesting of outstanding restricted share units issued by the Purchaser. The Purchaser has provided the Company with a true and complete copy of the incentive plan governing such stock options and restricted share units.

(iii)

Other than as disclosed in the Purchaser Filings (including this Agreement), there are no other securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser or its Subsidiaries may be bound, obligating or which may obligate the Purchaser or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment, other than any rights, agreements, arrangements or commitments which would not have a Purchaser Material Adverse Effect.

(iv)

All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Purchaser Shares issuable upon the conversion, exercise or vesting, as applicable, of the Purchaser notes, stock options, warrants and restricted share units in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Purchaser have been issued in compliance with all applicable Laws and Securities Laws.

(v)

All of the issued and outstanding shares and other ownership interests in the Subsidiaries of the Purchaser are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens (other than Permitted Liens).

(vi)

There are no securities of the Purchaser or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Purchaser Shares on any matter. There are no outstanding contractual or other obligations of the Purchaser or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser or any of its Subsidiaries having the right to vote with the holders of the outstanding Purchaser Shares on any matters.

(f)

Reporting Status and Securities Laws Matters. The Purchaser is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the provinces of Canada, other than Quebec. The Purchaser is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Purchaser, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Purchaser Shares are listed on, and the Purchaser is in compliance in all material respects with the rules and policies of, the TSX and the NYSE. No delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser and to the knowledge of the Purchaser no inquiry or investigation (formal or informal) of any Securities Authority, the TSX or the NYSE is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken. To the knowledge of the Purchaser, no directors or officers of the Purchaser or any of its Subsidiaries have received any objection from the securities regulatory authorities as to their serving in any capacities as directors or officers of any reporting issuer in a jurisdiction in Canada or the United States.

(g)	U.S. Securities Matters.

(i)	The Purchaser is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(h)

Purchaser Filings. The Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSX and NYSE, except where failure to do so would not have any Purchaser Material Adverse Effect. The Purchaser has filed or furnished all Purchaser Filings including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of, or furnished by the Purchaser with any Securities Authorities pursuant to, National Instrument 51-102 – Continuous Disclosure Obligations), except where failure to do so would not have any Purchaser Material Adverse Effect. Each of the Purchaser Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential.

(i)

Funds Available. The Purchaser has sufficient funds available to pay, at the Effective Time, the Aggregate Option Premium payable to Effective Time Company Shareholders, Effective Time High Street Holders and Effective Time USCo2 Class B Holders under the Arrangement.

(j)

Independent Auditors. The Purchaser’s current auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the current, or to the best knowledge of the Purchaser any predecessor, auditors of the Purchaser during the last three years.

(k)

No Undisclosed Liabilities. The Purchaser and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the financial statements of the Purchaser contained in the Purchaser Filings, which relate to the proposed Arrangement or incurred in the Ordinary Course and which are not material since the date of the most recent financial statements of the Purchaser contained in the Purchaser Filings.

(l)

No Material Change. Since the December 31, 2018: (i) the Purchaser and its Subsidiaries have operated their respective businesses only in the Ordinary Course, and (ii) there has not been any Purchaser Material Adverse Effect.

(m)

Sufficiency of Assets. The assets and property owned, leased or licensed by the Company and its Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of the Purchaser.

(n)

Litigation. There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Purchaser, is threatened affecting the Purchaser or its Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Purchaser or its Subsidiaries, has or could reasonably be expected to result in liability to the Purchaser or its Subsidiaries or to injunctive relief against the Purchaser that would result in a Purchaser Material Adverse Effect. Neither the Purchaser, its Subsidiaries nor any of their respective assets or properties is subject to any outstanding or, to the knowledge of the Purchaser, threatened, judgment, order, writ, injunction or decree material to the Purchaser and its Subsidiaries on a consolidated basis that would result in a Purchaser Material Adverse Effect.

(o)

Product Recall. In the last two years, no products of the Purchaser or its Subsidiaries have been subject to any voluntary or involuntary, or other product recall, replacement or similar action or event that would result in a Purchaser Material Adverse Effect. In the last two years, there have been no product returns ordered or recommended by any Governmental Entity with respect to any products of the Purchaser or its Subsidiaries that would result in a Purchaser Material Adverse Effect. The Purchaser and its Subsidiaries have not received any written notice, correspondence or writing from any Governmental Entity, including Health Canada, regarding any voluntary or involuntary, or other product recall, replacement or similar action or event that would result in a Purchaser Material Adverse Effect.

(p)

Authorizations. All material Authorizations of the Purchaser and its Subsidiaries are in full force and effect, and, to the knowledge of the Purchaser, no suspension or cancellation thereof has been threatened. No material Authorizations of the Purchaser or any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(q)	Compliance with Laws.

(i)	Each of the Purchaser and its Subsidiaries has complied with and is not in violation, in any material respect, of any applicable Laws in each jurisdiction in which it carries on business.

(ii)

Neither the Purchaser nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws) that would result in a Purchaser Material Adverse Effect or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization that would result in a Purchaser Material Adverse Effect. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Neither the Purchaser, its Subsidiaries nor, to the knowledge of the Purchaser, any of their respective directors, executives, representatives, agents or employees while acting in such capacity on behalf of the Purchaser or its Subsidiaries (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(iv)

The operations of the Purchaser and its Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(v)

None of the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, any director, officer, agent, employee or affiliate of the Purchaser or any of its Subsidiaries, has had any Sanctions imposed upon any such person, and the Purchaser and its Subsidiaries are not in violation of any of the Sanctions or law or executive order relating thereto, or are conducting business with any person subject to any Sanctions.

(r)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Purchaser or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Purchaser or any of its Subsidiaries or affiliates, any acquisition of property by the Purchaser or any of its Subsidiaries or affiliates, or the conduct of business by the Purchaser or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(s)	Taxes. Except as would not be reasonably expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect:

(i)

The Purchaser and each of its Subsidiaries has duly and timely filed (or timely requested and were granted extensions of) all income and material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)

The Purchaser and each of its Subsidiaries has duly and timely paid all income and material Taxes, Purchaser all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Entity.

(iii)

The Purchaser and each of its Subsidiaries has duly and timely collected all material Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Entity.

(iv)

Except as disclosed in Section (v)(iv) of the Purchaser Disclosure Letter, to the knowledge of the Purchaser there are no proceedings, investigations, audits or claims now pending against the Purchaser or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Purchaser, has threatened to assert against the Purchaser or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith which has not yet been paid.

(v)

No waivers of statutes of limitation with respect to such Tax Returns of the Purchaser have been given by or requested from the Purchaser which have not yet expired. Other than as disclosed in Section (v)(v) of the Purchaser Disclosure Letter, all deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the Purchaser Financial Statements, or are being contested and an adequate reserve therefor has been established and is fully reflected in the Purchaser Financial Statements.

(vi)	There are no Liens for Taxes upon any property or assets of the Purchaser and its Subsidiaries, except Liens for current Taxes not yet due.

(vii)

Except as disclosed in Section (v)(vii) of the Purchaser Disclosure Letter: (i) the Purchaser or its Subsidiaries are not a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes , the principal purpose of which is to allocate or share Taxes; and (ii) neither the Purchaser nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Purchaser and its Subsidiaries) (a) under Section 1.1502-6 of the U.S. Treasury Regulations (or any similar provision of state, local or foreign applicable Law); (b) as a transferee or successor; or (c) by contract or indemnity (including under any Tax sharing agreement) or otherwise.

(viii)

All employees and independent contractors of the Purchaser and its Subsidiaries have been properly classified as such for Tax purposes as well as for employee benefit purposes and, to the knowledge of the Purchaser, there have been no audits, controversies or adverse determinations made by any Governmental Entity in respect of whether a service provider is a treated as an employee or as an independent contractor.

(ix)	The Purchaser is a “taxable Canadian corporation” for the purposes of the Tax Act.

(x)

The value of the consideration paid or received by the Purchaser and Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to any Person with which it was not dealing at arm’s length at the relevant time was the fair market value of such property acquired, provided or sold or services purchased or provided. Transactions between the Purchaser, the Subsidiaries and any such non-resident person or partnership were priced in a manner so as not to give rise to any material adjustments pursuant to Section 247 of the Tax Act.

(xi)

Neither the Purchaser nor its Subsidiaries has received any requirement, demand or request from any Governmental Entity pursuant to Section 224 of the Tax Act or any similar provision of an applicable Law that remains unsatisfied in any respect.

(xii)

No written claim has ever been made by a taxing authority, in a jurisdiction where the Purchaser or the Subsidiaries does not file Tax Returns, that the Purchaser or its Subsidiaries is or may be subject to taxation by that jurisdiction or any of the Purchaser’s or its Subsidiaries’ assets are or may be subject to such taxation.

(xiii)	Neither the Purchaser nor the Subsidiaries has requested, received or entered into any advance Tax rulings or advance pricing agreements with any Governmental Entity.

(xiv)

There are no circumstances existing prior to the date hereof which could result in the application to the Purchaser or any Subsidiaries of any of Sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada. Neither the Purchaser nor any Subsidiaries has any unpaid amounts that may be required to be included in the Purchaser or such Subsidiaries’ income for Canadian income tax purposes for any tax period ending on or before the Effective Date under Section 78 of the Tax Act or a corresponding provincial provision. Neither the Purchaser nor any Subsidiaries have acquired property from a Person in circumstances that would result in the Purchaser or Subsidiaries, as the case may be, becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or a corresponding provincial provision.

(xv)

The Purchaser is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, and under applicable provincial Tax statutes in respect of all provincial Taxes which it is or has been required to collect. The registration numbers of the Purchaser is as set out in Section (v)(xx) of the Purchaser Disclosure Letter. All material input tax credits claimed by the Purchaser pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada) and the regulations thereto.

SCHEDULE F

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of April 18, 2019

AMONG:

[●] (the “Shareholder”)

- and -

Canopy Growth Corporation, a corporation existing under the laws of Canada (the “Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Company proposes to, among other things, amend the terms of the subordinate voting shares (the “Company Subordinate Voting Shares”), proportionate voting shares (the “Company Proportionate Voting Shares”) and multiple voting shares (the “Company Multiple Voting Shares” and together with the Company Subordinate Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”) in the capital of the Company;

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia);

AND WHEREAS pursuant to the Arrangement, upon the Effective Date, the Purchaser will be granted, and following the Effective Date will deemed to have been granted, the Purchaser Call Option, pursuant to which the Purchaser may acquire all of the issued and outstanding Company Shares, subject to and in accordance with the terms and conditions of the Purchaser Call Option and the Plan of Arrangement;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1        Definitions.

Unless indicated otherwise, where used in this Agreement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms have corresponding means), including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of the Company, or contributing 20% or more of the consolidated revenue of the Company, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Filings, or of 20% or more of the issued and outstanding voting or equity securities of the Company on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict the Company from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by the Company of Company Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted hereunder; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by this Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement.

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver British Columbia or New York, New York, as the context requires;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since September 21, 2018;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement;

“Company Proportionate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires;

“Company Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Subordinate Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Company Multiple Voting Shares” has the meaning ascribed thereto in the recitals hereof;

“Effective Date” means the date the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time Outside Date” means August 31, 2019 or such later date as may be agreed to in writing by the Parties; provided that if the Parties receive a Request for Additional Information and Documentary Materials pursuant to the HSR Act, then such date shall be automatically extended to December 31, 2019;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Securities Authority” means all applicable securities regulatory authorities, including the applicable securities commissions or similar regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis Retrieval.

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Company Shares and other securities listed on the Shareholder’s signature page attached to this Agreement and any Company Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement; and

“Voting Support Outside Date” means June 28, 2019.

1.2        Gender and Number.

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3        Currency.

All references to dollars or to “$” are references to United States dollars.

1.4        Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5        Date for any Action.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6        Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1        Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)	The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)

The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

The Shareholder, directly or indirectly, exercises control or direction over all of the Subject Shares set forth the Shareholder’s signature page attached to this Agreement. Other than the Subject Shares, neither the Shareholder nor any of its affiliates, beneficially own, directly or indirectly, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)

As at the date hereof, the Shareholder is, and immediately prior to the Effective Time the Shareholder will be, directly or indirectly, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)

No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)

No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the Shareholder’s obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)

None of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)

None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity applicable to the

Shareholder; or (iv) any law applicable to the Shareholder, except in each case as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder.

2.2        Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(j)

The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Arrangement Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(k)

None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder or the Purchaser’s completion of the transactions contemplated herein and in the Arrangement Agreement will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(l)

No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

ARTICLE 3

COVENANTS

3.1        Covenants of the Shareholder.

(m)

The Shareholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Section 4.1, except as permitted by this Agreement:

(i)

at any meeting of securityholders of the Company called to vote upon the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) in favour of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement;

(ii)

at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(iii)

the Shareholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(iv)

the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(v)

the Shareholder shall as a holder of Subject Shares cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the Prohibited Matters;

(vi)

the Shareholder shall not exercise any rights of appraisal or rights of dissent, as applicable, from the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; and

(vii)

without limiting the generality of Section 4.13, no later than five Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Shares that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution; and (ii) with respect to any Subject Shares that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares, with a copy to the Purchaser concurrently, instructing that the Shareholder’s Subject Shares be voted at the Company Meeting in favour of the Arrangement Resolution. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser.

(n)

From the date hereof until the termination of this Agreement in accordance with Section 4.1, subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)

knowingly solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vi)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(o)	The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(p)	The Shareholder hereby consents to:

(i)

details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the Arrangement in accordance with the provisions of the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, by filing on the SEDAR operated on behalf of the Securities Authorities.

(q)

Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser, which approval shall not be unreasonably withheld.

3.2        Alternative Transaction.

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Company Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement taking into account the Intended Tax Treatment, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Company Shares issued or issuable upon the exercise, conversion or vesting, as applicable, of any Company Options, Company Compensation Options or Company RSUs) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser, provided however that the Shareholder shall not be required to exercise, convert or exchange any Subject Shares (other than Company Shares) in connection with an Alternative Transaction.

ARTICLE 4

GENERAL

4.1        Termination.

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(r)	the mutual agreement in writing of the Shareholder and the Purchaser;

(s)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms;

(t)	the Effective Time; and

(u)	the Voting Support Outside Date.

4.2        Time of the Essence.

Time is of the essence in this Agreement.

4.3        Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4        Equitable Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5        Capacity and Fiduciary Duty.

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its affiliates or their directors, officers, shareholders, employees or agents in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall prevent a

Shareholder who is a member of the board of directors or an officer of the Company from engaging, in such Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries, in discussion or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement, including taking any action in respect of the Arrangement or any Acquisition Proposal, including engaging in discussion or negotiations with a Person in response to an Acquisition Proposal pursuant to the terms of the Arrangement Agreement.

4.6        Control

If any of the Subject Shares are held through a nominee, corporation, trust or other legal entity, including but not limited to a broker or other financial intermediary, over which the Shareholder has control as defined in the legislation governing the ownership of the property of such nominee, corporation, trust or other legal entity (either alone or in conjunction with any other Person), the Shareholder will vote or will cause to be voted such Subject Shares and exercise its power and authority to ensure that this Agreement is complied with by such nominee, corporation, trust or other legal entity.

4.7        Waiver; Amendment.

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.8        Entire Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.9        Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(v)	to the Purchaser at:

Canopy Growth Corporation

1 Hershey Drive

Smith Falls, ON K7A 0A8

Attention:	Bruce Linton
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

(w)	to the Shareholder, at the address set out in the Shareholder’s signature page attached to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

4.10        Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.11        Successors and Assigns.

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.12        Independent Legal Advice.

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13        Further Assurances.

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14        Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.15        Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.16        Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CANOPY GROWTH CORPORATION

Per:
Authorized Signing Officer I have authority to bind the company.

F-1

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

[Shareholder]

F-2

(Print Name of Shareholder)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Email:

(Number of Company Subordinate Voting Shares Held)

(Number of Company Proportionate Voting Shares Held)

(Number of Company Multiple Voting Shares Held)

(Number of High Street Units Held)

(Number of Company Options Held)

(Number of Company RSUs Held)

SCHEDULE G

TRADEMARK AND TECHNOLOGY LICENSE AGREEMENT

INTELLECTUAL PROPERTY AND TRADEMARK LICENSE AGREEMENT

THIS INTELLECTUAL PROPERTY AND TRADEMARK LICENSE AGREEMENT (“Agreement”) is entered into as of this ___ day of _________, 2019 (the “Effective Date”) by and between Canopy Growth Corporation, a Canadian corporation ( “Canopy”), TS Brandco Inc. an Ontario corporation (“TS Brandco”) and Tweed Inc. (“Tweed”) an Ontario corporation, on the one hand, and Acreage Holdings, Inc., a British Columbia company (the “Licensee”), on the other.

W I T N E S E T H:

WHEREAS, TS Brandco is the owner of certain Trademarks, as defined herein and as further particularized at Schedule “A”;

AND WHEREAS, Tweed (together with the TS Brandco, collectively referred to as the “Licensors”) is the owner of certain Trademarks, as defined herein and as further particularized at Schedule “B”;

AND WHEREAS, each Licensor is the owner of unique plans and systems for the establishment and operation of retail stores (the “Systems”) as further particularized at Schedule “C”;

AND WHEREAS, Canopy is the licensee of the Trademarks and the Systems pursuant to separate agreements, which grant Canopy the right to sublicense certain rights to use the Trademarks and the Systems;

AND WHEREAS, Canopy and/or its Affiliates is or are the owner or licensee of Intellectual Property, as defined herein and as further particularized at Schedule “D”, and has or have the right to license or sublicense others to use the Intellectual Property;

AND WHEREAS, Canopy is willing to grant to the Licensee, as consideration for and as a condition precedent to the consummation of the plan of arrangement pursuant to an arrangement agreement between Canopy and the Licensee dated April 18, 2019, the non-exclusive right (but not the obligation) to use the Trademarks, Systems and Intellectual Property in connection with the Licensee’s business on the terms and conditions described below;

AND WHEREAS, the Licensee acknowledges that, as of the Effective Date, Canopy’s ability to use the Trademarks, Systems and Intellectual Property in the United States is limited as a result of Applicable Law;

AND WHEREAS, the Licensee wishes to acquire such non- exclusive right (but not the obligation) to use the Trademarks, Systems and Intellectual Property as set out herein.

NOW, THEREFORE, in consideration of the Recitals, which are incorporated into and are an operative and integral part of this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which each Party acknowledges, the Parties agree as follows:

1.	Definitions. In this Agreement, the following words shall have the following meanings ascribed to them:

(a)

“Affiliate” of any Person means, at the time the determination is being made, any other Person owned or Controlled by that Person, whether directly or indirectly; provided, however, that an Affiliate of Canopy does not and shall not include Constellation Brands, Inc. or any of its subsidiaries.

(b)	“Applicable Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation,

approval, order, injunction, judgment, decree, official guidance, ruling, or condition of any grant, approval, permission, certification, consent, registration, authority or license, or other similar requirement, in each case whether domestic or foreign, enacted, adopted, promulgated, granted or applied by a Governmental Authority that is binding on or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended.

(c)	“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York.

(d)

“Cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant), and (ii) biologically synthesized analogs of cannabinoids extracted from the cannabis plant using micro-organisms; and including any and all derivative products therefrom which may now or in the future be legally produced.

(e)

“Confidential Information” shall mean any and all non-public, confidential and/or proprietary information of a Party and all Know-How, Intellectual Property Rights and Trademark Rights therein disclosed by the disclosing Party to the receiving Party or its Representatives, whether orally, in writing or otherwise, but does not include information that:

i.	is or becomes publicly known through no wrongful act of the receiving Party;

ii.	is received in good faith on a non-confidential basis from a source other than the disclosing Party or its Representatives;

iii.	was in the receiving Party’s possession before its disclosure by the disclosing Party or its Representatives;

iv.	was independently developed by the receiving Party without breach of this Agreement; or

v.	is explicitly approved for release to a third party by Notice from the disclosing Party to the receiving Party

(f)

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings.

(g)

“Governmental Authority” means any (a) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign), (b) governmental or quasi-governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, bureau or instrumentality (whether domestic or foreign), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal.

(h)

“Infringement” means any infringement, deemed infringement, unfair competition, passing-off, depreciation of goodwill, or other unauthorized use of or interference with any Intellectual Property Rights and/or Trademark Rights, and “Infringe” shall have the corresponding meaning.

(i)	“Intellectual Property” means each of the following which is owned by or sublicensable to Licensee by Canopy or Canopy’s Affiliates, domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including agricultural products, genetics, inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, Confidential Information, Know-How, methods, processes, designs, architectural plans, works of authorship, technology, technical data, schematics, studies, reports, business methods, business rules, algorithms, formulae, models, and customer lists, and documentation relating to any of the foregoing, and the technologies, inventions, products and/or processes which are the subject thereof, and all other tangible and intangible intellectual and industrial property owned by or licensed to Canopy and/or its Affiliates as of the Effective Date or created, developed or acquired by or licensed to Canopy and/or its Affiliates during the Term of this Agreement; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) software; (vii) computer programs, programming code, data, compilations of data, computer databases, equipment configurations, written materials, compositions, visual demonstrations, ideas, and concepts; and (viii) any other intellectual property, industrial property and improvements to any of the foregoing which is designated in writing by Canopy and/or Canopy’s Affiliates (whether on the initiative of a Licensor, Canopy and/or or at the request of Licensee, such request not to be unreasonably refused by the Licensors and/or Canopy) for use by Licensee, but excluding any technologies as further particularized at Schedule “D” that are licensed to third parties on an exclusive basis as of the Effective Date.

(j)

“Intellectual Property Rights” means any and all vested or contingent rights, in any jurisdiction, provided under: (i) patent law; (ii) copyright law (including moral rights); (iii) design patent or industrial design law; (v) plant breeders’ rights law; (vi) semi-conductor chip or mask work law; or (vii) any other statutory provision (including laws governing domain names) or common law principle (including trade secret law and law relating to Know-How or information of the same or similar nature and protected in the same or similar way) governing intellectual property, whether registered or unregistered, and including rights in any and all applications and registrations in respect of the foregoing and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any Infringement.

(k)

“Know-How” means all information of Canopy or Canopy’s Affiliates not publicly known and not independently developed by a third party that is used or capable of being used in or in connection with any product or process of Canopy and/or Canopy’s Affiliates existing in any form (including, but not limited to that comprised in or derived from engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, instructions, designs, brochures, catalogues and other descriptions) and including information relating to:

i.	cultivation methods of any plants;

ii.	the design, development, manufacture, formulation or production of any products;

iii.	the operation of any process;

iv.	the provision of any services;

v.	the selection, procurement, construction, installation, maintenance or use of raw materials, plant, machinery or other equipment or processes;

vi.	the rectification, repair or service or maintenance of products, plant, machinery or other equipment;

vii.	extraction techniques;

viii.	the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products; or

ix.	quality control, testing or certification.

(l)	“Licensed Products and Services” has the meaning ascribed to it in Section 4(a) of this Agreement.

(m)

“Losses” means damages, fines, penalties, losses, liabilities, awards, settlements, judgments, claims, threatened claims, charges, indictments, costs, fees and expenses, in each case of any kind, character or description (including payments, refunds and delivery of additional goods and/or services, interest, and reasonable fees and expenses of legal counsel or other professionals);

(n)	“Notice” means any notice, request, direction or other document that a Party can or must make or give under this Agreement.

(o)	“Parties” means Canopy, TS Brandco, Tweed and the Licensee collectively, and “Party” means any one of them as the context requires.

(p)

“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, or joint venture, and pronouns have a similarly extended meaning.

(q)	“Representative” means in respect of a Person:

i.

each director, officer, shareholder, partner, employee, agent, accountant, legal or other professional advisor in connection with the license contemplated in this Agreement, and any other authorized representative, and

ii.

that Person’s Affiliates or Controlling Persons, and the directors, officers, shareholders, partners, employees, agents, accountants, and legal or financial or other professional advisors in connection with the transactions contemplated in this Agreement of those Affiliates or Controlling Persons.

(r)

“Systems” has the meaning ascribed to it in the preamble of this Agreement, and includes any improvements to the Systems which may be designated in writing by a Licensor and/or Canopy (whether on the initiative of a Licensor, Canopy or at the request of Licensee, such request not to be unreasonably refused by the Licensors and/or Canopy) for use by Licensee, as further particularized at Schedule “C”;

(s)	“Territory” means the United States of America, its territories and possessions, and the District of Columbia.

(t)	“Trademarks” means:

i.

TS Brandco’s trademarks, trade names, certification marks, trade dress, other commercial symbols, copyrights, logos and/or other indicia of origin, whether registered or unregistered, consisting of U.S. Trademark Registration No. 5,080,224, and U.S. Trademark Application Nos. 87/274,801, 87/274,966, 87/275,023, and 87/274,990, as listed in Schedule “A” hereto or otherwise designated in writing by

Canopy from time to time (and including any and all modified or updated versions thereof);

ii.

Tweed’s trademarks, trade names, certification marks, trade dress, other commercial symbols, copyrights, logos and/or other indicia of origin, whether registered or unregistered, as listed in Schedule “B” hereto or otherwise designated in writing by Canopy from time to time (and including any and all modified or updated versions thereof); and

iii.

such other trade names, trademarks, symbols, logos, distinctive names, service marks, certification marks, logo designs, insignia related to the Systems or the Licensed Products and Services which may be designated in writing by a Licensor or Canopy (whether on the initiative of a Licensor, Canopy or at the request of Licensee, such request not to be unreasonably refused by the Licensors and/or Canopy).

(u)

“Trademark Rights” means any and all vested, contingent and future rights, in any jurisdiction, provided under trademark law (including laws governing trademarks, trade names and logos) or any other statutory provision or common law principle governing trademarks, whether registered or unregistered, and including rights in any and all applications and registrations in respect of the foregoing and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any Infringement.

2.

Grant of License. Canopy hereby grants to the Licensee the non-exclusive, royalty-free license and right to use the Intellectual Property, Systems and Trademarks in the Territory solely for the purposes specified in Section 4 hereof and in accordance with the terms of this Agreement.

3.

Reservation of Rights. Any rights not expressly granted to the Licensee in this Agreement are reserved to the Licensors and/or Canopy and its Affiliates. The Licensee does not acquire any rights, title or interest other than the right to use the Intellectual Property, Systems and Trademarks in accordance with the terms of this Agreement. Specifically, the Licensee acknowledges that any goodwill associated with the use by it of the Intellectual Property, Systems and Trademarks inures to the benefit of the applicable Licensor.

4.	Scope of License. Subject to the provisions of Section 2 hereof, the Licensee shall:

(a)

have the right (but not the obligation) to use the Intellectual Property, Systems and Trademarks in connection with the present or future products, services and business of Licensee relating to the cultivation, distribution, promotion and sale of Cannabis, Cannabis accessories and non-Cannabis merchandise (collectively, the “Licensed Products and Services”) within the Territory. The Licensee’s use of the Intellectual Property, Systems and Trademarks shall be in compliance with all Applicable Laws, with the exception of the Controlled Substances Act, 21 USC 801 et seq. (“CSA”), as it applies to cannabis, and any other federal law of the United States from time to time, the violation of which is predicated upon a violation of the CSA as it applies to cannabis (collectively “Federal Cannabis Laws”) and the Licensee shall comply with the limitations regarding Applicable Law in Section (c) of this Agreement.

(b)

Where reasonably practicable given the size, form and texture of the products and materials, with respect to the Trademarks listed at Schedule “A”, place the following notice, or any other notice that TS Brandco and/or Canopy may reasonably request from time to time, in a legible manner on each licensed product that forms part of the Licensed

Products and Services and on any promotional materials or other materials in any form used in the delivery of the Licensed Products and Services, including any content posted on any Internet site:

“Trademark(s) of TS Brandco Inc.; used under licence by Acreage Holdings, Inc.” or “Trademark(s) of TS Brandco Inc.; used under licence.”

(c)

Where reasonably practicable given the size, form and texture of the products and materials, with respect to the Trademarks listed at Schedule “B”, place the following notice, or any other notice that the Tweed Licensor and/or Canopy may request from time to time, in a legible manner on each licensed product that forms part of the Licensed Products and Services and on any promotional materials or other materials in any form used in the delivery of the Licensed Products and Services (subject to the nature of the medium and availability of space), including any content posted on any Internet site:

“Trademark(s) of Tweed Inc.; used under licence by Acreage Holdings, Inc.” or

“Trademark(s) of Tweed Inc.; used under licence.”

(d)

The Licensee shall mark each Trademark used on a licensed product that forms part of Licensed Products and Services with the ® symbol, in the case of trademarks registered in the Territory, and with the ™ symbol, in the case of trademarks that are not registered in the Territory.

(e)

The Licensee will cause all sub-licensees to affix in a conspicuous location upon their premises a sign containing whichever of the following notices is applicable: “This business is operated independently by “sublicensee” who is an authorized licensed user of the trademarks owned by TS Brandco Inc.”; or “This business is operated independently by “sublicensee” who is an authorized licensed user of the trademarks owned by Tweed Inc.”

5.

Sublicenses. The Licensee may, without the consent of Canopy or either Licensor, sublicense use of the Trademarks, Systems and/or Intellectual Property to its Affiliates. Any sublicense granted under this Agreement shall be in writing with a copy provided to Canopy. The Licensee shall ensure that any sublicensees comply with their obligations under this Agreement as if the sublicensees were themselves the Licensee.

6.	Standards.

(a)

Compliance with Standards.       The Licensee shall ensure compliance with the specifications and service and quality standards of Canopy and/or the Licensors, as may be updated from time to time (collectively the “Standards”) applicable to the Trademarks, Systems, and Intellectual Property. The Licensee acknowledges and agrees that the Standards shall be at least equivalent to those adopted or used by Canopy with respect to the Systems and Trademarks at the Effective Date. Canopy shall advise the Licensee in writing of any material changes to the Standards.

(b)

Quality Control.       To ensure the maintenance of the Standards, Canopy shall have the right to investigate and inspect, from time to time upon ten (10) Business Days’ advance written Notice during normal business hours, the facilities, operations, products and business records of the Licensee related to the Licensed Products and Services (for certainty excluding financial records) for the limited purpose of conducting an inspection to verify that the Licensee is in compliance with the Standards, and the Licensee shall reasonably cooperate with Canopy in making such investigations provided that Canopy acts reasonably in minimizing any material disruption to Licensee’s business operations.

Canopy shall keep confidential any information that it obtains from any inspection conducted under this Section in accordance with the terms of Section 8 (Confidential Information).

(c)

Compliance with Applicable Laws. The Licensee shall conduct its business operations involving the use of the Intellectual Property, Systems and Trademarks in strict compliance with all Applicable Laws, with the exception of Federal Cannabis Laws. The Licensee shall not establish or operate retail stores selling Cannabis or otherwise sell Cannabis for recreational or medicinal purposes using the Intellectual Property, Systems and Trademarks in jurisdictions within the Territory where the sale of Cannabis for such purposes violates Applicable Laws, with the exception of Federal Cannabis Laws. The Licensee may establish and operate retail stores, other than those selling Cannabis, using the Intellectual Property, Systems and Trademarks in any jurisdictions within the Territory provided that such activities comply with all Applicable Laws.

7.	Term and Termination.

(a)

The term of this Agreement (the “Initial Term”) will be ninety (90) months, starting on the Effective Date. Licensee shall have the option to renew the term of this Agreement for seven (7) additional five (5) year terms provided the Licensee is in compliance with the material terms of this Agreement at the time of renewal (each a “Renewal Term”) unless the Agreement is terminated earlier in accordance with its terms.

(b)	The License granted hereunder, or any portion thereof, shall terminate upon the occurrence of any of the following events:

i.

Canopy may terminate this Agreement, in its entirety, at any time, in its sole discretion, upon twelve (12) months’ prior written Notice to the Licensee. If both Parties mutually agree to waive such Notice period, this Agreement shall terminate upon the date of such waiver.

ii.

Canopy may terminate this Agreement in its entirety, at any time, in its sole discretion, in the event that Canopy or any of its Affiliates is notified in writing of, or is the subject of, any regulatory investigation or proceeding by any Governmental Authority related to possible violations of Applicable Law arising from this Agreement. Canopy shall provide the Licensee with written Notice of such termination and this Agreement shall terminate upon the date of such written Notice.

iii.

Canopy may terminate this Agreement in its entirety, at any time, in the event that termination is required by Applicable Law (with the exception of Federal Cannabis Laws) or if the performance of this Agreement in any part of the Territory would otherwise violate Applicable Law (with the exception of Federal Cannabis Laws), as determined by Canopy, acting reasonably.

iv.

Canopy may terminate this Agreement, in its entirety, at any time, in its sole discretion, in the event that the Licensee has breached any material term of the arrangement agreement between Canopy and the Licensee dated as of April 18, 2019, as determined by Canopy, acting reasonably, and the Licensee fails to cure such breach within 30 days after written Notice from Canopy. If not cured within such time, Canopy shall provide the Licensee with written Notice of such termination and this Agreement shall terminate on the date of such written Notice.

v.

If the Licensee shall apply for or consent to the appointment of a receiver, trustee or liquidator of the Licensee or of all or a substantial part of its assets, liquidate such by itself, file a voluntary petition in bankruptcy, be unable or admit in writing its inability to pay its debts as they become due, make a general assignment for the benefit of its creditors, an assignment for the benefit of its creditors, file a petition or any answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law, file an answer admitting the material allegations of a petition filed against the Licensee in any bankruptcy, reorganization or insolvency proceedings, or if an order, judgment or decree shall be entered by any court of competent jurisdiction, on the application of a creditor, adjudicating the Licensee a bankrupt or insolvent or approving a petition seeking reorganization of the Licensee or appointing a receiver, trustee or liquidator of the Licensee or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for a period of 20 consecutive days from the filing thereof, or shall take any action towards its dissolution or termination;

vi.

In the event the Licensee does not maintain the Standards, and fails to commence to improve its adherence to the Standards within 30 days after written Notice from Canopy or shall thereafter fail to continue diligently to make such improvements until the required Standards have been reached;

vii.	If the Licensee shall default under any of the other provisions of this Agreement and shall fail to cure such default within 30 days after written Notice from Canopy;

then upon the occurrence of any such event, this Agreement and all rights of the Licensee hereunder shall terminate either immediately or upon written Notice by Canopy to the Licensee, as applicable; provided, however, that the provisions of this Agreement with respect to any actions required to be taken by the Licensee upon such termination shall continue in full force and effect and shall be enforceable by Canopy.

(c)	Upon the termination or expiry of this Agreement, the Licensee shall:

i.

Except as set forth in Section 7(d) below, cease use of the Intellectual Property, Systems and Trademarks, including in association with retail stores and Licensed Products, and deliver up to Canopy all copies of all manuals, instructional materials and other technical information, records and instructions relating to the Intellectual Property, Systems and Trademarks in any media or form; and

ii.	as soon as practicable, deliver up to the Licensors all copies of all Confidential Information of Canopy, Canopy’s Affiliates and/or the Licensors which are in its possession.

(d)

Except if this Agreement is terminated pursuant to Section 7(b)ii) or (iii), upon expiration or termination of this Agreement, Licensee shall have three (3) months to phase-out the use of Licensed Products and Services and related collateral bearing the Licensed Marks in its possession as of the date of termination or expiration (the “Sell-Off Period”), in each case, in accordance with the terms and conditions of this Agreement and any reasonable directions from Canopy. For greater certainty, the termination of rights under this Agreement with respect to only a specific state or local jurisdiction within the Territory does not affect Licensee’s rights in the remainder of the Territory where the Agreement is not terminated.

8.	Confidential Information

(a)

All Confidential Information shall be treated as confidential by the Parties and shall not be disclosed to any other Person other than in circumstances where a Party has an obligation to disclose such information in accordance with Applicable Law, in which case, such disclosure shall only be made after consultation with the other Parties (if reasonably practicable and permitted by Applicable Law) and, in the case of a public announcement required by Applicable Law, shall only be made in accordance with Section 8(e).

(b)	Notwithstanding the foregoing, each of the Parties acknowledges and agrees that

i.

each of the Parties may disclose Confidential Information to a Person providing financing or funding to such Party in respect of its obligations hereunder, so long as prior to receiving any such information the recipient enters into a confidentiality agreement with the disclosing Party pursuant to which the recipient provides a confidentiality undertaking in favour of the other Parties to maintain the confidentiality of the Confidential Information in a manner consistent with this Agreement; and

ii.

each of the Parties may disclose Confidential Information to their respective Representatives, as well as any contractors and subcontractors of such Party, provided that each of such individuals to whom Confidential Information is disclosed is advised of the confidentiality of such information and is directed to abide by the terms and conditions of this Section 8.

(c)

The Confidential Information of each Party is proprietary and has competitive value. Accordingly, any disclosure to a disclosing Party’s competitors or to the public would be detrimental to the best interests of the disclosing Party, which may incur Losses, costs, and damages as a result.

(d)

During the Term, each Party shall, if practicable in advance of making, or any of its Affiliates making, a public announcement concerning this Agreement or the matters contemplated herein to a stock exchange or as otherwise required by Applicable Law, advise the other Parties of the text of the proposed public announcement and, to the extent legally permitted, provide such other Parties with a reasonable opportunity to comment on the content thereof. If any of the Parties determines that it is required to publish or disclose the text of this Agreement in accordance with Applicable Law, it shall provide the other Parties with an opportunity to propose appropriate additional redactions to the text of this Agreement, and the disclosing Party hereby agrees to accept any such suggested redactions to the extent permitted by Applicable Law. If a Party does not respond to a request for comments within 48 hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Parties. The Party making the announcement shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed by Applicable Law. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

(e)	The provisions of this Section 8 shall apply indefinitely.

9.	Protection of Intellectual Property, Systems and Trademarks.

(a)	Infringement by a Third Party. Each Party shall promptly give Notice to the other Party when it becomes aware of any actual, suspected, or threatened Infringement of the

Intellectual Property, Systems and/or Trademarks by a third party in the Territory. Canopy and/or a Licensor shall, in that case, take any steps it considers reasonably necessary in its sole discretion to enforce its Intellectual Property Rights and Trademark Rights at its own expense. The Licensee shall, at Canopy’s expense, cooperate with Canopy and/or the Licensors to the fullest possible extent.

(b)

Claim of Infringement against the Licensee.       Each Party shall promptly give Notice to the other Party of any action, claim or demand brought or threatened by a third party against it arising out of its use of the Intellectual Property, Systems and/or Trademarks.

(c)

Claims which are not clearly the responsibility of either the Licensee or Canopy. In the event of any action, claim or demand brought or threatened by a third party against the Intellectual Property, Systems and/or Trademarks in the Territory and during the Term as a result of any actions, suits, conditions or occurrences which are not clearly the sole responsibility of a single Party hereunder, then the Parties shall cooperate and join with each other in taking all steps they consider appropriate to protect the Intellectual Property, Systems and/or Trademarks, and all liabilities and expenses imposed or incurred shall be borne equally by the Parties.

10.

No Unauthorized Uses or Disparagement. Neither the Licensee nor its approved sublicensees shall modify or alter any of the Intellectual Property, Systems and/or Trademarks, and neither the Licensee nor its approved sublicensees shall disparage or otherwise knowingly harm the goodwill associated with any of the Intellectual Property, Systems and/or Trademarks. All of the Licensee’s and its approved sublicensees’ use of any of the Intellectual Property, Systems and/or Trademarks inure to Canopy’s, Canopy’s Affiliates, and the Licensors’ benefit. The Licensee shall not do, cause to be done or permit to be done, during the term of this Agreement, anything or act that will impair in any way the rights of Canopy, Canopy’s Affiliates or the Licensors in and to the Intellectual Property, Systems and/or Trademarks. The Licensee shall not register or attempt to register anywhere in the world any of the Intellectual Property, Systems or Trademarks or any portion thereof alone or as part of its own intellectual property and /or trademarks, nor shall the Licensee use or attempt to register anywhere in the world any trademarks which are confusingly similar to or constitute a colorable imitation of the Trademarks without the prior written consent of Canopy, Canopy’s Affiliates and/or the Licensors, as applicable.

11.	Representations and Warranties of Canopy. Canopy represents and warrants to the Licensee as follows, acknowledging that the Licensee is relying on these representations and warranties:

(a)	it is the licensee of the Trademarks and Systems, that such license is legal, valid and binding upon the parties thereto, and enforceable by Canopy in accordance with its terms.

(b)	it or its Affiliates are the sole owner of the Intellectual Property.

(c)	Canopy and/or Licensors are the owners of the Intellectual Property, Systems and Trademarks including the applications and registrations set forth in Schedules A and B.

(d)

Canopy has the right, power and authority to grant the license set out in section 2 of this Agreement and all other rights granted to the Licensee under this Agreement and has not granted and will grant no other rights or licences that would conflict with the rights granted to Licensee under this Agreement.

(e)	To the knowledge of Canopy, the exercise by Licensee of the rights and license granted under this Agreement will not infringe or otherwise conflict with the rights of any other Person.

(f)

The Confidentiality and Know-How contained in the Intellectual Property is and remains confidential to Canopy and/or the Licensors and those who have signed written confidentiality and non-disclosure agreements with Canopy and/or the Licensors, as applicable, and Canopy and/or the Licensors have taken reasonable steps to protect the confidentiality of that Confidential Information and Know-How from disclosure to, or use by, unauthorized Persons.

(g)

Except as disclosed by Canopy to Licensee, there is no material settled, pending, or threatened litigation, opposition, or other claim or proceeding challenging the validity, enforceability, ownership, registration, or use of any Trademarks, Systems or Intellectual Property in the Territory that would impact Licensee’s exercise of its rights under this Agreement.

(h)

Except as disclosed by Canopy to Licensee, neither Canopy or Licensors have brought or threatened any claim against any third party alleging infringement of any Intellectual Property, Systems or Trademarks in the Territory nor to the knowledge of Canopy is any third party infringing or threatening to infringe any such rights in the Territory.

12.

Representations and Warranties of the Parties. Canopy, Licensors and the Licensee each represent and warrant to the other as follows, acknowledging that the other Parties are relying on these representations and warranties:

(a)	It is a corporation incorporated and existing under the laws of the jurisdiction of its incorporation.

(b)	It has the corporate power and capacity to carry on business, to own properties and assets, and to execute, deliver and perform its obligations under this Agreement.

(c)	It has taken all necessary corporate action to authorize its execution and delivery of, and the performance of its obligations under, this Agreement.

(d)	This Agreement constitutes a legal, valid, and binding obligation, enforceable against it in accordance with its terms, subject to:

i.	bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement, winding-up and other laws of general application affecting the enforcement of creditors’ rights generally, and

ii.	general equitable principles including the principle that the granting of equitable remedies, such as injunctive relief and specific performance, is at the court’s discretion

(e)

The execution, delivery and performance of its obligations under this Agreement do not and will not breach or result in any default under its articles, by-laws, or any unanimous shareholders agreement, and/or any agreement to which it is a party or by which it is bound.

13.	Representations and Warranties of the Licensee.

(a)

The Licensee conducts its business operations in compliance with all Applicable Laws, with the exception of the Controlled Substances Act, 21 USC 801 et seq., (or similar U.S. laws) as it applies to Cannabis.

14.	Covenants of the Licensee.

(a)

Ownership of Systems and Trademarks. The Licensee acknowledges, as between Licensors and Licensee, that the Licensors are the owners of the Systems and Trademarks, and of the goodwill pertaining thereto. The Licensee agrees, subject to the rights and privileges granted hereunder, that the same shall remain the sole and exclusive property of the Licensors. Upon termination of all or any part of the rights and privileges granted hereunder, the Licensee agrees that it will at Canopy’s expense execute all documents and instruments, and make all filings, necessary to assign and transfer to Canopy without compensation any and all rights it may have acquired in the Systems and Trademarks (including any additional rights therein secured by reason of the Licensee’s use thereof); and upon failure of the Licensee to so act, Canopy shall have the right to execute such documents and instruments, and make such filings, on behalf of the Licensee, and the Licensee hereby appoints Canopy its attorney in fact to execute all such documents and instruments, and to make all such filings, and to take all other steps necessary to effect such assignments and transfers in the name, place and stead of the Licensee. The Licensee agrees that the Licensors, Canopy and/or Canopy’s Affiliates may continue to use the Systems and Trademarks for their own benefit in the Territory in order to conduct their business operations.

(b)

Ownership of Intellectual Property. The Licensee acknowledges, as between Canopy and Licensee, that Canopy and/or Canopy’s Affiliates are the owner(s) of the Intellectual Property, and that all use by the Licensee of the Intellectual Property shall enure to the benefit of Canopy and/or its Affiliates. The Licensee agrees, subject to the rights and privileges granted hereunder, that the same shall remain the exclusive property of Canopy and/or Canopy’s Affiliates. The Licensee agrees that Canopy and/or its Affiliates may continue to use the Intellectual Property for its own benefit in order to conduct its business operations.

(c)

Protection of Intellectual Property and Systems. The Licensee shall not directly or indirectly seek to register any other intellectual property or engage in any conduct that would constitute Infringement of or otherwise affect Canopy and/or Canopy’s Affiliates rights in and to the Intellectual Property, or engage in any conduct that would constitute Infringement of, or otherwise harm, the intellectual property rights of third parties.

(d)

Protection of Trademarks. The Licensee shall not directly or indirectly seek to register any trademark or trade name incorporating the Trademarks, use the Trademarks in combination with any other trademarks, engage in any conduct that would constitute Infringement of or otherwise affect the Licensors’ rights in or to the Trademarks or the goodwill associated with them, dispute the ownership, validity or enforceability of the Trademarks, or attempt to invalidate, dilute or otherwise adversely affect the value of the goodwill associated with the Trademarks.

15.

Covenants of the Licensors. Licensors shall, at their sole expense and discretion (acting in a commercially reasonable manner), maintain the existing registrations of the Trademarks and prosecute all pending applications for registration of the Trademarks in the Territory. Licensors shall keep Licensee informed of any significant adverse developments in the prosecution of applications for the Trademarks in the Territory or any opposition or other challenge by any other Person to the ownership or validity of any Trademarks or any registration or application for registration thereof in the Territory that would impact Licensee’s exercise of its rights under this Agreement.

16.	Indemnification.

(a)

By Licensee. The Licensee hereby agrees to indemnify, defend and hold harmless the Licensors, Canopy, Canopy’s Affiliates, Canopy’s Controlling Persons and each of their respective directors, officers, employees, Representatives and agents (collectively, the “Licensor Indemnified Parties”) for, from, and against any and all Losses incurred by a Licensor Indemnified Party as a result of, arising out of or in connection with any actual or alleged: (i) breach by the Licensee of any of its representations, warranties, covenants, or obligations under this Agreement; (ii) defect in any Licensed Product, including any product liability claim; (iii) infringement, dilution, or other violation of any intellectual property rights of any Person or injury or damage to any Person or property resulting directly from the manufacture, advertising, distribution, and sale of Licensed Products and delivery of Licensed Services except to the extent any such claim relates to the use of the Intellectual Property, Systems or Trademarks in accordance with the terms of this Agreement and the Standards or otherwise is covered by Canopy’s or Licensors’ indemnity obligations; or (iv) the gross negligence or fraud of the Licensee.

(b)

The Licensee and its sublicensees hereby agree to, jointly and severally, indemnify, defend and hold harmless the Licensor Indemnified Parties for, from, and against any Losses incurred by an Indemnified Party as a result of, arising out of or in connection with the actual or alleged promotion, sale, and/or provision of the Licensed Products and Services and any goods and/or services by the Licensee or its sublicensees in the Territory in violation of any Applicable Law (except Federal Cannabis Laws).

(c)

The Licensors and/or Canopy shall indemnify, defend, and hold harmless Licensee and its Affiliates, officers, directors, employees, agents, sublicensees, successors, and assigns (each, a “Licensee Indemnified Party”) from and against all Losses arising out of or in connection with any third-party claim, suit, action, or proceeding relating to any actual or alleged: (a) breach by a Licensor or Canopy of any representation, warranty, covenant, or obligation under this Agreement, or (b) infringement, dilution, or other violation of any intellectual property or other personal or proprietary rights of any Person resulting from the use of the Intellectual Property, Systems or Trademarks by Licensee or any of its Affiliates or sublicensees in accordance with this Agreement.

17.

Assignability. Except with the prior written consent of Canopy, Licensee shall not assign or transfer this Agreement. The Licensee shall have the right to grant sublicenses of the Intellectual Property, Systems and Trademarks as provided in Section 5 hereof.

18.

Disclaimer of Agency. This Agreement shall not constitute the Licensee as the legal Representative, partner or agent of Canopy, or joint venturer with Canopy, nor shall the Licensee have the right or authority to assume or create any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of Canopy.

19.

Notices. All Notices, demands, requests or other communication which under the provisions of this Agreement or otherwise may or must be given, shall be in writing and shall be given or made by actual delivery or by email to its address, address set out below, addressed to the recipient as follows:

Canopy:
Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario K7A 0A8

Attention:	Phil Shaer, Chief Legal Officer
Email:	[REDACTED]

With a copy to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West
Toronto, Ontario, M5H 3C2

Attention:	Jonathan Sherman
Email:	jsherman@casselsbrock.com

Licensee:
Acreage Holdings, Inc.
366 Madison Avenue, 11th Floor
New York, New York 10017

Attention:	Kevin Murphy, Chief Executive Officer,
Email:	[REDACTED]

With a copy to:
DLA Piper (Canada) LLP
Suite 6000, 1 First Canadian Place
PO Box 367, 100 King St W
Toronto ON M5X 1E2

Attention:	Robert Fonn
Email:	robert.fonn@dlapiper.com

or to such other address or email address or individual as may be designated by Notice given by any Party to the others. Any Notice, certificate, consent, determination or other communication shall be effective, if delivered or emailed at or prior to 5:00 p.m. on any Business Day, when so delivered or emailed or, if delivered or emailed at any other time, on the next Business Day. Any Party may designate by Notice in writing a new or other address to which any such Notice, demand or request shall thereafter be given or made; such Notice of new or other address to become effective upon receipt.

20.	Survival. Section 15 (Indemnification) shall survive for 18 months following the termination or expiration of this Agreement.

21.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)

Licensors and Canopy acknowledges and agree that, if Licensor, Canopy and/or their estates shall become subject to any bankruptcy or similar proceeding, all rights and licenses granted to Licensee hereunder will continue subject to the terms and conditions of this Agreement, and will not be affected, including by Licensors’ or Canopy’s rejection of this Agreement.

(c)	The headings of the sections of this Agreement are for convenience only and shall not affect the construction of this Agreement.

(d)

The remedies granted hereunder are cumulative and are not intended to be exclusive of any other remedies to which either Party may be lawfully entitled in case of any breach or threatened breach of the terms and provisions hereof.

(e)

Any provision of this Agreement prohibited or otherwise invalidated by law or by court decree shall be ineffective to the extent of such prohibition or invalidity, without in any way invalidating or affecting the remaining provisions of this Agreement.

(f)

This Agreement constitutes the entire agreement and understanding between the Parties hereto in connection with the subject matter hereof between the Parties hereto and supersedes all previous negotiations, commitments and writings, and may not be changed or modified in any manner, orally or otherwise, except by an instrument in writing signed by a duly authorized officer or Representative of each of the Parties hereto.

(g)

Each of the Parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(h)

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and said counterparts shall constitute one and the same instrument which may be sufficiently evidenced by the counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

CANOPY:

Canopy Growth Corporation, a Canadian corporation

By:

Name:

Title:

TS BRANDCO, INC.

By:

Name:

Title:

TWEED, INC.

By:

Name:

Title:

LICENSEE:

Acreage Holdings, Inc., a British Columbia company

By:

Name:

Title:

Schedule “A” – TS Brandco’s Trademarks

[REDACTED]

Schedule “B” – Tweed Licensor’s Trademarks

[REDACTED]

Schedule “C” – Systems Particulars

Schedule “D” – Intellectual Property

(Designated or Exclusively Licensed to Third Parties)

Nil.

SCHEDULE H

LOCK-UP AND INCENTIVE AGREEMENT

LOCK-UP AND INCENTIVE AGREEMENT

                        , 2019

[INSERT NAME OF INDIVIDUAL] (the “undersigned”)

[INSERT ADDRESS OF INDIVIDUAL]

Gentlemen:

1.         The undersigned understands that Canopy Growth Corporation (the “Company”) and Acreage Holdings, Inc. (“Acreage”) have entered into an arrangement agreement dated April 18, 2019 (the “Arrangement Agreement”) in connection with setting out the terms and conditions of a proposed acquisition (the “Acquisition”) by the Company of the issued and outstanding subordinate voting shares of Acreage (including, for greater certainty, the subordinate voting shares issuable on conversion of the issued and outstanding multiple voting shares and proportionate voting shares, in accordance with the amended share terms set out in the Notice of Articles of Acreage, pursuant to the terms of the Plan of Arrangement. The Acquisition shall be completed following the earlier to occur of: (a) delivery by the Company of a Purchaser Call Option Exercise Notice to the Depositary, and (b) the Triggering Event Date, pursuant to the Plan of Arrangement. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Arrangement Agreement and Plan of Arrangement attached as Schedule A to the Arrangement Agreement.

2.         The undersigned further understands that it is a condition to completing the Arrangement Filings on the Effective Date that the undersigned enter into this lock-up and incentive agreement (the “Agreement”) with Acreage and the Company on or prior to the Effective Date.

3.         Concurrent with the entering into of this Agreement, Acreage has agreed to the terms of a long-term incentive plan (the “Incentive Plan”) to be implemented by Acreage on or about the Effective Date, subject to receipt by Acreage of any requisite shareholder approval from Acreage’s shareholders in accordance with applicable securities laws, pursuant to which Acreage will award restricted share units (“RSUs”) to its key employees (the “Participants”) for purpose of advancing the interests of Acreage and its affiliates through the motivation and retention of the Participants whose performance is believed to deliver profitable results for Acreage. In accordance with the Incentive Plan, each Participant shall receive 981,836 RSUs. The awards for RSUs are aimed at ensuring the alignment of Participants with Acreage’s goals and objectives for successful growth and increased value for Acreage and its shareholders.

4.         Pursuant to and upon the terms of the Incentive Plan, Participants (which shall include the undersigned) will be awarded RSUs subject to the terms of the Incentive Plan and will give the Participant the right to receive one subordinate voting share in the capital of Acreage upon the vesting thereof, provided that following the closing of the Acquisition, each RSU shall be exchanged for an RSU of the Company (a “Replacement RSU”) on the basis of the Exchange Ratio in effect immediately prior to the Acquisition Effective Time pursuant to the Plan of Arrangement and each Replacement RSU will entitle the holder thereof to receive one common share of the Company (a “Company Share”) upon the vesting thereof. For greater certainty, the RSUs and Replacement RSUs, as applicable, shall be included in the “Locked-Up Securities” in accordance with the terms of this Agreement. All references to RSUs forming part of the Locked-Up Securities shall be assumed to include any Replacement RSUs.

The vesting of the RSUs shall be as follows:

Release Dates	Percentage of Locked-Up RSUs to Vest
12 months following the Effective Date	1/4 of Locked-Up RSUs
24 months following the Effective Date	1/4 of Locked-Up RSUs
3 months following the Acquisition Date	1/2 of Locked-Up RSUs, plus any otherwise unvested RSUs

7.        In consideration of the benefit that the Acquisition will confer upon Acreage and its securityholders, including the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees to enter into this Agreement and agrees that the undersigned will not, whether for his, her or its own account or for the account of another, and will cause any spouse, immediate family member or immediate family member of the spouse or the undersigned living in the undersigned’s household, or any trust of which any of the foregoing individuals are beneficiaries, to not in any manner, directly or indirectly, offer, sell, contract to offer or sell, transfer, assign, secure, pledge, grant or sell any option, right or warrant to purchase or otherwise lend, transfer or dispose of the Locked-Up Securities whether currently owned or hereafter acquired, either of record or beneficially by the undersigned (or such spouse or family member, as applicable) or with respect to which the undersigned (or such spouse or family member, as applicable) has or hereafter acquires the power of disposition, make any short sale of, engage in any hedging, monetization or derivative transaction with respect to or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-Up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of Acreage, securities of the Company or securities of another person, cash or otherwise), agree to do any of the foregoing, publicly announce any intention to do any of the foregoing or act jointly or in concert with any third party with respect to any of the foregoing (any such action is referred to herein as a “Transfer”) except in accordance with the Lock-Up Schedule (as hereinafter defined). For greater certainty, upon release of the Locked-Up Securities in accordance with the Lock-Up Schedule, the undersigned shall thereafter not be restricted hereunder from making any Transfers in respect of such released securities. For clarity, nothing herein shall prevent the undersigned from, directly or indirectly, tendering or otherwise dealing with its Locked-Up Securities in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

8.        The lock-up obligations of the undersigned contained herein shall be applicable to (A) two-thirds (2/3rds) of the securities of Acreage, or any financial instruments convertible into, exercisable or exchangeable for, or that represent the right to receive securities of Acreage, currently owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as of the date hereof as set forth in Schedule “A” to this Agreement (the “Current Locked-Up Securities”); and (B) the RSUs granted to the undersigned as a Participant in the Incentive Plan, which the undersigned has beneficial ownership of as of the date hereof, as set forth in Schedule “B” to this Agreement (as well as the RSUs to be issued in connection with the terms of this Agreement and the Incentive Plan, for the undersigned does not yet have beneficial ownership of as of the date hereof) (collectively, the “Locked-Up RSUs”), or securities of the Company that will be owned, directly or indirectly, by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned will have beneficial ownership following completion of the Acquisition (collectively with the Current Locked-Up Securities and the Locked-Up

RSUs, the “Locked-Up Securities”). For greater certainty, and notwithstanding the foregoing, the Locked-Up Securities will include any securities of the Company issued in exchange for securities of Acreage in connection with the completion of the Acquisition pursuant to the Plan of Arrangement however, this Agreement shall not apply to one-third (1/3rd) of (a) the securities of Acreage, or any financial instruments convertible into, exercisable or exchangeable for, or that represent the right to receive securities of Acreage currently owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership, or (b) the securities of the Company that will be owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned will have beneficial ownership following completion of the Acquisition. The Locked-Up Securities shall at all times be subject to the Lock-Up Schedule.

For the purposes hereof, the “Lock-Up Schedule” is as set forth below:

Release Dates	Percentage of Locked-Up Securities to be Released
6 months following the Effective Date	1/6 of Locked-Up Securities
12 months following the Effective Date	1/6 of Locked-Up Securities
18 months following the Effective Date	1/6 of Locked-Up Securities
Acquisition Date	1/6 of Locked-Up Securities
6 months following the Acquisition Date	1/6 of Locked-Up Securities
12 months following the Acquisition Date	1/6 of Locked-Up Securities

Notwithstanding the foregoing, at least 5/6ths of the Locked-Up Securities will be released by the earlier of (i) the 30 month anniversary of the Effective Date, or (ii) the 6 month anniversary of the Acquisition Date, and the remaining balance of 1/6th of all Locked-Up Securities will be released by 12 months following the Acquisition Date.

Notwithstanding the restrictions on Transfer described above, this Section 8 shall not apply, and for certainty the undersigned shall be permitted to (a) Transfer the Locked-Up Securities (other than the Locked-Up RSUs) to any immediate family members of the undersigned, or any company, trust or other entity owned by or maintained for the benefit of the undersigned or any immediate family members of the undersigned, (b) Transfer the Locked-Up Securities (other than the Locked-Up RSUs) by operation of law or in connection with transactions arising as a result of the death or incapacitation of the undersigned, (c) Transfer the Locked-Up Securities (other than the Locked-Up RSUs) to charitable organizations pursuant to bona fide gifts; provided that, in each of (a), (b) and (c), any such transferee shall first execute a lock-up agreement in substantially the form hereof, which lock-up agreement shall remain in force in accordance with the Lock-Up Schedule, (d) exercises of convertible securities of Acreage or the Company, as the case may be; provided that the securities of Acreage or the Company, as the case may be, issuable upon such exercises shall be subject to the terms of this Agreement, or (e) transfers made pursuant to a bona fide third party take-over bid (as defined in the Securities Act (Ontario)) made to all securityholders of Acreage or the Company, as the case may be; provided that, in the event that such take-over bid is not completed, the Locked-Up Securities shall remain subject to the terms of this Agreement.

9.        If, prior to the Acquisition Date, the undersigned ceases to be an employee of Acreage by termination of the undersigned’s employment, whether with or without cause, the undersigned forgoes any unvested RSU. If on or following the Acquisition Date, the undersigned ceases to be an employee of Acreage or the Purchaser (or any affiliate thereof) by termination (and not resignation) of their employment, other than for cause, all unvested RSUs for such undersigned will immediately vest.

10.      In light of the nature of the position held by the undersigned and the close relationship the undersigned will have with Acreage’s clients, it is important for Acreage to limit interference with its business. Therefore, by your execution of this Agreement, the undersigned hereby agrees that, during the currency of his or her employment with Acreage (or any successor thereof) and for one (1) year after such employment ends, however it ends, provided that the undersigned is paid a one year severance in the case of termination without cause, the undersigned will not work at, work for, be employed by, provide services to, engage with, or assist in any way, whether or not for remuneration, recognition, or reward any person, corporation, or organization, whether or not such organization is operated for profit, that cultivates, produces, sells or intends to cultivate, produce or sell cannabis or cannabis-derived products anywhere in any jurisdiction in which Acreage or its subsidiaries (or any successor thereof) has operations.

It is not Acreage’s intention to unduly restrict the undersigned’s employment prospects. Accordingly, Acreage may agree to waive this provision if it is able to establish appropriate safeguards to minimize the impact any proposed employment with a competitor will have on Acreage’s business interests (or the business interest of any successor thereof). Any such waiver shall not be effective unless it is in writing and signed by an authorized representative of Acreage (or any successor thereof).

11.      The undersigned understands that the Company and Acreage are relying upon this Agreement in connection with agreeing to complete the Arrangement Filings and the Acquisition. Each of the Company, Acreage and the undersigned further understands that this Agreement is irrevocable and shall be binding upon their respective legal representatives, successors, and permitted assigns, as applicable, and shall enure to the benefit of the Company, Acreage and the undersigned and their respective legal representatives, successors, and permitted assigns; provided that this Agreement shall terminate and be of no further force or effect in the event the Acquisition is not completed.

12.      The undersigned hereby represents and warrants that he, she or it has the full power and authority to enter into this Agreement, and that he, she or it will do all such acts and take all such steps as reasonably required in order to fully perform and carry out the provisions of this Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, as applicable.

13.      Each of Acreage and the Company hereby represents and warrants that it has the full power and authority to enter into this Agreement, and that it will do all such acts and take all such steps as reasonably required in order to fully perform and carry out the provisions of this Agreement.

14.      This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

15.      Unless otherwise specified, all references to monetary amounts are to the lawful currency of Canada.

16.      This Agreement, the Arrangement Agreement, the Plan of Arrangement and the Incentive Plan constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any other prior understandings and prior agreements between the parties with respect thereto.

17.      If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent such restriction, prohibition, enforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction without affecting its application to other parties or circumstances.

18.      Nothing in this Agreement nor in any rights granted under this Agreement confers upon the undersigned any remuneration or benefits other than as set forth in this Agreement or the Incentive Plan.

19.      The undersigned hereby acknowledges that the undersigned has had a reasonable opportunity to obtain independent legal advice regarding this Agreement, including any tax implications, and that the undersigned has reviewed and understands its terms.

20.      This Agreement may be executed by facsimile, PDF or other electronic signature, and as so executed shall constitute an original.

[Remainder of page intentionally left blank. Signature page follows.]

Yours truly,

(Name of Securityholder )

(Signature)

(Name and Title of Signatory)

ACREAGE HOLDINGS, INC.

By:
Name:
Title:

CANOPY GROWTH CORPORATION

By:
Name:
Title:

SCHEDULE “A”

(to Lock-up and Incentive Agreement)

[NOTE TO DRAFT: TO LIST ALL ACREAGE SECURITIES OWNED/CONTROLLED AS OF DATE OF AGREEMENT]

SCHEDULE “B”

(to Lock-up and Incentive Agreement)

[NOTE TO DRAFT: TO LIST ALL ACREAGE RSUs GRANTED]

EXHIBIT 1

Pursuant to Section 6.2(1)(j), the following are the principal terms by which the parties to the Arrangement Agreement and the parties to that certain Third Amended and Restated Limited Liability Company Agreement of High Street Capital Partners, LLC (“High Street” and the “High Street Agreement”) agree to amend the High Street Agreement:

1.        Immediately prior to the acquisition of the Company by Purchaser, the High Street Agreement is amended to provide for the creation of two classes of Units: Class A Units, to be held by Acreage America Holdings, Inc. (“AAH”), and Class B Units, to be held by all other Members at the time of the Acquisition. The High Street Agreement will also be amended as may be required to effectuate the transactions contemplated by the Arrangement Agreement.

2.        Class A Units would entitle the holder of such Units to (i) retain voting control, and (ii) be entitled to all distributions from High Street, other than with respect to the Class B Units as provided in this Exhibit 1. Class B Units would entitle the holders of such Class B Units to a preferred return equal to the Secured Overnight Financing Rate multiplied by the fair market value of such Class B Unit holders’ interests in High Street immediately before the amendment to the High Street Agreement. The preferred return will not be required to be paid annually, but will accrue and become payable at the earlier of (a) the 5th anniversary of the amendment of the High Street Agreement; or (b) a liquidation of, or a taxable sale of substantially all of the assets of, High Street. On such a transaction referenced in clause (b), the holders of Class B Units would also be entitled to a return of their capital accounts. In all events, after 7 years, each holder of the Class B Units would be paid its respective capital account balance plus any outstanding, accrued but unpaid preferred return. Notwithstanding anything to the contrary, no preferred return shall be due and payable pursuant this Section 2 at such time or times specified in the foregoing sentences unless the Class B Units remain issued and outstanding at such time or times and no such acquisition of the Class B Units described in item 6 below has occurred.

3.        Taxable income of High Street generally will be first allocated to the holders of Class B Units up to and on account of its accrued preferred return and then the remainder of the income will be allocated to the holders of the Class A Units. No losses of High Street shall be allocated to holders of Class B Units.

4.        The holders of the Class B Units would be entitled to mandatory, annual tax distributions with respect to the taxable income allocated to them on account of the accrued preferred return, with such tax distributions being made following the close of each taxable year of High Street. The amount of any such tax distributions would be intended to be limited to the actual tax liabilities of the holders of Class B Units on account of their allocable share of taxable income of High Street. To that end, the methodology for calculating tax distributions shall be based on an assumed tax rate equal to the actual combined effective federal, state and local tax rate applicable to individuals resident in California, taking into account, without limitation, (i) the character of income allocated on the Class B Units, (ii) deductibility of state and local taxes, (iii) unused losses previously allocated to any such holder of Class B units on account of any interest it held in High Street, and (iv) other factors that would reduce the actual tax liabilities of the holders of Class B Units that are not described in clauses (i)-(iii).

5.        The holders of the Class B Units would have the right to exchange its Class B Units into shares of Purchaser at the ratio of .5818 shares of the Purchaser for each High Street Class B Unit. (If necessary, Purcahser would contribute its shares to AAH and/or High Street to facilitate such exchange.) With respect to Class B units held by Acreage Holdings WC Inc. (“WC Inc”), the shareholders of WC Inc would be entitled to exchange their WC Inc shares for Purchaser shares directly in lieu of WC Inc exchanging its Class B Units for Purchaser shares, as if the WC Inc shares were converted into Class B Units and in that proportion.

6.        On the third anniversary of the acquisition of the Company by Purchaser, High Street or AAH or its successor would have an option to acquire all but not less than of the outstanding Class B Units at the aforementioned .5818 share/Class B Unit ratio; and with respect to the WC Inc shareholders, High Street or AAH or its successor would have an option to acquire all but not less than of WC Inc shares at the aforementioned .5818 share/Class B Unit ratio, as if the WC Inc shares were converted into Class B Units and in that proportion.

7.        Appropriate conforming amendments will be made to the High Street Agreement, and any other relevant agreement to reflect and effectuate the terms of this Exhibit 1, with the parties negotiating in good faith and taking into account minority rights for the holders of the Class B Units.

EXHIBIT 2

The Tax Receivables Agreement (the “TRA”) will be amended as follows:

Firstly, at the Effective Time to reflect changes to the following:

1.

Members to whom Tax Benefit Payments have been made shall be required to return such payments, plus interest, computed at the short-term applicable federal rate plus two percent (or such other rate imposed on an underpayment of tax pursuant to applicable provisions of the U.S. Tax Code), in the event that it is later determined by a final determination, closing agreement, or other resolution of the matter, that the Net Tax Benefit actually realized by the U.S. Corporation is less than the Net Tax Benefit previously determined for the purpose of making such payment.

2.

The U.S. Corporation shall not be permitted to make any payments under the TRA without the prior written consent of Canopy, which consent shall not be unreasonably withheld, and in connection with such consent requirements, the U.S. Corporation shall provide to Canopy sufficient information, including reports of the Corporation’s accountants, to substantiate the computation of amounts payable under the TRA and a reasonable amount of time shall be allotted for such review which shall be reflected as an extension to the due date for any such relevant payments if the due date has expired.

3.	The right of the U.S. Corporation to make an Early Termination Payment shall be subject to the prior written consent of Canopy which may be refused at the discretion of Canopy.

4.	The Company shall provide the Purchaser with prompt notice of any breach or alleged breach of any terms of the TRA.

Secondly, prior to the Acquisition, to reflect changes to the following:

5.

Neither the amendments to the TRA contemplated by this Exhibit 2 nor any of the transactions contemplated by the Arrangement (including, without limitation, the Acquisition) shall be treated as a termination of the TRA or an acceleration upon a change of control for all purposes of the TRA, and no payments shall be made on account of such amendments or transactions contemplated by the Arrangement except to the extent provided in Section 6 below.

6.

At the time all of the units (“Units”) of High Street Capital Partners, LLC (“HSCP”) and in the case of Acreage Holdings WC, Inc. (“AHWC”), all of the shares of AHWC, have been acquired by the Purchaser, Acreage Holdings America, Inc. or any of their affiliates (the “Purchaser Group”) or redeemed or acquired by HSCP (the “Determination Date”), the TRA will be accelerated and a one-time payment will be made to the Members in the aggregate amount of $121 million (the “Lump Sum Amount”), subject to the following conditions and adjustments:

(a)

The utilization of the tax basis step up adjustment resulting from the acquisition or redemption of the Units is not disallowed due to Section 280E or any other provision of the of the U.S. Tax Code (including, without limitation, as a result of a change in law occurring after the date hereof) prohibiting the utilization of the tax basis step up to offset taxable income, which is unrelated to the tax attributes, the amount of income of the Purchaser Group or the deferral of the utilization of the utilization of the tax basis step-up adjustment. Losses or expenses of the Purchaser Group that defer the utilization or amortization deductions from a tax basis step up would not prevent the payment of the Lump Sum Amount. It is intended that the TRA payment will be paid provided that Purchaser Group is generally permitted to claim deductions against taxable income for the full amount of the stepped up basis, assuming sufficient taxable income in the current year or future years.

(b)

The Lump Sum Amount will be reduced by any TRA payments and any payments under the Acreage Holding Tax Receivable Bonus Plan I or Acreage Holding Tax Receivable Bonus Plan II made after the Triggering Event Date prior to the payment of the Lump Sum Amount on a dollar for dollar basis.

7.

It is expected that the purchase price for the Units recognized for the tax basis step up will be equal to (i) the cash paid and the fair market value of shares of Purchaser paid on the date of each transfer of Units, in the case where such Units are disposed of for Purchaser shares (i.e. after the Acquisition Date) and (ii) the cash paid and the fair market value of the Acreage shares paid on the date of each transfer of Units, in the case where such Units are disposed of for Acreage shares (i.e. before the Acquisition Date)

8.	It is intended that the Purchaser will contribute publicly traded shares of Purchaser to Acreage Holding America, Inc. to effectuate the acquisition of the Units.

9.	For the avoidance of doubt, no amounts can be clawed back from persons receiving the Lump Sum Amount.

10.	If any payments are made pursuant to the TRA prior to the Triggering Date, such payments will reduce the Lump Sum Amount dollar-for-dollar.

11.

The foregoing terms reflect the general intention of the parties in amending the TRA. The parties will negotiate in good faith in amending the TRA to effectuate such intent, including modification of other terms of the TRA and appropriate conforming amendments.